Form 10-K, Exhibit 13
period 2014-12-31
SunEdison Semiconductor Ltd
filed 2015-03-02
CIK 1585854

Exhibit 13
Four Year Selected Financial Highlights

The following data has been derived from our annual consolidated and combined financial statements, including the consolidated and combined balance sheets and the related consolidated and combined statements of operations, cash flows, and shareholders’ equity and the notes thereto. The information below should be read in conjunction with our consolidated and combined financial statements and notes thereto including Note 2 related to significant accounting policies.

	2014(1)	2013 (1)	2012 (1)	2011(1)
(in millions, except per share amounts)
Statement of Operations Data:
Net sales	$840.1	$920.6	$934.2	$1,198.3
Gross profit	79.0	81.7	81.8	175.0
Marketing and administration	84.8	105.1	100.7	129.9
Research and development	34.8	37.0	33.4	38.2
Restructuring (reversals) charges(2)	(22.9)	(75.0)	(149.6)	284.5
Loss (gain) on sale / receipt of property, plant, and equipment(3)	4.7	—	(31.7)	—
Long-lived asset impairment charges(4)	59.4	33.6	1.5	234.7
Operating (loss) income	(81.8)	(19.0)	127.5	(512.3)
Non-operating (income) expense	6.0	(7.7)	1.2	5.9
Net (loss) income attributable to SunEdison Semiconductor Limited	(90.2)	(57.7)	121.3	(557.9)
Basic (loss) earnings per share	(2.17)	(1.39)	2.92	(13.44)
Diluted (loss) earnings per share	(2.17)	(1.39)	2.92	(13.44)
Balance Sheet Data:
Cash and cash equivalents	88.2	40.8	103.2	50.3
Working capital	167.5	(35.9)	38.1	(65.5)
Total assets	1,184.2	1,151.8	1,513.2	1,389.1
Long-term debt (including current portion)	207.1	10.4	145.4	148.8
Total SunEdison Semiconductor Limited shareholders’ equity	690.3	667.0	775.1	503.7
Noncontrolling interests	1.2	44.2	38.9	35.3
Total shareholders' equity	691.5	711.2	814.0	539.0
Other Data:
Ordinary shares issued and outstanding	41.5	—	—	—
Capital expenditures	94.4	101.0	95.2	187.1
_________________________
(1)    The combined financial statements for interim and annual periods prior to the completion of our initial public offering on May 28, 2014 were derived from the consolidated financial statements and accounting records of SunEdison and included allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. Our consolidated financial statements for the year ended December 31, 2014 were prepared on a stand-alone basis following the completion of our initial public offering. See Note 1 to Notes to Consolidated Financial Statements for further information.
(2), (3), (4)    See Note 4 to Notes to Consolidated Financial Statements for further information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global leader in the development, manufacture, and sale of silicon wafers to the semiconductor industry. We operated as a business segment of SunEdison until May 28, 2014, when we closed on the initial public offering of 8,280,000 of our ordinary shares (the "Offering" or "IPO"). We believe the completion of the Offering allows us, as a stand-alone public company, to pursue our own strategies, focus on our key markets and customers, and optimize our capital structure.
We continued to execute on our strategic plan to improve our performance and meet the competitive demands of the semiconductor industry during 2014. Our business strategy targets the most significant opportunities and challenges we face, including:

•	Operating cash flow management,

•	Manufacturing cost reductions,

•	Optimization of factory utilization, and

•	Continued sales growth in higher margin products such as silicon-on-insulator ("SOI") wafers.
We continued to experience downward pricing pressures arising from softness in the semiconductor industry during 2014, which negatively impacted our net sales. However, as a result of improved cost management and lower input costs, we were able to improve our gross margin percentage compared to 2013.

RESULTS OF OPERATIONS

Year Ended December 31, 2014, Compared with Year Ended December 31, 2013

Net Sales

	For the Year Ended December 31,		Change
Net sales	2014	2013	Dollars	Percent
Dollars in millions
Net sales to non-affiliates	$837.7	$911.5	$(73.8)	(8.1)%
Net sales to affiliates	2.4	9.1	(6.7)	(73.6)%
Net sales	$840.1	$920.6	$(80.5)	(8.7)%
Net sales to non-affiliates decreased for the year ended December 31, 2014, compared to the prior year, primarily due to semiconductor wafer price decreases, only partially offset by volume increases. The decreases were the result of competitive pressures arising from softness in the semiconductor industry. Average selling price decreases occurred primarily in 200mm and 300mm semiconductor wafers.

Gross Profit

	For the Year Ended December 31,		Change
Gross profit	2014	2013	Dollars	Percent
Dollars in millions
Cost of goods sold	$761.1	$838.9	$(77.8)	(9.3)%
Gross profit	$79.0	$81.7	$(2.7)	(3.3)%
Gross margin (profit as a percentage of net sales)	9.4%	8.9%
Gross profit decreased for the year ended December 31, 2014, compared to 2013. The decrease was primarily the result of lower average selling prices for our wafers, which was largely offset by more favorable polysilicon costs and continued manufacturing cost reductions. As a result of more favorable polysilicon costs and our continued focus on manufacturing cost reductions, gross margin increased for the year ended December 31, 2014, compared to the prior year.

Marketing and Administration

	For the Year Ended December 31,		Change
Marketing and administration	2014	2013	Dollars	Percent
Dollars in millions
Marketing and administration	$84.8	$105.1	$(20.3)	(19.3)%
As a percentage of net sales	10.1%	11.4%
Marketing and administration expenses decreased for the year ended December 31, 2014, compared to the prior year, primarily as a result of lower expenses that we have incurred as a stand-alone public company, in comparison to our historical combined financial statements prior to the Offering, which included expenses of SunEdison that were allocated to us for certain general corporate and administrative functions.

Research and Development

	For the Year Ended December 31,		Change
Research and development	2014	2013	Dollars	Percent
Dollars in millions
Research and development	$34.8	$37.0	$(2.2)	(5.9)%
As a percentage of net sales	4.1%	4.0%
Research and development ("R&D") for the year ended December 31, 2014 decreased compared to the prior year, primarily as a result of our decision to consolidate the semiconductor crystal operations, as announced in February 2014. This decrease was partially offset by increased spending to enhance our capabilities in advanced substrates and to broaden our product offerings.

Restructuring Reversals

	For the Year Ended December 31,		Change
Restructuring reversals	2014	2013	Dollars	Percent
Dollars in millions
Restructuring reversals	$(22.9)	$(75.0)	$52.1	(69.5)%
We recorded net restructuring reversals for the year ended December 31, 2014 due to a $14.4 million favorable settlement of a polysilicon supply agreement negotiated in 2013, but settled during the first half of 2014, $12.0 million of severance reversals related to the sale of our Merano, Italy polysilicon and chlorosilanes facilities because the buyer assumed legal responsibility for the affected employees, and $2.9 million of other net favorable revisions to our estimated restructuring liabilities. These restructuring reversals were partially offset by $3.9 million of restructuring expenses related to our plan to consolidate our semiconductor crystal operations that was announced in February 2014 and $2.5 million of severance expense related to the fourth quarter workforce reduction plan that was announced in December 2014.
We recorded restructuring reversals for the year ended December 31, 2013 largely due to a $62.9 million favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $12.1 million of other net favorable revisions to our estimated restructuring liabilities, primarily due to the settlement of certain contractual obligations and changes in estimates related to the restructuring actions associated with our 2011 Global Plan. See Note 4.

Loss on Sale of Property, Plant, and Equipment

	For the Year Ended December 31,		Change
Loss on sale of property, plant, and equipment	2014	2013	Dollars	Percent
Dollars in millions
Loss on sale of property, plant, and equipment	$4.7	$—	$4.7	n/m
We recognized a $4.7 million loss on sale of property, plant, and equipment for the year ended December 31, 2014 related to our sale of the Merano, Italy polysilicon and chlorosilanes facilities that closed during the fourth quarter. There were no such gains or losses recorded for the prior year.

Long-lived Asset Impairment Charges

	For the Year Ended December 31,		Change
Long-lived asset impairment charges	2014	2013	Dollars	Percent
Dollars in millions
Long-lived asset impairment charges	$59.4	$33.6	$25.8	76.8%
We recorded asset impairment charges of $59.4 million for the year ended December 31, 2014, of which $57.3 million relates to the write-down of assets at our Merano, Italy polysilicon and chlorosilanes facilities during the third quarter to their then-current estimated fair value, which was based on purchase offers we received from potential buyers. The Merano, Italy polysilicon and chlorosilanes facilities were subsequently sold in the fourth quarter.
In the fourth quarter of 2013, management concluded an analysis as to whether to restart the Merano, Italy polysilicon facility and determined that, based on developments and then-current market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility obtained from Evonik. See Note 4. As a result, in the fourth quarter of 2013, we recorded $33.6 million of non-cash impairment charges to write down these assets to their estimated salvage value.

Non-Operating Expense (Income)

	For the Year Ended December 31,		Change
Non-operating expense (income)	2014	2013	Dollars	Percent
Dollars in millions
Interest expense	$9.2	$0.8	$8.4	1,050.0%
Interest income	(0.5)	(0.5)	—	—%
Interest, net - affiliates	(0.1)	(4.1)	4.0	(97.6)%
Other, net	(2.6)	(3.9)	1.3	(33.3)%
Total non-operating expense (income)	$6.0	$(7.7)	$13.7	(177.9)%
Non-operating income decreased for the year ended December 31, 2014, compared to the prior year, primarily due to additional interest expense associated with our $210.0 million senior secured term facility and $50.0 million senior secured revolving facility executed on May 27, 2014. In addition, interest income from affiliates was reduced in 2014 as a result of changes in intercompany loans to and from SunEdison. For the year ended December 31, 2014, we also experienced a less net favorable change in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts, which are recorded in other, net.

Income Taxes

	For the Year Ended December 31,		Change
Income taxes	2014	2013	Dollars	Percent
Dollars in millions
Income tax expense	$2.6	$44.0	$(41.4)	(94.1)%
Effective income tax rate	3.0%	389.4%
The income tax expense for the year ended December 31, 2014 was primarily the result of the $62.7 million of tax expense associated with a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $7.5 million increase to the reserve for uncertain tax positions related to taxable income adjustments attributable to foreign operations, and taxes imposed on certain profitable operations in various foreign jurisdictions. This expense has been largely offset by the reduction of the valuation allowance of $86.9 million on certain deferred tax assets due to our ability to realize those benefits in the future.
The 2013 net income tax expense was primarily the result of the worldwide geographical mix of earnings from operations taxed at various rates.
Certain of our subsidiaries have been granted a concessionary tax rate of zero percent on all qualifying income for periods of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2014 and 2013 of $0.4 million and $2.2 million, respectively. Under these incentive programs, the income tax rate for qualifying income is taxed at an incentive tax rate lower than the corporate tax rate. We are in compliance with the qualifying condition of the tax incentives. The last of these incentives will expire in 2017.

Year Ended December 31, 2013, Compared with Year Ended December 31, 2012

Net Sales

	For the Year Ended December 31,		Change
Net sales	2013	2012	Dollars	Percent
Dollars in millions
Net sales to non-affiliates	$911.5	$927.4	$(15.9)	(1.7)%
Net sales to affiliates	9.1	6.8	2.3	33.8%
Net sales	$920.6	$934.2	$(13.6)	(1.5)%

Net sales to non-affiliates decreased for the year ended December 31, 2013, compared to the prior year, primarily due to semiconductor wafer price decreases driven by softness in the semiconductor industry in 2013, only partially offset by volume increases. Also, a less favorable product mix and a decrease in net sales of intermediate byproducts of polysilicon and scrap wafers combined to lower net sales. Unit volume increased across all wafer diameters as a result of increased sales to certain existing customers and improved market demand. Average selling price decreases occurred primarily with 300mm semiconductor wafers due to a competitive market environment, overcapacity and the weakening of the Japanese yen, which lowered the relative prices charged by Japanese semiconductor wafer manufacturers in markets outside Japan.

Gross Profit

	For the Year Ended December 31,		Change
Gross profit	2013	2012	Dollars	Percent
Dollars in millions
Cost of goods sold	$838.9	$852.4	$(13.5)	(1.6)%
Gross profit	$81.7	$81.8	$(0.1)	(0.1)%
Gross margin (profit as a percentage of net sales)	8.9%	8.8%
Gross margin was relatively flat for the year ended December 31, 2013, compared to the prior year period, primarily due to lower average selling prices for our wafers offset entirely by reduced unit costs on higher product volume, improved operational efficiencies, and continued focus on manufacturing cost reductions.

Marketing and Administration

	For the Year Ended December 31,		Change
Marketing and administration	2013	2012	Dollars	Percent
Dollars in millions
Marketing and administration	$105.1	$100.7	$4.4	4.4%
As a percentage of net sales	11.4%	10.8%
Marketing and administration expenses increased for the year ended December 31, 2013 compared to the prior year, primarily as a result of the absence of $4.0 million in insurance recoveries related to the earthquake and tsunami in Japan which reduced marketing and administration expense in 2012. We had no similar insurance recoveries during the year ended December 31, 2013.

Research and Development

	For the Year Ended December 31,		Change
Research and development	2013	2012	Dollars	Percent
Dollars in millions
Research and development	$37.0	$33.4	$3.6	10.8%
As a percentage of net sales	4.0%	3.6%
R&D expenses increased for the year ended December 31, 2013 compared to the prior year, primarily due to spending to enhance our capabilities in advanced substrates and to broaden our product offerings. This increase in R&D spending related primarily to the hiring of additional engineers and the purchase of test equipment to support the advancement of our crystal capabilities in support of customer requirements, especially on larger diameter products.

Restructuring Reversals

	For the Year Ended December 31,		Change
Restructuring reversals	2013	2012	Dollars	Percent
Dollars in millions
Restructuring reversals	$(75.0)	$(149.6)	$74.6	(49.9)%

We recorded restructuring reversals for the year ended December 31, 2013 due to a $62.9 million favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $12.1 million of other net favorable revisions to our estimated restructuring liabilities, primarily due to the settlement of certain contractual obligations and changes in estimates related to the restructuring actions associated with our 2011 Global Plan. See Note 4.
We recorded restructuring reversals for the year ended December 31, 2012 as a result of our settlement agreement with Evonik, which resulted in $65.8 million of income within restructuring charges. Additionally, we recorded $75.7 million of income within restructuring charges due to the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison. We also had $8.1 million of other net favorable revisions to our estimated restructuring liabilities based on actual results differing from our previous estimates.

Gain on Receipt of Property, Plant, and Equipment

	For the Year Ended December 31,		Change
Gain on receipt of property, plant, and equipment	2013	2012	Dollars	Percent
Dollars in millions
Gain on receipt of property, plant, and equipment	$—	$(31.7)	$31.7	n/m
We recognized $31.7 million in gains on receipt of property, plant, and equipment for the year ended December 31, 2012 as a result of the chlorosilanes plant we received in connection with our settlement with Evonik. See Note 4. No similar amounts were recorded for the year ended December 31, 2013.

Long-lived Asset Impairment Charges

	For the Year Ended December 31,		Change
Long-lived asset impairment charges	2013	2012	Dollars	Percent
Dollars in millions
Long-lived asset impairment charges	$33.6	$1.5	$32.1	2,140.0%
Management concluded an analysis in the fourth quarter of 2013, as to whether to restart the Merano, Italy polysilicon facility and determined that, based on developments and market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility. See Note 4. As a result, we recorded $33.6 million of non-cash impairment charges in the fourth quarter of 2013 to write down these assets to their then-current estimated salvage value.
We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012, primarily related to elements of our enterprise software that we no longer use.

Non-operating Expense (Income)

	For the Year Ended December 31,		Change
Non-operating expense (income)	2013	2012	Dollars	Percent
Dollars in millions
Interest expense	$0.8	$1.0	$(0.2)	(20.0)%
Interest income	(0.5)	(0.7)	0.2	(28.6)%
Interest (income) expense, net - affiliates	(4.1)	(2.2)	(1.9)	86.4%
Other, net	(3.9)	3.1	(7.0)	n/m
Total non-operating (income) expense	$(7.7)	$1.2	$(8.9)	n/m
Non-operating expense (income) decreased for the year ended December 31, 2013, compared to the prior year, primarily due to the effects of changes in foreign currency exchange rates and related gains and losses on settlements of derivative foreign currency forward contracts, which are recorded in other, net.

Income Taxes

	For the Year Ended December 31,		Change
Income taxes	2013	2012	Dollars	Percent
Dollars in millions
Income tax expense	$44.0	3.6	$40.4	1,122.2%
Effective income tax rate	389.4%	2.9%
The 2013 net expense was primarily the result of the worldwide operational earnings mix at various rates. The 2012 net expense is primarily the result of the geographical mix of earnings from operations taxes at various rates, changes in valuation allowances, and a net decrease to the reserve for uncertain tax positions.
Certain of our subsidiaries have been granted a concessionary tax rate of zero percent on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in tax benefits for 2013 and 2012 of $2.2 million and $4.6 million, respectively. The income tax rate for qualifying income is taxed at an incentive tax rate lower than the corporate tax rate under these incentive programs. We were in compliance with the qualifying condition of the tax incentives as of December 31, 2013. The last of these incentives will expire between 2017 and 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our operations and other liquidity requirements were funded on a collective basis along with those of SunEdison’s solar energy business during all of the periods presented prior to the Offering. Prior to the Offering, we participated in SunEdison’s centralized cash management system, and generally all of our excess cash was transferred to SunEdison on a daily basis. We are now a stand-alone public company with our own treasury management policies and procedures.
We expect our primary sources of liquidity in the future to be cash generated from operations and borrowings available under our senior secured revolving facility. Our principal uses of liquidity will be to fund our working capital needs, capital expenditures, and service our outstanding indebtedness. We believe our liquidity will be sufficient to fund our operations for at least the next 12 months. Our ability to continue to fund these items may be affected by general economic, competitive, and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our capital expenditures, sell assets, obtain additional debt or equity capital, or refinance all or a portion of our debt.
The cash and cash equivalents, prior to the Offering, presented in this section are historical amounts recorded by SunEdison subsidiaries dedicated to the semiconductor materials business. Cash and cash equivalents as of December 31, 2014 totaled $88.2 million, compared to $40.8 million as of December 31, 2013. Cash and cash equivalents increased primarily due to the net effects of the series of transactions undertaken by SunEdison to transfer ownership of its semiconductor materials business to us with the initial public offering and related transactions (the "Formation Transactions"). Of our cash and cash equivalents as of December 31, 2014 and 2013, $70.0 million and $40.8 million, respectively, was held by our foreign subsidiaries, a portion of which may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impacts on future cash flows.
We are domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after taking into consideration the tax effects of such remittances can be done in a tax-efficient manner.
We had $26.3 million of committed capital expenditures as of December 31, 2014. Capital expenditures in 2014 and committed capital expenditures for 2015 primarily relate to maintaining our manufacturing facilities, increasing our manufacturing capacity, and expanding capability for our next generation projects.
The table below sets forth our summary cash flow information for the years ended December 31, 2014, 2013, and 2012.

	For the Year Ended December 31,
	2014	2013	2012
Dollars in millions
Net cash (used in) provided by:
Operating activities	$(50.3)	$60.4	$46.1
Investing activities	$(92.7)	$(113.7)	$(145.5)
Financing activities	$193.2	$1.1	$153.1

Net Cash (Used in) Provided by Operating Activities
Net cash used in operating activities for the year ended December 31, 2014 was primarily related to a $38.6 million decrease in accounts payable, affiliates, primarily driven by the net payment of intercompany balances to SunEdison in connection with the Formation Transactions, a $34.9 million decrease in restructuring liabilities resulting primarily from cash payments to settle supply contract obligations, and a $19.5 million increase in accounts receivable, affiliate due to the timing of intercompany receipts from SunEdison. Net cash used in operating activities was also attributable in part to our net loss of $91.0 million, adjusted for non-cash items including $116.0 million of depreciation and amortization, $59.4 million of long-lived asset impairment charges, a $26.6 million benefit from deferred taxes, and $11.3 million of stock compensation expense. We generated cash from a $7.3 million increase in accounts payable and accrued liabilities due to the timing of vendor payments.

Net cash provided by operating activities for the year ended December 31, 2013 was attributable in part to our net loss of $55.3 million adjusted for non-cash items, including $119.6 million of depreciation and amortization, $34.8 million of long-lived asset impairment charges and $13.9 million of stock compensation expense. Uses of cash included a $83.9 million decrease in restructuring liabilities resulting primarily by cash payments to settle supply contract obligations and an $18.6 million decrease in accounts payable and accrued liabilities due to timing. Also included in the uses of cash is a decrease of $80.3 million in accounts receivable, affiliate driven primarily by a favorable settlement of the polysilicon supply agreement we had with a SunEdison subsidiary, which resulted in $62.9 million of restructuring reversals in 2013. The impact of the favorable settlement is reflected in the “amounts due from affiliates” in the combined statement of cash flows. We generated cash from a $100.8 million increase in accounts payable, affiliate attributable to timing of intercompany payments to SunEdison determined by our operational needs and a $29.6 million decrease in accounts receivable driven by the timing of collections of customer receivables.
Net cash provided by operating activities for the year ended December 31, 2012 was attributable in part to our net income of $122.7 million adjusted for non-cash items, including $118.7 million of depreciation and amortization and a $31.7 million gain on receipt of property, plant, and equipment. Uses of cash included a $146.5 million decrease in restructuring liabilities driven by payments to settle supply contract obligations and an increase of $71.6 million in accounts receivable, affiliate driven by the timing of intercompany collections from SunEdison determined by intercompany operational needs. We generated cash from a $41.3 million increase in accounts payable payments to SunEdison determined by our operational needs and a $34.0 million decrease in inventory primarily attributable to improved inventory management.

Net Cash Used in Investing Activities
Notes redeemable from SunEdison are reflected as investing activities in the historical combined cash flow statements.
Net cash used in investing activities for the year ended December 31, 2014 consisted of capital expenditures of $94.4 million to maintain our manufacturing facilities, increase our manufacturing capacity, and to further the advancement of our next generation products, and a $3.0 million decrease in notes receivable, affiliate. Net cash used in investing activities for the year ended December 31, 2013 consisted of capital expenditures of $101.0 million to further the advancement of our next generation of products and a $12.7 million increase in notes receivable, affiliate. Net cash used in investing activities for the year ended December 31, 2012 primarily consisted of $95.2 million in capital expenditures to further the advancement of our next generation of products and a $46.7 million increase in notes receivable, affiliate.

Net Cash Provided by Financing Activities
Borrowings from SunEdison are reflected as financing activities in the historical combined cash flow statements.
Net cash provided by financing activities for the year ended December 31, 2014 consisted of $210.0 million of proceeds from long term debt borrowings and $186.3 million in net proceeds from the issuance of ordinary shares as part of the Offering. These cash inflows were offset by a $179.4 million reduction in net parent investment through contributions by us to SunEdison primarily related to the full repayment of the intercompany notes payable of $215.2 million that resulted from the Formation Transactions, $12.1 million in payments of financing and debt issuance costs related to the Credit Facility, and $11.6 million in principal payments on long term debt, including $10.6 million owed to a bank by our Japanese subsidiary and $1.0 million in principal payments on the Term Facility. Net cash provided by financing activities for the year ended December 31, 2013 primarily consisted of $4.0 million of net parent investment contributions from SunEdison offset, in part, by $2.9 million of principal payments on our long term debt. Net cash provided by financing activities for the year ended December 31, 2012 primarily consisted of $154.6 million of net parent investment proceeds from SunEdison.

Senior Secured Credit Facility
The Company and its direct subsidiary, SunEdison Semiconductor B.V. (the “Borrower”), entered into a credit agreement on May 27, 2014, with Goldman Sachs Bank USA, as administrative agent, sole lead arranger, and sole syndication agent, and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the “Credit Facility”). The Credit Facility provides for: (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the “Term Facility”); and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the “Revolving Facility”). The Borrower may obtain under the Revolving Facility, (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million; and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The Term Facility has a five-year term, ending May 27, 2019, and the Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the Term Facility was drawn on May 27, 2014. No amounts were outstanding under the Revolving Facility as of December 31, 2014, but $3.2 million of third party letters of credit were outstanding, which reduced the available borrowing capacity. The principal amount of the Term Facility must be repaid in quarterly installments of $525,000 beginning September 30, 2014 with the remaining balance paid at maturity.

The Term Facility was issued at a discount of 1.00%, or $2.1 million, which will be amortized as an increase in interest expense over the term of the Term Facility. We incurred an additional $10.0 million of financing fees related to the Credit Facility that have been capitalized and will be amortized over the term of the respective Term Facility and Revolving Facility.
The Borrower’s obligations under the Credit Facility are guaranteed by the Company and certain of its direct and indirect subsidiaries. The Borrower’s obligations and the guaranty obligations of the Company and its subsidiaries are secured by first-priority liens on, and security interests in, certain present and future assets of the Company, the Borrower, and the subsidiary guarantors, including pledges of the capital stock of certain of the Company’s subsidiaries.
Borrowings under the Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest will be paid quarterly in arrears, and at the maturity date of each facility for loans bearing interest with reference to the base rate. Interest will be paid on the last day of selected interest periods (which will be one, three, and six months), and at the maturity date of each facility for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum will be payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances.
The Credit Facility contains customary representations, covenants, and events of default typical for credit arrangements of comparable size, including our maintenance of a consolidated leverage ratio of not greater than: (i) 3.5 to 1.0 for the quarter ended December 31, 2014; (ii) 3.0 to 1.0 for the quarters ending March 31, 2015 and June 30, 2015; and (iii) 2.5 to 1.0 for the quarters ending on and after September 30, 2015. The Credit Facility also contains customary material adverse effects and cross-default clauses. The cross-default clause is applicable to defaults on other indebtedness in excess of $30.0 million. We were in compliance with all covenants of the Credit Facility as of December 31, 2014.

Japanese Credit Facility
Long-term notes, including current portion, totaling $10.4 million as of December 31, 2013 were owed to a bank by our Japanese subsidiary. The notes were guaranteed by SunEdison and further secured by the property, plant, and equipment of our Japanese subsidiary. The original maturity dates of these loans ranged from 2014 to 2017. These long-term notes were paid in full during the second quarter of 2014 using proceeds from the Formation Transactions.

Other Financing Arrangements
We have short-term committed financing arrangements of $30.1 million at December 31, 2014, of which there were no borrowings outstanding as of December 31, 2014. Of this amount, $14.3 million is unavailable because it relates to the issuance of third party letters of credit and bank guarantees. Interest rates are negotiated at the time of the borrowings.

Contractual Obligations and Commitments

Our contractual obligations as of December 31, 2014, except as otherwise noted, were as follows:

	Payments due by period
Contractual obligations	Total	2015	2016-2017	2018-2019	After 2019
Dollars in millions
Long-term debt (1)	$209.0	$2.1	$4.2	$202.7	$—
Operating leases	19.3	8.5	7.7	2.8	0.3
Purchase obligations (2)	82.6	42.9	18.9	9.1	11.7
Post-employment liabilities (3)	74.3	—	—	—	—
Other long-term liabilities—uncertain tax positions (4)	8.9	8.9	—	—	—
Customer deposits (5)	13.2	8.9	4.3	—	—
Total contractual obligations	$407.3	$71.3	$35.1	$214.6	$12.0

(1)	Amounts exclude accrued interest. See Note 8 to the consolidated financial statements.

(2)
Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on us, including minimum quantities at fixed prices to be purchased and outstanding purchases for goods or services as of December 31, 2014.

(3)
Post-employment liabilities include pension, health and welfare benefits, and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and, accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next 12 months as of December 31, 2014 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates, and potential U.S. and international legislation.

(4)
$8.9 million of unrecognized tax benefits were included as a component of other long-term liabilities as of December 31, 2014. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

(5)	Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.
The contractual commitments shown above, except for our debt obligations, employee related liabilities, uncertain tax positions, and customer deposits are not recorded on our consolidated balance sheet.
We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2014.
Our pension expense and pension liability are actuarially determined. See “Critical Accounting Policies and Estimates.” Effective January 2, 2002, the U.S. defined benefit plan was amended to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants were added to that plan. Effective January 1, 2012, the U.S. defined benefit pension plan was amended to freeze the accumulation of new benefits for all participants. This change did not have a material impact on our historical combined financial statements.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP") requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We have made our best estimates of certain amounts included in the consolidated financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Factors we consider in arriving at our critical accounting estimates include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact. Our significant accounting policies are more fully described in Note 2.

Use of Estimates
We use estimates and assumptions in preparing our consolidated financial statements that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, impairments, leases, inventory valuation, accrued liabilities including restructuring, warranties, and employee benefits, derivatives, stock-based compensation, and income taxes and asset recoverability, including allowances, among others. These estimates and assumptions are based on current facts, historical experience, and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue, costs, and other expenses that are not readily apparent from other sources. Our future results of operations would be affected to the extent there are material differences between the estimates and actual results.

Reclassifications
Certain amounts in prior periods have been reclassified to conform with the presentation adopted in the current period.

Principles of Consolidation and Combination
We record noncontrolling interests for non-wholly owned subsidiaries included in our consolidated and combined financial statements. Noncontrolling interests in the consolidated and combined balance sheets were $1.2 million and $44.2 million as of December 31, 2014 and 2013, respectively. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. Title passes, in the case of consignment orders, when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60-90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Expense Allocations
Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the periods prior to the Offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Inventories
Inventories consist of raw materials, labor, and manufacturing overhead, and are valued at the lower of cost or market. Fixed overhead is allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of goods sold in the period in which it is incurred. Raw materials and supplies are generally stated at weighted-average cost, and goods in process and finished goods inventories are stated at standard cost, as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant, and Equipment
We record property, plant, and equipment at cost and depreciate it on a straight-line basis over the assets’ estimated useful lives as follows:

	Years
Software	3	-	10
Buildings and improvements	2	-	50
Machinery and equipment	1	-	30
Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant, and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.
Depreciation and amortization expense for the years ended December 31, 2014, 2013, and 2012 was $116.0 million, $119.6 million, and $118.7 million, respectively.

Impairment of Property, Plant, and Equipment
We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges of $59.4 million, $33.6 million, and $1.5 million in 2014, 2013, and 2012, respectively. See Notes 4 and 6 for additional discussion on the impairment charges on long-lived assets.

Cost and Equity Method Investments
Cost method investments are initially recorded and subsequently carried at their historical cost and income is recorded to the extent there are dividends. We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses and other comprehensive income (losses) of the investee based on our ownership percentage. We review our equity and cost method investments periodically for indicators of impairment.

Income Taxes
SunEdison filed consolidated income tax returns in the United States which included us for tax years 2013 and 2012 and for purposes of the historical combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We will file our own U.S. tax returns during 2015 for 2014 and have computed and reported our 2014 results based on the filing methods we will employ as a separate company. We also record income taxes for foreign jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.
Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.
We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
We are domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after taking into consideration the tax effects of such remittances and whether they can be done in a tax-efficient manner.

We have made our best estimates of certain income tax amounts included in the consolidated financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely such change may have a material impact.
Our historical business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure has changed prospectively but there will be no changes to our historical financial statements.

Post-Employment and Other Employee-Related Liabilities
We have a long-term net liability for our consolidated defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of applicable laws. We recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in our statement of financial position and recognize changes in that funded status during the year in which the changes occur through comprehensive (loss) income in equity.
Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the interest rate used to discount plan liabilities, the rate of compensation increase, and the expected return on plan assets, to estimate our costs and obligations. If the assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on the pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2014 and 2013, the actual returns experienced in the pension plan assets in the comparable periods in 2014 and 2013 were 4.6% and 14.6%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Standard and Poor's AA-rated quality) yield information. Assuming a 100 basis point increase in the assumed discount rate, our 2014 pension expense would have been $0.1 million higher. Assuming a 100 basis point decrease in this assumption, our 2014 pension expense would have been $0.2 million lower.
Effective January 1, 2012, the amortization period for the unamortized loss was changed to the average future life expectancy of the active plan participants, which was derived from an actuarial mortality table. This change was triggered by the small number of active plan participants relative to the total plan participants. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Stock-Based Compensation
Our consolidated and combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation, as well as stock-based compensation expense for our stock. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Compensation costs, for ratable awards, are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated by taking into consideration the historical experience of SunEdison during the preceding four fiscal years.
The assumptions used are routinely examined in estimating the fair value of employee options granted. It was determined, as part of this assessment, that the historical stock price volatility of guideline companies and the historical pattern of SunEdison option exercises are appropriate indicators of expected volatility and expected term since we did not have our own stock trading history prior to the Offering. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options. The grant date fair value was calculated for market condition awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.

Contingencies

We are involved in conditions, situations, or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements
Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
We maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 balance sheets that are not required to be recorded at fair value. We used the following methods and assumptions to estimate the fair value for these instruments:

•
Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities are valued at cost, which approximates fair value because of the short maturity period, and

•
Long-term debt-fair value is based on the amount of future cash flows associated with each debt instrument discounted at a current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2, or Level 3 financial instruments during the periods ended December 31, 2014 and 2013. See Note 8 for debt fair value disclosure, see Note 12 for pension and other post-employment benefit plan asset fair value disclosures, and see Note 13 for derivative fair value disclosures.

Accounting Standards Updates
The FASB issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity in April 2014. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also requires expanded disclosures concerning discontinued operations, disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting, and expanded disclosures for long-lived assets classified as held for sale or disposed of. ASU 2014-08 is effective for us on a prospective basis in the first quarter of 2015. Early adoption is permitted, but only for disposals (or assets classified as held for sale) that have not been reported in financial statements previously issued or available for issuance. We have evaluated the impact of ASU 2014-08 and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, on May 28, 2014, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in US GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, but do not anticipate a material impact to our consolidated financial statements and related disclosures upon adoption of ASU 2014-09.
The FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, in August 2014, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for the year ending December 31, 2016. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.

MARKET RISK

Our market risk is mainly related to foreign exchange and interest rate risk.
The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.
We utilize currency forward contracts to mitigate financial market risks of fluctuations in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. Gains and losses on these foreign currency exposures are generally offset in part by corresponding losses and gains on the related hedging instruments, reducing our net exposure. A substantial portion of our net sales and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the euro, the New Taiwan dollar, and certain other Asian currencies. We have established transaction-based hedging programs to protect against reductions in the value and volatility of future cash flows caused by changes in foreign exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect our volume of sales or our foreign currency sales price as competitors’ products become more or less price competitive. However, we do not enter into speculative foreign currency hedges to protect against pricing risk exposures. Our currency forward contracts had net notional amounts of $65.1 million and $222.5 million as of December 31, 2014 and 2013, respectively, and were accounted for as economic hedges, for which hedge accounting was not applied. The net fair values of these currency forward contracts were amounts payable to the counterparty of $0.7 million and $3.1 million as of December 31, 2014 and 2013, respectively. Based on our overall currency rate exposures as of December 31, 2014, including the derivative financial instruments intended to hedge nonfunctional currency-denominated cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected to have a material effect on our financial position, results of operations, and cash flows over the next fiscal year. See “Critical Accounting Policies and Estimates” for additional information.
Our long-term debt portfolio consists of variable rate debt instruments. In connection with the Offering and related transactions, we entered into senior secured credit facilities with a syndicate of banks providing for (i) a three-year $50.0 million senior secured revolving credit facility and (ii) a fully-drawn five-year $210.0 million senior secured term loan, issued at a 1% discount. We do not have any borrowings outstanding under the senior secured revolving credit facility at December 31, 2014.
Borrowings under the senior secured credit facilities bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted euro currency rate plus 5.50% per annum. Interest rate changes for variable rate debt, generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. Holding other variables constant (such as foreign exchange rates and debt levels), a one percent point change in interest rates would have increased our interest expense by $2.1 million.

We are also subject to interest rate risk related to our cash equivalents and pension plan assets. We are subject to issuer credit risk in addition to interest rate risk on our cash equivalents and pension plan assets because the value of our assets may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the assets we may own. Our pension plan assets are invested primarily in marketable securities including fixed-income securities, equity securities, and interest bearing deposits. See “Liquidity and Capital Resources” and “Critical Accounting Policies and Estimates” for additional information. Due to the diversity and number of securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31,
	2014	2013	2012
In millions, except per share amounts
Net sales to non-affiliates	$837.7	$911.5	$927.4
Net sales to affiliates	2.4	9.1	6.8
Cost of goods sold	761.1	838.9	852.4
Gross profit	79.0	81.7	81.8
Operating expenses (income):
Marketing and administration	84.8	105.1	100.7
Research and development	34.8	37.0	33.4
Restructuring reversals (see Note 4)	(22.9)	(75.0)	(149.6)
Loss (gain) on sale / receipt of property, plant, and equipment (see Note 6)	4.7	—	(31.7)
Long-lived asset impairment charges (see Note 4)	59.4	33.6	1.5
Operating (loss) income	(81.8)	(19.0)	127.5
Non-operating expenses (income):
Interest expense	9.2	0.8	1.0
Interest income	(0.5)	(0.5)	(0.7)
Interest, net - affiliates	(0.1)	(4.1)	(2.2)
Other, net	(2.6)	(3.9)	3.1
Total non-operating expenses (income)	6.0	(7.7)	1.2
(Loss) income before income tax (benefit) expense	(87.8)	(11.3)	126.3
Income tax expense	2.6	44.0	3.6
(Loss) income before equity in earnings of equity method investments	(90.4)	(55.3)	122.7
Equity in loss of equity method investments, net of tax	(0.6)	—	—
Net (loss) income	(91.0)	(55.3)	122.7
Net loss (income) attributable to noncontrolling interests	0.8	(2.4)	(1.4)
Net (loss) income attributable to SunEdison Semiconductor Limited	$(90.2)	$(57.7)	$121.3
Basic (loss) earnings per share (see Note 10)	$(2.17)	$(1.39)	$2.92
Diluted (loss) earnings per share (see Note 10)	$(2.17)	$(1.39)	$2.92
See accompanying notes to consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income

	For the Year Ended December 31,
	2014	2013	2012
In millions
Net (loss) income	$(91.0)	$(55.3)	$122.7
Other comprehensive loss:
Net translation adjustment	(40.7)	(45.3)	(15.3)
Loss on available-for-sale securities	—	(0.2)	—
Actuarial (loss) gain and prior service credit, net of $0.3 tax expense, $0.8 tax benefit, and $10.5 tax expense for 2014, 2013, and 2012, respectively	(30.8)	33.4	(1.4)
Other comprehensive loss	(71.5)	(12.1)	(16.7)
Total comprehensive (loss) income	(162.5)	(67.4)	106.0
Net loss (income) attributable to noncontrolling interests	0.8	(2.4)	(1.4)
Net translation adjustment attributable to noncontrolling interests	0.5	(2.9)	(2.2)
Comprehensive (loss) income attributable to SunEdison Semiconductor Limited	$(161.2)	$(72.7)	$102.4
See accompanying notes to consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Balance Sheets

	As of December 31,
	2014	2013
In millions
Assets
Current assets:
Cash and cash equivalents	$88.2	$40.8
Accounts receivable, less allowance for doubtful accounts of $3.1 and $4.1, respectively	98.6	98.6
Accounts receivable, affiliate	4.3	14.1
Inventories	122.1	128.1
Deferred tax asset	27.3	8.5
Prepaid and other current assets	28.3	23.5
Total current assets	368.8	313.6
Property, plant, and equipment, net of accumulated depreciation of $788.3 and $811.0, respectively	598.8	724.9
Notes receivable, affiliate	—	18.7
Investments	130.3	—
Other assets	86.3	94.6
Total assets	$1,184.2	$1,151.8

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$2.1	$2.8
Accounts payable	94.6	105.1
Accounts payable, affiliate	9.4	106.8
Accrued liabilities	57.6	51.9
Accrued wages and salaries	23.6	35.3
Restructuring liabilities	14.0	47.6
Total current liabilities	201.3	349.5
Long-term debt, less current portion	205.0	7.6
Pension and post-employment liabilities	54.7	49.2
Restructuring liabilities	3.9	8.7
Other liabilities	27.8	25.6
Total liabilities	492.7	440.6

Shareholders' equity:
Ordinary shares, no par value, 41.5 and 0 shares issued and outstanding in 2014 and 2013, respectively	943.1	—
Net Parent investment	—	777.2
Accumulated deficit	(78.7)	—
Accumulated other comprehensive loss	(174.1)	(110.2)
Total SunEdison Semiconductor Limited shareholders' equity	690.3	667.0
Noncontrolling interests	1.2	44.2
Total shareholders' equity	691.5	711.2
Total liabilities and shareholders' equity	$1,184.2	$1,151.8
See accompanying notes to consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2014	2013	2012
In millions
Cash flows from operating activities:
Net (loss) income	$(91.0)	$(55.3)	$122.7
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	116.0	119.6	118.7
Long lived asset impairment charges	59.4	34.8	—
Loss (gain) on sale / receipt of property, plant, and equipment	4.7	—	(31.7)
Stock-based compensation	11.3	13.9	13.0
(Benefit) provision for deferred taxes	(26.6)	20.8	(14.2)
Other	(2.3)	(15.6)	(6.4)
Changes in operating assets and liabilities:
Accounts receivable	(1.6)	29.6	(3.6)
Inventories	(3.4)	(1.4)	34.0
Amounts due from affiliates	(19.5)	(80.3)	(71.6)
Amounts due to affiliates	(38.6)	100.8	41.3
Prepaid and other current assets	(6.4)	(2.4)	20.1
Accounts payable and accrued liabilities	7.3	(18.6)	(28.9)
Income taxes payable	(8.0)	(0.5)	(0.4)
Pension and post-employment liabilities	(4.7)	(2.1)	1.8
Restructuring liabilities	(34.9)	(83.9)	(146.5)
Other	(12.0)	1.0	(2.2)
Net cash (used in) provided by operating activities	(50.3)	60.4	46.1
Cash flows from investing activities:
Capital expenditures	(94.4)	(101.0)	(95.2)
Notes receivable from affiliates	3.0	(12.7)	(46.7)
Other	(1.3)	—	(3.6)
Net cash used in investing activities	(92.7)	(113.7)	(145.5)
Cash flows from financing activities:
Principal payments on long-term debt	(11.6)	(2.9)	(3.6)
Proceeds from long-term debt borrowings	210.0	—	—
Deferred financing costs and original issuance discount	(12.1)	—	—
Net Parent investment	(179.4)	4.0	154.6
Proceeds from issuance of ordinary shares	186.3	—	—
Borrowings from affiliates	—	—	2.1
Net cash provided by financing activities	193.2	1.1	153.1
Effect of exchange rate changes on cash and cash equivalents	(2.8)	(10.2)	(0.8)
Net increase (decrease) in cash and cash equivalents	47.4	(62.4)	52.9
Cash and cash equivalents at beginning of period	40.8	103.2	50.3
Cash and cash equivalents at end of period	$88.2	$40.8	$103.2
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	$6.9	$0.8	$2.8
Income taxes paid, net	$21.6	$21.6	$24.6
Supplemental schedule of non-cash investing and financing activities:
Accounts payable (relieved) incurred for acquisition of fixed assets	$(3.2)	$(6.3)	$3.4
See accompanying notes to consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Equity

	Ordinary Shares		Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total SunEdison Semiconductor Limited Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
In millions
Balance at December 31, 2011	—	$—	$580.0	$—	$(76.3)	$503.7	$35.3	$539.0
Net income	—	—	121.3	—	—	121.3	1.4	122.7
Other comprehensive (loss) income	—	—	—	—	(18.9)	(18.9)	2.2	(16.7)
Net transfers from SunEdison	—	—	169.0	—	—	169.0	—	169.0
Balance at December 31, 2012	—	—	870.3	—	(95.2)	775.1	38.9	814.0
Net (loss) income	—	—	(57.7)	—	—	(57.7)	2.4	(55.3)
Other comprehensive (loss) income	—	—	—	—	(15.0)	(15.0)	2.9	(12.1)
Net transfers to SunEdison	—	—	(35.4)	—	—	(35.4)	—	(35.4)
Balance at December 31, 2013	—	—	777.2	—	(110.2)	667.0	44.2	711.2
Net loss	—	—	(11.5)	(78.7)	—	(90.2)	(0.8)	(91.0)
Formation transactions - recapitalization	41.5	935.2	(935.2)	—	—	—	(41.7)	(41.7)
Stock compensation expense	—	7.9	—	—	—	7.9	—	7.9
Other comprehensive loss	—	—	—	—	(71.0)	(71.0)	(0.5)	(71.5)
Net transfers from SunEdison	—	—	169.5	—	7.1	176.6	—	176.6
Balance at December 31, 2014	41.5	$943.1	$—	$(78.7)	$(174.1)	$690.3	$1.2	$691.5
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

SunEdison Semiconductor Limited and subsidiaries (formerly the Semiconductor Materials Business of SunEdison, Inc.) (“SunEdison Semiconductor”, "SSL", the "Company”, “we”, “us”, and “our”) is a global leader in the development, manufacture and sale of silicon wafers to the semiconductor industry. Silicon wafers are used as the base substrate for nearly all semiconductor devices, which in turn provide the foundation for the entire electronics industry. Our business was established in 1959 and was known during most of our history as MEMC Electronic Materials, Inc. ("MEMC"). We have developed a broad product portfolio, an extensive global footprint, process technology expertise, and supply chain flexibility, while increasing our capital efficiency, and maintaining a lean operating culture.
The Company historically consisted of the consolidated operations of certain entities formerly wholly-owned by SunEdison, Inc. (“SunEdison” or “Parent” and formerly known as MEMC), as discussed in the basis of presentation below. Following the completion of a series of transactions undertaken to transfer ownership of its semiconductor materials business (the "Formation Transactions"), SunEdison sold a minority interest in SunEdison Semiconductor through an initial public offering (the “Offering”) of our ordinary shares, which closed on May 28, 2014 and resulted in the creation of SunEdison Semiconductor Limited (prior to the Offering, SunEdison Semiconductor Pte. Ltd.), a stand-alone public company.

Basis of Presentation
We operated as a business segment of SunEdison prior to the Offering. The combined financial statements for annual periods prior to the Offering were derived from the consolidated financial statements and accounting records of SunEdison and included allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. Our consolidated financial statements for the year ended December 31, 2014 were prepared following the Formation Transactions and the Offering.
SunEdison maintains a number of stock-based compensation and benefit programs at the corporate level. Our employees participate in those programs and as such, our audited combined financial statements included allocated expenses associated with those programs. Our audited consolidated and combined balance sheets as of December 31, 2014 and 2013 do not include any Parent outstanding equity related to the stock-based compensation programs. Both our audited consolidated and combined balance sheets as of December 31, 2014 and 2013 include net pension and postretirement benefit plan obligations in the US and certain foreign locations that are our direct obligation because substantially all of the Parent's legacy pension and other post-employment benefit plans relate solely to us. See Notes 9 and 12 for further description of the stock-based compensation and post-employment benefit programs.
We generate a portion of our net sales from sales to SunEdison subsidiaries. These sales are reflected in a separate line item in our consolidated and combined statements of operations, net sales to affiliates. Normal operating activities with affiliates are reflected as amounts due from affiliates and amounts due to affiliates within operating activities in the consolidated and combined statements of cash flows. Prior to the Offering, our financial statements reflected cash transferred to and from SunEdison as notes receivable, affiliate and long-term debt, affiliate in the combined balance sheet, and notes receivable from affiliates and borrowings from affiliates in the combined statements of cash flows. All changes in the net parent investment account in the combined balance sheet have been considered cash receipts and payments, except for the exchange of ordinary shares in connection with the Formation Transactions, for purposes of the consolidated statements of cash flows and are reflected in financing activities. See Note 16 for a further description of related party transactions.
Earnings per share data have been retroactively applied for the years ended December 31, 2013 and 2012 because we did not operate as a separate legal entity with our own capital structure prior to the Offering.
Our historical combined financial statements include general corporate expenses of SunEdison that were allocated to us for certain functions, including communications, corporate administration, finance, accounting, treasury, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount, or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the periods prior to the Offering or of the costs we will incur in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

We use estimates and assumptions in preparing our consolidated financial statements that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, impairments, leases, inventory valuation, accrued liabilities including restructuring, warranties, and employee benefits, derivatives, stock-based compensation, and income taxes and asset recoverability, including allowances, among others. These estimates and assumptions are based on current facts, historical experience, and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue, costs, and other expenses that are not readily apparent from other sources. Our future results of operations would be affected to the extent there are material differences between the estimates and actual results.

Reclassifications
Certain amounts in prior periods have been reclassified to conform with the presentation adopted in the current period.

Principles of Consolidation and Combination
We record noncontrolling interests for non-wholly owned subsidiaries included in our consolidated and combined financial statements. Noncontrolling interests in the consolidated and combined balance sheets were $1.2 million and $44.2 million as of December 31, 2014 and 2013, respectively. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition
Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. Title passes, in the case of consignment orders, when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes.

Expense Allocations
Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metrics, headcount or number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the periods prior to the Offering or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Operating Leases
We enter into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment, and computer equipment. A portion of these are noncancellable operating leases. See Note 14 for our operating lease obligations.

Shipping and Handling
Costs to ship products to customers are included in marketing and administration expense in the consolidated and combined statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Costs to ship products to customers were $17.7 million, $18.2 million, and $23.4 million for the years ended December 31, 2014, 2013, and 2012, respectively.

Cash and Cash Equivalents
Cash and cash equivalents consist of all cash balances, time deposits, and money market funds with original maturity periods of three months or less when purchased.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts was $3.1 million and $4.1 million as of December 31, 2014 and 2013, respectively.
The activity in the allowance for doubtful accounts is summarized as follows:

	December 31, 2014	December 31, 2013
In millions
Balance, beginning of year	$4.1	$3.8
(Benefit) provision	(0.4)	0.3
Write-offs, credits, and adjustments	(0.6)	—
Balance, end of the period	$3.1	$4.1

Inventories
Inventories consist of raw materials, labor, and manufacturing overhead, and are valued at the lower of cost or market. Fixed overhead is allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of goods sold in the period in which it is incurred. Raw materials and supplies are generally stated at weighted-average cost, and goods in process and finished goods inventories are stated at standard cost, as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant, and Equipment
We record property, plant, and equipment at cost and depreciate it on a straight-line basis over the assets’ estimated useful lives as follows:

	Years
Software	3	-	10
Buildings and improvements	2	-	50
Machinery and equipment	1	-	30
Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant, and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.
Depreciation and amortization expense for the years ended December 31, 2014, 2013, and 2012 was $116.0 million, $119.6 million, and $118.7 million, respectively.

Impairment of Property, Plant, and Equipment
We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges of $59.4 million, $33.6 million, and $1.5 million in 2014, 2013, and 2012, respectively. See Notes 4 and 6 for additional discussion on the impairment charges on long-lived assets.

Cost and Equity Method Investments

Cost method investments are initially recorded and subsequently carried at their historical cost and income is recorded to the extent there are dividends. We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses and other comprehensive income (losses) of the investee based on our ownership percentage. We review our equity and cost method investments periodically for indicators of impairment.

Intangible Assets
Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is calculated as the excess of the carrying amount over the fair value of those assets. The balance of our intangible assets subject to amortization is $4.0 million as of December 31, 2014. We did not have any indefinable intangible assets as of December 31, 2013.

Derivative Financial Instruments and Hedging Activities
We utilize currency forward contracts to mitigate financial market risks of fluctuations in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. All derivative instruments are recorded in the consolidated balance sheet at fair value. We have not designated any derivatives as hedge accounting. Derivatives not designated as hedge accounting and used to hedge foreign currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. See Note 13.

Income Taxes
SunEdison filed consolidated income tax returns in the United States which included us for tax years 2013 and 2012 and for purposes of the historical combined financial statements, our taxes are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We will file our own U.S. tax returns during 2015 for 2014 and have computed and reported our 2014 results based on the filing methods we will employ as a separate company. We also record income taxes for foreign jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us in a manner that is systematic, rational and consistent with the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to the carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.
Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
We are domiciled in Singapore. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after taking into consideration the tax effects of such remittances and whether they can be done in a tax-efficient manner.
We have made our best estimates of certain income tax amounts included in the consolidated financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely such change may have a material impact.
Our historical business consists of the combined operations of certain entities currently owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure has changed prospectively but there will be no changes to our historical financial statements.

Post-Employment and Other Employee-Related Liabilities
We have a long-term net liability for our consolidated defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of applicable laws. We recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in our statement of financial position and recognize changes in that funded status during the year in which the changes occur through comprehensive (loss) income in equity.
Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the interest rate used to discount plan liabilities, the rate of compensation increase, and the expected return on plan assets, to estimate our costs and obligations. If the assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on the pension plans’ actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2014 and 2013, the actual returns experienced in the pension plan assets in the comparable periods in 2014 and 2013 were 4.6% and 14.6%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (Standard and Poor's AA-rated quality) yield information. Assuming a 100 basis point increase in the assumed discount rate, our 2014 pension expense would have been $0.1 million higher. Assuming a 100 basis point decrease in this assumption, our 2014 pension expense would have been $0.2 million lower.
Effective January 1, 2012, the amortization period for the unamortized loss was changed to the average future life expectancy of the active plan participants, which was derived from an actuarial mortality table. This change was triggered by the small number of active plan participants relative to the total plan participants. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits. This change has reduced the amortization expense related to the unrealized loss.

Stock-Based Compensation

Our consolidated and combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation, as well as stock-based compensation expense for our stock. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Compensation costs, for ratable awards, are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated by taking into consideration the historical experience of SunEdison during the preceding four fiscal years.
The assumptions used are routinely examined in estimating the fair value of employee options granted. It was determined as part of this assessment, that the historical stock price volatility of guideline companies and the historical pattern of SunEdison option exercises are appropriate indicators of expected volatility and expected term since we did not have our own stock trading history prior to the Offering. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options. The grant date fair value was calculated for market condition awards using a probabilistic approach under a Monte Carlo simulation taking into consideration volatility, interest rates and expected term.

Translation of Foreign Currencies
We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary’s sales and expenditures and the subsidiary’s borrowings. When a subsidiary’s local currency is considered its functional currency, we translate its financial statements to U.S. dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date, and

•	Statement of operations accounts at weighted-average exchange rates for the period.
Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in equity.

Contingencies
We are involved in conditions, situations, or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements
Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2014 and 2013 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•
Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities are valued at cost, which approximates fair value because of the short maturity period; and

•
Long-term debt-fair value is based on the amount of future cash flows associated with each debt instrument discounted at a current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2, or Level 3 financial instruments during the periods ended December 31, 2014 and 2013. See Note 8 for debt fair value disclosure, see Note 12 for pension and other post-employment benefit plan asset fair value disclosures and see Note 13 for derivative fair value disclosures.

Accounting Standards Updates
The FASB issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity in April 2014. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also requires expanded disclosures concerning discontinued operations, disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting, and expanded disclosures for long-lived assets classified as held for sale or disposed of. ASU 2014-08 is effective for us on a prospective basis in the first quarter of 2015. Early adoption is permitted, but only for disposals (or assets classified as held for sale) that have not been reported in financial statements previously issued or available for issuance. We have evaluated the impact of ASU 2014-08 and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.
The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, on May 28, 2014, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles ("US GAAP") when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, but do not anticipate a material impact to our consolidated financial statements and related disclosures upon adoption of ASU 2014-09.
The FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, in August 2014, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for us for the year ending December 31, 2016. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.

3. EQUITY FINANCING TRANSACTIONS

Initial Public Offering (the "Offering")
We closed on an initial public offering of 7,200,000 ordinary shares, representing equity interests in the Company, at a price to the public of $13.00 per ordinary share on May 28, 2014. The Company received net proceeds of $85.9 million from the sale of the ordinary shares, after deducting underwriting discounts, commissions, structuring fees, and offering expenses of $7.7 million. The underwriters, following the Offering, exercised their over-allotment option to purchase an additional 1,080,000 ordinary shares at a price of $13.00 per ordinary share, providing additional net proceeds of $13.1 million, after deducting $0.9 million of underwriting discounts, commissions, and structuring fees.

Samsung Private Placements

Samsung Fine Chemicals Co., Ltd. ("Samsung Fine Chemicals") and Samsung Electronics Co., Ltd. ("Samsung Electronics") (together, the "Samsung Purchasers") purchased $93.6 million and $31.5 million, respectively, of our ordinary shares in separate private placements at a price per share equal to the public offering price of $13.00 per ordinary share. Samsung Fine Chemicals is a joint venture partner of ours and SunEdison Products Singapore Pte. Ltd., a subsidiary of SunEdison, in SMP Ltd. ("SMP"). Samsung Electronics is one of our customers and was our joint venture partner in MEMC Korea Company ("MKC"). Samsung Fine Chemicals made an aggregate cash investment in us of $93.6 million and, in a non-cash transaction, Samsung Electronics transferred to us its remaining 20% interest in MKC as consideration for the issuance of the ordinary shares. We realized net proceeds from the Samsung Fine Chemicals investment in us of $87.3 million after deducting underwriting discounts, commissions, structuring fees, and offering expenses of $6.3 million. These share purchases closed concurrently with the Offering. As a result of obtaining the 20% interest in MKC, we have redeemed the noncontrolling interest in this entity because MKC is now a wholly-owned subsidiary of the Company. There was no gain or loss recognized in connection with these transactions.
The Company used the net proceeds from the Offering and the Samsung Private Placements, along with the proceeds of the $210.0 million term loan discussed in Note 8, to repay in full the intercompany notes payable of $215.2 million to a subsidiary of SunEdison that resulted from the Formation Transactions, and to repay existing bank indebtedness owed by the Company's Japanese subsidiary. The remainder of the proceeds from the term loan and the equity transactions outlined above was retained as cash on our balance sheet.
Immediately following the Offering, the Company's equity ownership consisted of the following:

Shareholder	Ordinary Shares	% Ownership
SunEdison, Inc.	23,560,251	56.8%
Public	8,280,000	20.0%
Samsung Fine Chemicals Co., Ltd.	7,200,000	17.3%
Samsung Electronics Co., Ltd.	2,425,578	5.8%
Other	40,346	0.1%
Total Ordinary Shares	41,506,175	100.0%

4. RESTRUCTURING, IMPAIRMENT, AND OTHER CHARGES

2014 Consolidation of Crystal and Other Activities
We announced a plan to consolidate our crystal operations during the first quarter of 2014. The consolidation will include transitioning small diameter crystal activities from our St. Peters, Missouri facility to other crystal facilities in Korea, Taiwan, and Italy. The consolidation of crystal activities will affect approximately 120 employees in St. Peters and is currently being implemented. It is expected to be completed by the second half of 2015. Restructuring charges of $3.9 million were recorded for the year ended December 31, 2014 and are included within restructuring reversals in the consolidated statement of operations. We also recorded long-lived asset impairment charges of $2.1 million for the year ended December 31, 2014 related to the consolidation of the semiconductor crystal operations.
On December 18, 2014, we initiated the termination of certain employees as part of a workforce restructuring plan. The plan is designed to realign the workforce, improve profitability, and support new growth market opportunities. The plan is expected to result in a total reduction of approximately 120 positions, with a majority of the affected employees outside of the United States. It is expected to be completed by the end of the first half of 2015. We recorded restructuring charges of $2.5 million for the year ended December 31, 2014 in connection with this workforce restructuring.

2011 Global Plan
The semiconductor industry experienced a downturn during the second half of 2011. In response, we committed to a series of actions to reduce our global workforce, right size production capacity, and accelerate operating cost reductions in 2012 and beyond (the “2011 Global Plan”) in December 2011 in order to better align our business to then-current and expected market conditions in the semiconductor market, as well as to improve our overall cost competitiveness and cash flows. These actions included:

•	Reducing total workforce by approximately 500 persons worldwide, representing approximately 11% of our employees;

•	Shuttering our Merano, Italy polysilicon facility as of December 31, 2011;

Details of the 2012 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2012
In millions	Accrued December 31, 2011	Year-to-date Restructuring Reversals	Cash Payments	Currency	Accrued December 31, 2012	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$54.5	$(6.4)	$(17.4)	$0.3	$31.0	$48.1	$48.1
Contract termination	178.3	(76.4)	(33.2)	0.8	69.5	106.5	106.5
Other	48.1	(5.1)	(6.7)	0.7	37.0	39.4	39.4
Total	$280.9	$(87.9)	$(57.3)	$1.8	$137.5	$194.0	$194.0
We executed two settlement agreements on September 4, 2012, with Evonik Industries AG and Evonik Degussa SpA ("Evonik"), one of our suppliers, to settle disputes arising from our early termination of two take-or-pay supply agreements resulting from the 2011 Global Plan. One of the original supply agreements also included a provision for the construction and operation of a chlorosilanes plant located on the site of our Merano, Italy polysilicon facility for our benefit. Pursuant to the settlement reached, we forfeited a deposit of $10.2 million and agreed to pay Evonik a total of 70.0 million euro, of which 25.0 million euro was paid in 2012 and 45.0 million euro was paid in 2013. A favorable adjustment to our 2011 Global Plan liabilities was made in the third quarter of 2012 as a result of this restructuring-related settlement, resulting in $65.8 million of income within restructuring charges (reversals) in the combined statement of operations. Additionally, on December 30, 2012 as part of the settlement with Evonik, we obtained title to the chlorosilanes plant, which resulted in a $31.7 million gain in the combined statement of operations for the fourth quarter of 2012. The fair value of the chlorosilanes plant was calculated based on a discounted cash flow model using management's assumptions (Level 3).
We entered into a letter of agreement on December 14, 2012 with a subsidiary of SunEdison pertaining to a polysilicon supply agreement as a result of shuttering our Merano, Italy polysilicon facility. The letter agreement required the subsidiary of SunEdison to reimburse the Company 57.9 million euro related to damages paid to suppliers and lost profits. Approximately $75.7 million of income was recorded within restructuring charges (reversals) in the combined statement of operations with an offset to accounts receivable, affiliate in the combined balance sheet in December 2012, as a result of this letter of agreement. The parties agreed to offset the accounts receivable, affiliate balance at December 31, 2012 of $75.7 million during 2013 by reducing the long-term loan from the SunEdison subsidiary by 40.0 million euro and reducing accounts payable, affiliate by 17.9 million euro. Similarly, in December 2011, a debit memo was issued by our Italian subsidiary for $10.5 million, resulting in income within restructuring charges (reversals) on the combined statement of operations. Additionally, the Company retained a deposit of 24.0 million euro for each of the periods ended December 31, 2013, 2012 and 2011 related to the polysilicon supply agreement, which is included within the accounts payable, affiliate line in the combined balance sheet. Similar to the 2012 agreement, in September 2013 the SunEdison subsidiary agreed with the Company to reimburse damages paid to suppliers and lost profits for 2013. The Company recorded $62.9 million of income within restructuring charges (reversals) in the combined statement of operations with an offset to accounts receivable, affiliate in the combined balance sheet for the year ended December 31, 2013.
Details of the 2013 expenses, cash payments and expected costs incurred related to the 2011 Global Plan are set out in the following table:

							As of December 31, 2013
In millions	Accrued December 31, 2012	Year-to-date Restructuring Reversals	Cash Payments	Non-Cash Settlements	Currency	Accrued December 31, 2013	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee Benefits	$31.0	$(11.5)	$(0.7)	$—	$2.2	$21.0	$36.6	$36.6
Contract termination	69.5	—	(59.4)	—	0.4	10.5	106.5	106.5
Other	37.0	(1.5)	(4.8)	(7.6)	1.1	24.2	37.9	37.9
Total	$137.5	$(13.0)	$(64.9)	$(7.6)	$3.7	$55.7	$181.0	$181.0

During the year ended December 31, 2013, $75.9 million of income was recorded within restructuring charges (reversals) in the combined statement of operations pertaining to the 2011 Global Plan, which primarily consisted of the $62.9 million previously discussed. The remaining income recorded within restructuring charges (reversals) relates to net reversals of costs due to settlements of certain obligations and changes in estimates pertaining to severance, offset by immaterial expenses related to various restructuring activities.
Management concluded an analysis in the fourth quarter of 2013 as to whether to restart the Merano, Italy polysilicon facility and determined that, based on developments and market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility (together, the "facilities") obtained from Evonik. We recorded $33.6 million of non-cash impairment charges to write down these assets to their then-current estimated salvage value in the fourth quarter of 2013 as a result.
Details of the 2014 expenses, cash payments, and expected costs incurred related to the 2011 Global Plan are set out in the following table:

							As of December 31, 2014
In millions	Accrued December 31, 2013	Year-to-date Restructuring Reversals	Cash Payments	Non-cash Settlements	Currency	Accrued December 31, 2014	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$21.0	$(14.3)	$(3.3)	$(0.9)	$(1.8)	$0.7	$22.3	$22.3
Contract termination	10.5	—	(10.5)	—	—	—	106.5	106.5
Other	24.2	(0.3)	(12.7)	2.0	(1.7)	11.5	37.6	37.6
Total	$55.7	$(14.6)	$(26.5)	$1.1	$(3.5)	$12.2	$166.4	$166.4
We recorded net restructuring reversals of $14.4 million for the year ended December 31, 2014, due primarily to a favorable settlement of a polysilicon supply agreement negotiated in 2013 with a subsidiary of SunEdison, but settled during the first half of 2014, and the $12.0 million of severance reversals, as discussed below. The favorable settlement with a subsidiary of SunEdison was recorded within restructuring reversals in the consolidated statement of operations with an offset to accounts receivable, affiliate in the consolidated balance sheet, and thus is not reflected in the table above. This favorable settlement with a subsidiary of SunEdison is not reflected in the consolidated statement of cash flows as it was a non-cash transaction. Other revisions to our estimated restructuring liabilities included $2.6 million of net reversals which were recorded during the year ended December 31, 2014 due to actual results differing from our previous estimates.
We executed a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison during the second quarter of 2014. This settlement resulted in non-cash capital contributions in the form of intercompany debt forgiveness which did not change the statement of operations but increased shareholders' equity by $32.3 million. Because this is a non-cash transaction, the Company recorded a net increase in net parent investment of $32.3 million which is not reflected in the consolidated statement of cash flows or the table above.
We received offers of interest to purchase our indefinitely-closed Merano, Italy facilities during the third quarter of 2014. These offers indicated to us that the carrying value of the assets exceeded their estimated fair value. We recorded $57.3 million of non-cash charges to write down these assets to their estimated fair value as a result of an impairment analysis. These charges were recognized as long-lived asset impairment charges in our consolidated statement of operations. Impairment charges were measured based on the amount by which the carrying value of these assets exceeded their estimated fair value after consideration of their future cash flows using management's assumptions (Level 3).

In December 2014, we closed the sale of the Merano, Italy facilities. The facilities were sold to a third party for 10.0 million euro. No cash payment was received at the date of closing and the purchase consideration will be paid to us over ten years. In connection with the sales transaction, we provided the buyer with loans totaling 7.5 million euro which will be repaid over nine years. We accounted for this transaction in accordance with the deposit method of real estate accounting. We recognized a $4.7 million loss on sale of property, plant and equipment for the year ended December 31, 2014 related to this sales transaction. As a result of the sales transaction, we have a variable interest in the buyer’s newly created entity that purchased the facilities. We are not the primary beneficiary because we do not have controlling financial interest in this variable interest entity (“VIE”) and have, therefore, not consolidated this VIE. The carrying amounts of the facilities’ assets and liabilities sold to the VIE are 15.8 million euro and 5.4 million euro, respectively, which are recorded in our consolidated balance sheet. Our maximum exposure to loss as a result of our involvement with the VIE is the 10.0 million euro purchase price receivable and the 7.5 million euro loans to the extent we do not receive these funds in the future. We also recorded $12.0 million of severance reversals related to the sale of the facilities because the buyer assumed legal responsibility for the affected employees' severance liabilities. The severance reversals are included within restructuring reversals in the consolidated statement of operations. This severance reversal is a non-cash settlement and the statement of cash flows is adjusted for this non-cash transaction.

2009 Restructuring Plan
We committed to workforce reductions during the first and second quarters of 2009 (the “2009 Global Plan”) in order to better align manufacturing capabilities to projected demand. We committed, in September 2009, to actions to reduce manufacturing costs by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations which are closer to a number of our customers in the Asia Pacific region (the “2009 U.S. Plan”). We have provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who have been or will be terminated under the 2009 U.S. Plan. We recorded restructuring reversals of $0.2 million and charges of $0.9 million and $1.8 million and made cash payments of $0.3 million, $3.0 million, and $14.6 million in the years ended December 31, 2014, 2013, and 2012, respectively. There is no remaining accrual for the 2009 Restructuring Plan as of December 31, 2014.

5. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2014	2013
In millions
Raw materials and supplies	$29.9	$37.5
Goods in process	49.7	48.1
Finished goods	42.5	42.5
Total inventories	$122.1	$128.1
Included in the table above as of December 31, 2014, was $20.1 million of finished goods inventory held on consignment, compared to $22.9 million as of December 31, 2013.

6. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following:

	As of December 31,
	2014	2013
In millions
Land	$5.1	$5.9
Software	23.2	26.7
Buildings and improvements	188.3	245.8
Machinery and equipment	1,106.2	1,206.9
	1,322.8	1,485.3
Less accumulated depreciation	(788.3)	(811.0)
	534.5	674.3
Construction in progress	64.3	50.6
Total property, plant, and equipment, net	$598.8	$724.9
We recorded asset impairment charges of $59.4 million for the year ended December 31, 2014, of which $57.3 million relates to the assets at our Merano, Italy polysilicon and chlorosilanes facilities that were written-down in the third quarter to their estimated fair value based on purchase offers we received from potential buyers. As discussed in Note 4, the Merano, Italy polysilicon and chlorosilanes facilities were sold in the fourth quarter. We accounted for this transaction under the deposit method of real estate accounting. The remaining 15.8 million euro of property, plant, and equipment and other assets related to the sale meet held for sale criteria and are included in property, plant, and equipment, net of accumulated depreciation in the consolidated balance sheet.
We recorded asset impairment charges of $34.8 million for the year ended December 31, 2013, of which $33.6 million related to the write-down of assets at our Merano, Italy polysilicon and chlorosilanes facilities to their then-current estimated salvage value, which was based primarily on an appraisal. We recorded asset impairment charges of $1.5 million for the year ended December 31, 2012, primarily related to software. These charges are reflected in long-lived asset impairment charges in our consolidated and combined statements of operations.

7. EQUITY METHOD INVESTMENT

SunEdison acquired a 35% interest in SMP, Ltd. from Samsung Fine Chemicals Co., Ltd for a cash purchase price of 143.9 billion South Korean won, or $140.7 million, and contributed that interest in SMP to us as part of the Formation Transactions. SMP owns a polysilicon manufacturing facility in South Korea which has recently completed and is in the initial stages of production. This represented a non-cash transaction to us and has been excluded from the consolidated statements of cash flows. This transaction resulted in our having an equity method investment in SMP.
Summarized financial information for SMP as of and for the year ended December 31, 2014 was as follows:

December 31,
2014
In millions
Revenues	$—
Gross profit	—
Loss from continuing operations	2.8
Net loss	2.8
Total current assets	34.6
Total noncurrent assets	782.9
Total current liabilities	201.2
Total noncurrent liabilities	249.1
Total equity	367.2

8. DEBT

Debt outstanding consists of the following:

	As of December 31, 2014			As of December 31, 2013
	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term
In millions
Long-term notes	$207.1	$2.1	$205.0	$10.4	$2.8	$7.6

Senior Secured Credit Facility
The Company and its direct subsidiary, SunEdison Semiconductor B.V. (the “Borrower”), entered into a credit agreement on May 27, 2014 with Goldman Sachs Bank USA, as administrative agent, sole lead arranger, and sole syndication agent, and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the “Credit Facility”). The Credit Facility provides for: (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the “Term Facility”); and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the “Revolving Facility”). The Borrower may obtain, under the Revolving Facility, (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million; and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The Term Facility has a five-year term, ending May 27, 2019, and the Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the Term Facility was drawn on May 27, 2014. No amounts were outstanding under the Revolving Facility as of December 31, 2014, but $3.2 million of third party letters of credit were outstanding, which reduced the available borrowing capacity. The principal amount of the Term Facility must be repaid in quarterly installments of $525,000 beginning September 30, 2014 with the remaining balance paid at maturity.
The Term Facility was issued at a discount of 1.00%, or $2.1 million, which will be amortized as an increase in interest expense over the term of the Term Facility. We incurred an additional $10.0 million of financing fees related to the Credit Facility that have been capitalized and will be amortized over the term of the respective Term Facility and Revolving Facility.
The Borrower’s obligations under the Credit Facility are guaranteed by the Company and certain of its direct and indirect subsidiaries. The Borrower’s obligations and the guaranty obligations of the Company and its subsidiaries are secured by first-priority liens on, and security interests in, certain present and future assets of the Company, the Borrower, and the subsidiary guarantors, including pledges of the capital stock of certain of the Company’s subsidiaries.
Borrowings under the Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest will be paid quarterly in arrears, and at the maturity date of each facility for loans bearing interest with reference to the base rate. Interest will be paid on the last day of selected interest periods (which will be one, three and six months), and at the maturity date of each facility for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum will be payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances.
The Credit Facility contains customary representations, covenants, and events of default typical for credit arrangements of comparable size, including our maintenance of a consolidated leverage ratio of not greater than: (i) 3.5 to 1.0 for the quarters ended September 30, 2014 and December 31, 2014; (ii) 3.0 to 1.0 for the quarters ending March 31, 2015 and June 30, 2015; and (iii) 2.5 to 1.0 for the quarters ending on and after September 30, 2015. The Credit Facility also contains customary material adverse effects and cross-default clauses. The cross-default clause is applicable to defaults on other indebtedness in excess of $30.0 million. We were in compliance with all covenants of the Credit Facility as of December 31, 2014.

Japanese Credit Facility
Long-term notes, including current portion, totaling $10.4 million as of December 31, 2013 were owed to a bank by our Japanese subsidiary. The notes were guaranteed by our Parent and further secured by the property, plant and equipment of our Japanese subsidiary. The original maturity dates of these loans ranged from 2014 to 2017. These long-term notes were paid in full during the second quarter of 2014 using proceeds from the Offering and the Samsung Private Placements, along with the proceeds of the $210.0 million Term Facility.

Other Financing Arrangements

We have short-term committed financing arrangements of $30.1 million at December 31, 2014, of which there were no borrowings outstanding as of December 31, 2014. Of this amount, $14.3 million is unavailable because it relates to the issuance of third party letters of credit and bank guarantees. Interest rates are negotiated at the time of the borrowings.
The estimated fair value of our debt was $200.6 million and $9.8 million as of December 31, 2014 and December 31, 2013, respectively. Fair value of this debt is calculated using a discounted cash flow model (Level 2 assumptions) with consideration for our non-performance risk (Level 3 assumptions).

Maturities
The aggregate amounts of payments on long-term debt, excluding affiliate debt, after December 31, 2014 are as follows:

	2015	2016	2017	2018	2019	Total
In millions
Maturities of long-term debt	$2.1	$2.1	$2.1	$2.1	$200.6	$209.0

9. STOCKHOLDERS' EQUITY

Ordinary Shares
Holders of our ordinary shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, stock, or property as may be declared by our company from time to time. In the event of our liquidation, dissolution or winding up, the liquidator may, with the authority of a special resolution, divide amongst all shareholders in specie or in kind the whole or any part of our assets and may for such purpose set such value as the liquidator thinks fair upon any one or more classes of property to be divided as between the shareholders or between different classes of shareholders. The declaration and payment of future dividends on our ordinary shares, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions contained in our Credit Facility, Singapore law, and our articles of association. There were no dividends declared or paid during the year ended December 31, 2014.

Stock-Based Compensation
We have equity incentive plans that provide for the award of non-qualified stock options, performance shares, and restricted stock units ("RSUs") to employees and non-employee directors. We filed a registration statement on Form S-8 on June 10, 2014 to register an aggregate of 11,000,000 ordinary shares reserved for issuance under the equity incentive plans we adopted in connection with the Offering. There were 7.7 million shares remaining available for future grant under these plans as of December 31, 2014.
Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting. No option has a term of more than ten years. The exercise price of stock options granted equals the market price on the date of the grant.
The following table presents information regarding outstanding stock options as of December 31, 2014, and changes during the year ended December 31, 2014:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life (years)
Outstanding at December 31, 2013	—	$—
Granted	1,794,002	15.83
Exercised	—	—
Forfeited	(67,648)	17.39
Expired	—	—
Outstanding at December 31, 2014	1,726,354	$15.77	$4.8	9
Options exercisable at December 31, 2014	57,692	$13.00	$0.3	9

The weighted-average assumptions are as follows:

2014
Risk-free interest rate	1.2%
Expected stock price volatility	39.6%
Expected term until exercise (years)	4
Expected dividends	—%
The weighted-average grant-date fair value per share of options granted was $5.15 for the year ended December 31, 2014. Total unrecognized compensation cost related to stock options of $7.5 million is expected to be recognized as of December 31, 2014 over a weighted-average period of 3.5 years.
RSUs represent the right to receive a share of our stock at a designated time in the future, provided the stock unit is vested at the time. Recipients of RSUs do not pay any cash consideration for the RSUs or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until the RSU has vested and the underlying shares of stock are distributed. RSUs granted to employees and non-employee directors usually have a four-year ratable vesting schedule, and certain grants are subject to performance conditions established at the time of grant.
The following table presents information regarding outstanding RSUs as of December 31, 2014, and changes during the year ended December 31, 2014:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life (years)
Outstanding at December 31, 2013	—
Granted	1,604,725
Converted	—
Forfeited	(43,313)
Outstanding at December 31, 2014	1,561,412	$28.9	2.1
Total unrecognized compensation cost related to RSUs of $23.0 million is expected to be recognized as of December 31, 2014 over a weighted-average period of approximately 3.5 years. The weighted-average fair value of RSUs on the date of grant was $16.93 for the year ended December 31, 2014.

Our Participation in Parent's Incentive Plans
SunEdison maintains a number of stock-based compensation programs at the corporate level. Our employees have historically participated in those programs and, as such, we were allocated expenses associated with those programs based on the actual number of stock-based compensation awards granted to our employees. Our consolidated balance sheets do not include any Parent outstanding equity related to the stock-based compensation programs. Our employees retained the rights to those equity incentive awards for so long as our Parent maintained a majority ownership interest in us. Therefore, they are accounted as equity-classified awards. A result of this is that we have included this stock-based compensation expense in our consolidated financial statements. Stock-based compensation expense of $3.4 million was reported as net parent investment in the combined statement of equity prior to the Offering.
On January 20, 2015, in connection with the secondary offering, the Company and SunEdison agreed to replace 25% of the equity-based compensation awards relating to SunEdison stock that were unvested and held by our employees with adjusted stock options and RSUs, as applicable, for the Company’s ordinary shares. See Note 19 for additional discussion regarding the replacement awards.
Stock-based compensation expense recorded for the years ended December 31, 2014, 2013, and 2012 was allocated as follows:

	For the Year Ended December 31,
	2014	2013	2012
In millions
Cost of goods sold	$3.6	$4.4	$4.8
Marketing and administration	5.1	7.4	6.2
Research and development	2.6	2.1	2.0
Stock-based employee compensation	$11.3	$13.9	$13.0

The amount of stock-based compensation cost capitalized into inventory and fixed assets was not material for the years ended December 31, 2014, 2013, and 2012. Further, the recognition of excess tax benefits from share-based payment arrangements was not material for the years ended December 31, 2014, 2013, and 2012.

10. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net income by the number of weighted-average ordinary shares outstanding during the period. Diluted (loss) earnings per share is computed using the weighted-average ordinary shares outstanding and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares represent the incremental ordinary shares issuable for RSUs and stock option exercises. The Company calculates the dilutive effect of outstanding RSUs and stock options on (loss) earnings per share by application of the treasury stock method.
The computations of basic and diluted (loss) earnings per share assumes that the number of ordinary shares outstanding for all periods prior to the closing of the Offering on May 28, 2014 was equal to the number of ordinary shares of SunEdison Semiconductor Limited outstanding on May 28, 2014.
Basic and diluted (loss) earnings per share ("EPS") for the years ended December 31, 2014, 2013, and 2012 were calculated as follows:

	2014		2013		2012
In millions, except per share amounts	Basic	Diluted	Basic	Diluted	Basic	Diluted
EPS Numerator:
Net (loss) income attributable to SunEdison Semiconductor Limited	$(90.2)	$(90.2)	$(57.7)	$(57.7)	$121.3	$121.3

EPS Denominator:
Weighted-average shares outstanding	41.5	41.5	41.5	41.5	41.5	41.5
(Loss) earnings per share	$(2.17)	$(2.17)	$(1.39)	$(1.39)	$2.92	$2.92
The computations for diluted loss per share for the year ended December 31, 2014 excludes approximately 1.7 million options to purchase SunEdison Semiconductor shares and 1.6 million RSUs because the effect would have been anti-dilutive. No SunEdison Semiconductor options or RSUs were outstanding during the years ended December 31, 2013 and 2012.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income (loss) represents a measure of all changes in equity that result from recognized transactions and economic events other than transactions with owners in their capacity as owners. Other comprehensive income (loss) from the Company includes foreign currency translation and pension adjustments.

The following table presents the changes in each component of accumulated other comprehensive loss, net of tax:

	Year Ended December 31,
In millions	2014	2013	2012
Foreign Currency Items (1)
Beginning balance	$(76.3)	$(28.1)	$(10.6)
Other comprehensive loss before reclassifications	(40.2)	(48.2)	(17.5)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive loss	(40.2)	(48.2)	(17.5)
Balance at December 31	$(116.5)	$(76.3)	$(28.1)

Available-for-sale Securities
Beginning balance	$—	$0.2	$0.2
Other comprehensive loss before reclassifications	—	(0.2)	—
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive loss	—	(0.2)	—
Balance at December 31	$—	$—	$0.2

Pension Plans
Beginning balance	$(33.9)	$(67.3)	$(65.9)
Other comprehensive (loss) income before reclassifications	(30.7)	31.3	(4.3)
Amounts reclassified from accumulated other comprehensive loss	(0.1)	2.1	2.9
Net other comprehensive (loss) income	(30.8)	33.4	(1.4)
Amount of accumulated other comprehensive income transferred from SunEdison (2)	7.1	—	—
Balance at December 31	$(57.6)	$(33.9)	$(67.3)

Accumulated other comprehensive loss at December 31	$(174.1)	$(110.2)	$(95.2)
(1) Excludes foreign currency adjustments as it relates to noncontrolling interests. See the consolidated statements of comprehensive (loss) income.
(2) Amount represents the non-cash transfer of accumulated other comprehensive income from SunEdison as part of the Formation Transactions.
The following table presents reclassifications from accumulated other comprehensive loss and the affected line in the consolidated statement of operations:

	Year Ended December 31,
In millions	2014	2013	2012	Consolidated Statement of Operations
Amortization of net actuarial gain (loss) and prior service credit (cost)	$0.1	$(2.1)	$(2.9)	Marketing and administration expense

12. POST-EMPLOYMENT AND OTHER EMPLOYEE-RELATED LIABILITIES

Pension and Post-Employment Benefit Plans
We sponsor a defined benefit pension plan covering certain U.S. employees and a non-qualified pension plan under the Employee Retirement Income Security Act of 1974. The U.S. defined benefit plan covered most U.S. employees prior to January 2, 2002 when we ceased adding new participants to the plan and amended the plan to discontinue future benefit accruals for certain participants. Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen. The non-qualified pension plan provides pension benefits in addition to the benefits provided by the U.S. defined benefit pension plan. Eligibility for participation in this plan requires coverage under the U.S. defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.
We also sponsor defined benefit pension plans for our eligible employees in Japan and Taiwan.
Additionally, we provide post-retirement health care benefits and post-employment disability benefits to certain eligible U.S. employees. We amended the health care plan on January 1, 2002 to discontinue benefits for certain participants. Effective January 2, 2002, no new participants will be eligible for post-retirement health care benefits under the plan. The health care plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance.
Effective January 1, 2012, the amortization period for the unamortized unrealized loss was changed to the remaining life expectancy of the plan participants, which was derived from an actuarial mortality table. This change was triggered since substantially all the plan participants are now inactive or retired. Prior to 2012, the amortization period was derived based on the average remaining service period of the active participants expected to receive benefits.
Net periodic post-retirement benefit (income) cost consists of the following:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2014	2013	2012	2014	2013	2012
In millions
Service cost	$1.0	$1.0	$1.1	$—	$—	$—
Interest cost	7.1	6.7	7.8	0.7	0.7	0.8
Expected return on plan assets	(14.5)	(13.7)	(13.8)	—	—	—
Amortization of prior service credit	—	—	—	(0.7)	(0.7)	(0.7)
Net actuarial loss (gain)	1.8	2.9	4.1	(1.2)	(0.1)	(0.5)
Settlement charges	3.1	—	6.7	—	—	—
Net periodic benefit (income) cost	$(1.5)	$(3.1)	$5.9	$(1.2)	$(0.1)	$(0.4)
Our pension plans experienced increased lump sum payment activity in 2014 related to the 2014 reductions in force described in Note 4. This event triggered settlement accounting with the U.S. plan in 2014 because there were significant pension benefit obligations settled during 2014. Significant lump sum payment activity was also experienced in our pension plans in 2012 related to the 2011 global reduction in force described in Note 4. This event triggered settlement accounting in both the U.S. and foreign plans because there were significant pension benefit obligations settled during 2012. Settlement accounting was not triggered in 2013.
We use a measurement date of December 31 to determine pension and post-employment benefit measurements for the plans. Our pension and post-employment benefit (income) cost and obligations are actuarially determined, and we use various actuarial assumptions, including the interest rate used to discount the liabilities, the rate of compensation increase, and the expected return on plan assets to estimate our pension (income) cost and obligations. The following is a table of actuarial assumptions used to determine the net periodic benefit (income) cost:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2014	2013	2012	2014	2013	2012
Weighted-average assumptions:
Discount rate	3.80%	3.14%	3.65%	4.27%	3.38%	3.93%
Expected return on plan assets	8.39%	8.38%	8.34%	NA	NA	NA
Rate of compensation increase [1]	0.60%	0.44%	3.59%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	7.80%	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	4.50%	4.50%	5.00%
Year the rate reaches ultimate trend rate	NA	NA	NA	2022	2022	2018
[1] Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen.
We determine the expected return on plan assets based on our pension plans’ intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2014 and 2013 was 8.5%, the actual return experienced on our U.S. pension plan assets in 2014 and 2013 was 4.6% and 14.6%, respectively.

We consult with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.
The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2014	2013	2014	2013
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$197.0	$223.5	$17.1	$21.5
Service cost	1.0	1.0	—	—
Interest cost	7.1	6.7	0.7	0.7
Plan participants’ contributions	—	—	0.4	0.4
Actuarial loss (gain)	25.9	(16.2)	1.1	(4.2)
Gross benefits paid	(9.3)	(15.0)	(1.2)	(1.3)
Settlements	(7.7)	—	—	—
Currency exchange gain	(2.7)	(3.0)	—	—
Benefit obligation at end of year	$211.3	$197.0	$18.1	$17.1
Change in plan assets:
Fair value of plan assets at beginning of year	$181.2	$171.8	$—	$—
Actual gain on plan assets	8.0	23.7	—	—
Employer contributions	1.0	0.8	0.8	0.9
Plan participants’ contributions	—	—	0.4	0.4
Settlements	(7.6)	—	—	—
Gross benefits paid	(9.3)	(15.0)	(1.2)	(1.3)
Currency exchange loss	(0.2)	(0.1)	—	—
Fair value of plan assets at end of year	$173.1	$181.2	$—	$—
Net amount recognized	$(38.2)	$(15.8)	$(18.1)	$(17.1)
Amounts recognized in statement of financial position:
Other assets, noncurrent	$—	$18.4	$—	$—
Accrued liabilities, current	(0.5)	(0.8)	(1.1)	(1.3)
Pension and post-employment liabilities, noncurrent	(37.7)	(33.4)	(17.0)	(15.8)
Net amount recognized	$(38.2)	$(15.8)	$(18.1)	$(17.1)
Amounts recognized in accumulated other comprehensive loss (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2014	2013	2014	2013
In millions
Net actuarial loss (gain)	$84.6	$57.1	$(2.3)	$(4.4)
Prior service credit	—	—	(10.6)	(11.4)
Net amount recognized	$84.6	$57.1	$(12.9)	$(15.8)
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost (income) in 2015 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss (gain)	$3.0	$(0.2)
Prior service credit	—	(0.7)
Total	$3.0	$(0.9)

The following is a table of the actuarial assumptions used to determine the benefit obligations of our pension and other post-employment plans:

	Pension Plans		Health Care and Other Plans
As of December 31,	2014	2013	2014	2013
Weighted-average assumptions:
Discount rate	3.24%	3.80%	3.58%	4.28%
Rate of compensation increase [1]	0.51%	0.54%	3.75%	3.75%
[1] Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen.
The composition of our plans and age of our participants are such that, as of December 31, 2014 and 2013, the health care cost trend rate no longer has a significant effect on the valuation of our other post-employment benefits plans.
The investment objectives of our pension plan assets are as follows:

•	Preservation of capital through a broad diversification among asset classes which react as nearly as possible, independently to varying economic and market circumstances,

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains,

•	To achieve a favorable relative return as compared with inflation, and

•	To achieve an above average total rate of return relative to capital markets.
The pension plans are invested primarily in marketable securities, including common stocks, bonds. and interest-bearing deposits. The weighted-average allocation of our defined-benefit pension plan assets at year ended December 31 was as follows:

		Actual Allocation
Asset Category	2014 Target Allocation	2014	2013
Cash	—%	—%	2%
Group annuity contract	—%	36%	28%
Equity securities	30%	26%	59%
Fixed income securities	70%	38%	11%
Total	100%	100%	100%
Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.
A description of the valuation techniques and inputs used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy follows.

Mutual Funds
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Group Annuity Contract
This investment represents a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The group annuity contract is designed to provide safety of principal, liquidity and a competitive rate of return. The fair value of the group annuity contract is estimated to be the contract value, which represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the arrangement. The crediting interest rate is reset quarterly to prevailing market rates, and the pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. These restrictions did not result in an impairment of value below contract value as of December 31, 2014 and 2013.

While we believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy the investments held by pension plans at December 31, 2014. This table does not include $3.6 million in cash and $0.9 million in pending dispositions receivables in accordance with the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
In millions
Equity mutual funds:
Large cap funds	$15.6	$—	$—	$15.6
Mid cap funds	3.7	—	—	3.7
Small cap funds	3.8	—	—	3.8
International funds	13.6	—	—	13.6
Emerging market funds	6.7	—	—	6.7
Fixed income funds:
Investment grade bond funds	58.7	—	—	58.7
Corporate bond funds	3.7	—	—	3.7
Emerging market bond funds	2.4	—	—	2.4
Group annuity contract	—	—	60.4	60.4
Total assets at fair value	$108.2	$—	$60.4	$168.6
The following table sets forth by Level within the fair value hierarchy the investments held by the pension plans at December 31, 2013. This table does not include the $4.1 million in cash in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
In millions
Equity mutual funds:
Large cap funds	$46.9	$—	$—	$46.9
Mid cap funds	13.7	—	—	13.7
Small cap funds	13.8	—	—	13.8
International funds	22.8	—	—	22.8
Emerging market funds	9.3	—	—	9.3
Fixed income funds:
Investment grade bond funds	6.9	—	—	6.9
Corporate bond funds	13.3	—	—	13.3
Group annuity contract	—	—	50.4	50.4
Total assets at fair value	$126.7	$—	$50.4	$177.1

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2014 and 2013.

	Year Ended
	December 31, 2014	December 31, 2013
In millions
Balance, beginning of year	$50.4	$53.7
Purchases	14.9	0.2
Sales	(6.2)	(4.6)
Interest credit during the year	1.3	1.1
Balance, end of year	$60.4	$50.4
The Plans had no transfers between Levels 1, 2, and 3 for the years ended December 31, 2014 and 2013.
Our pension obligations are funded in accordance with provisions of applicable laws. The U.S pension plan was underfunded by $7.0 million and overfunded by $18.4 million as of December 31, 2014 and 2013, respectively. Our foreign pension plans and health care and other plans were in an underfunded status as of December 31, 2014 and 2013. The accumulated benefit obligation for the U.S. pension plan was $176.5 million and the fair value of plan assets was $169.5 million as of December 31, 2014.
The U.S. pension plan assets exceeded the accumulated benefit obligation at December 31, 2013. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2014 and 2013 were as follows:

	Pension Plans
	2014	2013
In millions
Projected benefit obligation, end of year	$211.3	$37.6
Accumulated benefit obligation, end of year	200.0	25.4
Fair value of plan assets, end of year	173.1	3.3
We expect contributions to our pension and post-employment plans in 2015 to be approximately $1.0 million and $1.1 million, respectively. We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2015	$19.5	$1.1
2016	15.9	1.1
2017	13.7	1.1
2018	13.3	1.1
2019	12.3	1.1
2020-2024	59.9	5.3
SunEdison received a notice from the Pension Benefit Guaranty Corporation (“PBGC”) in May 2014 that it intended to require an additional contribution to our U.S. pension plan under ERISA section 4062(e), which was transferred to us upon the completion of the Offering. SunEdison has not received a formal assessment or concluded the negotiation process with the PBGC. The PBGC announced a moratorium through the end of 2014 on the enforcement of 4062(e) cases on July 8, 2014. In December 2014, a new law went into effect that states 90%-funded plans are not required to make additional contributions to cover liability shortages. Under this new ruling, we have not made any modifications to our U.S. pension plan assets because our U.S. pension plan is over 90%-funded. We do not expect any final resolution with the PBGC to have a material impact on our financial condition or results of operations.

Defined Contribution Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our costs under this plan including allocated costs prior to the Offering included in our consolidated statements of operations totaling $3.9 million for 2014 and $4.0 million for 2013 and 2012.

Other Employee-Related Liabilities
Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $18.0 million at December 31, 2014 and $22.2 million at December 31, 2013, and is included in other long-term liabilities and accrued liabilities on our consolidated balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

13. DERIVATIVES AND HEDGING INSTRUMENTS

SunEdison Semiconductor’s derivatives and hedging activities consist of:

		Assets (Liabilities) Fair Value
In millions	Balance Sheet Location	As of December 31, 2014	As of December 31, 2013
Derivatives not designated as hedging:
Currency forward contracts (1)	Prepaid and other current assets	$0.2	$—
Currency forward contracts (1)	Accrued liabilities	$(0.9)	$(3.1)
(1) Currency forward contracts are recorded in the consolidated balance sheet at fair value using Level 1 inputs.

		Losses
		Year Ended December 31,
In millions	Statement of Operations Location	2014	2013	2012
Derivatives not designated as hedging:
Currency forward contracts	Other, net	$2.0	$14.3	$5.2
We utilize currency forward contracts to mitigate financial market risks of fluctuations in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to SunEdison Semiconductor. A substantial portion of our revenue and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily the Japanese yen, euro, and South Korean won. We have established transaction-based hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. We may have outstanding contracts with several major financial institutions for these hedging transactions at any point in time. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. These currency forward contracts had net notional amounts of $65.1 million and $222.5 million as of December 31, 2014 and 2013, respectively, and are accounted for as economic hedges, for which hedge accounting was not applied.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease buildings, equipment and automobiles under operating leases. Rental expense was $9.0 million, $7.2 million, and $4.6 million for the years ended December 31, 2014, 2013, and 2012, respectively. The total future commitments under operating leases as of December 31, 2014 were $19.3 million, of which $17.0 million is noncancellable. Our operating lease obligations as of December 31, 2014 were as follows:

	Payments Due By Period
	Total	2015	2016	2017	2018	2019	Thereafter
In millions
Operating leases	$19.3	$8.5	$5.9	$1.8	$1.4	$1.4	$0.3

Purchase Obligations and Commitments
In connection with the sale of the Merano, Italy facilities in December 2014 as discussed in Note 4, we signed a long-term supply contract with the buyer to purchase certain committed quantities of products totaling 26 million euro through 2024. Expected future purchase commitments pertaining to this long-term supply contract are included in the following table.
Our unconditional purchase obligations with terms greater than one year as of December 31, 2014 were as follows:

	Payments Due By Period
	Total	2015	2016	2017	2018	2019	Thereafter
In millions
Unconditional purchase obligations	$52.2	$12.5	$10.0	$8.9	$4.7	$4.4	$11.7
We provided notice to several of our vendors with whom we had long-term supply contracts that we would no longer be fulfilling our purchase obligations under those contracts as part of our 2011 Global Plan announced in the fourth quarter of 2011. See Note 4. We recorded significant restructuring liabilities associated with the estimated settlements arising from these actions based on management's best estimates of the ultimate outcome of these contract resolutions at that time in connection with the restructuring. We had liabilities of $10.5 million as of December 31, 2013 associated with the settlements arising from these take-or-pay supply agreements and estimated purchase obligations, all recorded as short-term restructuring liabilities in the consolidated balance sheet. There are no such purchase obligation liabilities as of December 31, 2014 pertaining to the 2011 restructuring activities as we have paid these liabilities in 2014 in accordance with the terms of those settlements.

Indemnification
We have agreed to indemnify some of our semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2014 and 2013.

Legal Proceedings
We are involved in various legal proceedings, claims, investigations and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.

S.O.I.TEC Silicon on Insulator Technologies S.A. v. MEMC, Inc.
S.O.I. TEC Silicon on Insulator Technologies S.A. ("Soitec") and Commissariat A L'Energie Atomique ("CEA") filed a complaint against MEMC on May 19, 2008 in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) alleging infringement, including willful infringement, by MEMC of three U.S. patents related to silicon-on-insulator technology, and requested damages and an injunction. Soitec and CEA filed an amended complaint on July 21, 2009, adding a fourth, related patent to the lawsuit. MEMC filed a counterclaim against Soitec for infringement of one of MEMC's U.S. patents. The court bifurcated the case into two phases, a first liability phase, which, to the extent liability is found, would be followed by a second damages phase. In a memorandum opinion dated October 13, 2010, the court found that all of MEMC's current products and processes do not infringe any valid claim of the four asserted Soitec patents.

The only remaining claim that Soitec continued to assert at trial after the court's October 13, 2010 ruling in favor of MEMC, was a single patent claim directed against some mono-implant research and development efforts conducted by MEMC approximately six to eight years ago, none of which have occurred since 2006, and none of which are material or relevant to the current operations at MEMC. The court held a jury trial from October 25, 2010 to November 2, 2010. MEMC continued to assert at trial its counterclaim for infringement of MEMC's patent. The jury found on November 2, 2010, that certain of Soitec's wafers infringed the patent asserted by MEMC at trial. The jury also found that one of the Soitec patent claims was valid. This single patent claim covers MEMC's mono-implant research and development efforts that ended in 2006. The court denied all post trial motions on July 13, 2011. Soitec subsequently filed an appeal and MEMC filed a cross-appeal. The appeal was fully briefed in the U.S. Court of Appeals for the Federal Circuit. The appeal was stayed pending en banc review of a jurisdictional question unrelated to the merits of the appeal.
We, Soitec, and CEA entered into a settlement agreement to resolve all outstanding claims and disputes relating to this litigation matter in November 2013. We and Soitec also entered into (i) a patent cross-licensing agreement, pursuant to which certain patents owned by each party relating to silicon-on-insulator ("SOI") technologies will be licensed to the other party for research and development purposes, and (ii) a supply agreement, pursuant to which we will manufacture and sell to Soitec certain silicon wafer products at a discounted price in connection with the settlement agreement. The settlement included no upfront payment. However, in the event Soitec does not purchase a significant amount of wafers under the cross-license to receive the discount, we may be required to pay Soitec the maximum amount of $0.4 million in any future year.

15. INCOME TAXES

We were historically included in SunEdison's consolidated U.S. federal income tax return as discussed in Note 2 "Summary of Significant Accounting Policies"; our income taxes are computed and reported herein under the “separate return” method for 2013 and 2012. Use of the separate return method may result in differences when the sum of the amounts allocated to carve-out tax provisions are compared with amounts presented in SunEdison's consolidated financial statements. The related deferred tax assets and liabilities in that event, could be significantly different from those presented herein. Furthermore, certain tax attributes (i.e., net operating loss carryforwards) that were actually reflected in SunEdison's consolidated financial statements may or may not exist at the carve-out level. We will file our own U.S. tax returns during 2015 for 2014 and have computed and reported our 2014 results based on the filing methods we will employ as a separate company.
The net (loss) income before income tax (benefit) expense consists of the following:

	For the year ended December 31,
	2014	2013	2012
In millions
U.S.	$(23.5)	$(126.5)	$(117.1)
Foreign	(64.3)	115.2	243.4
Total	$(87.8)	$(11.3)	$126.3

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2014:
Parent Company	$9.7	$—	$9.7
U.S. Federal and State	0.8	—	0.8
Foreign	18.8	(26.7)	(7.9)
Total	$29.3	$(26.7)	$2.6
Year ended December 31, 2013:
U.S. Federal	$1.6	$15.2	$16.8
U.S. State	1.3	(0.1)	1.2
Foreign	17.8	8.2	26.0
Total	$20.7	$23.3	$44.0
Year ended December 31, 2012:
U.S. Federal	$(1.9)	$—	$(1.9)
Foreign	22.1	(16.6)	5.5
Total	$20.2	$(16.6)	$3.6

Effective Tax Rate
Income tax (benefit) expense for 2014 and 2013, respectively, differed from the amounts computed by applying the Singapore income tax rate of 17% to loss before income taxes and noncontrolling interests as the parent company is now domiciled in Singapore. Income tax expense for 2012 differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes and noncontrolling interests.

	For the year ended December 31,
	2014	2013	2012
Income tax at statutory rate	(17.0)%	(17.0)%	35.0%
Increase (reduction) in income taxes:
Effect of international operations (1)	75.3	377.4	(18.4)
Foreign incentives	(0.4)	(19.5)	(3.5)
Tax authority positions, net	8.5	—	(3.1)
Valuation allowance	(62.4)	48.2	(6.7)
Other, net	(1.0)	0.3	(0.4)
Effective tax expense rate	3.0%	389.4%	2.9%
(1) The Company determines the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each foreign jurisdiction and the enacted rate of 17%, 17%, and 35% at December 31, 2014, 2013, and 2012, respectively.
The income tax expense for the year ended December 31, 2014 was primarily the result of the $62.7 million of tax expense associated with a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $7.5 million increase to the reserve for uncertain tax positions related to taxable income adjustments attributable to foreign operations, and taxes imposed on certain profitable operations in various foreign jurisdictions. This expense has been largely offset by the reduction of the valuation allowance of $86.9 million on certain deferred tax assets due to our ability to realize those benefits in the future. The 2013 net expense is primarily the result of the geographical mix of earnings from operations taxed at various rates. The 2012 net expense is primarily the result of the geographical mix of earnings from operations taxed at various rates, changes in valuation allowances, and a net decrease to the reserve for uncertain tax positions.
Certain of our subsidiaries have been granted a concessionary tax rate of zero percent on all qualifying income for periods of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2014, 2013, and 2012 of $0.4 million, $2.2 million, and $4.6 million, respectively. The income tax rate for qualifying income under the incentive programs will be taxed at an incentive tax rate lower than the corporate tax rate. The Company is in compliance with the qualifying conditions of the tax incentives. The last of these incentives will expire in 2017.

SunEdison's U.S. operations are currently under examination by the IRS for the 2011 and 2012 tax years. We do not believe the finalization of this exam will result in any material adjustments to our tax positions. We also have statutes open for examination by certain international tax jurisdictions for tax years ranging between 2007 and 2013. We believe it is reasonably possible that examinations could be completed within the next twelve months and have recorded amounts in the financial statements that are reflective of the current status of open examinations.
We are domiciled in Singapore. Management has reviewed its repatriation policy during 2014 with respect to our planned legal structure. Recognition of Singapore or local withholding taxes on undistributed non-Singapore earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, and after concluding that such remittances can be done in a tax-efficient manner. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. For the years ended December 31, 2013 and 2012, management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our foreign subsidiaries were not expected to be remitted to the United States in the foreseeable future.

Uncertain Tax Positions
A reconciliation of the beginning and ending balances of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2014	2013
In millions
Beginning of year	$1.4	$1.6
Additions based on tax positions related to the current year	7.5	—
Reductions for tax positions of prior years	(0.2)	(0.2)
End of year	$8.7	$1.4
We had $8.9 million, $1.6 million, and $1.8 million as of December 31, 2014, 2013, and 2012, respectively, of unrecognized tax benefits, net of U.S. federal, state and local deductions, associated with open tax years for which we are subject to audit in various U.S. federal, state, and foreign jurisdictions. This also includes estimated interest and penalties. The change to the reserve for uncertain tax positions from December 31, 2013 to December 31, 2014 includes a net increase of $7.3 million primarily related to taxable income adjustments attributable to foreign operations. All of our unrecognized tax benefits as of December 31, 2014 and 2013 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2007 through 2013 tax years. The Company recognized an immaterial amount in interest and penalties for the periods ended December 31, 2014, 2013, and 2012 and had $0.2 million accrued at December 31, 2014 and 2013, respectively, for the payment of interest and penalties.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2014	2013
In millions
Deferred tax assets:
Inventories	$4.8	$5.7
Restructuring liabilities	5.2	10.3
Expense accruals	10.5	18.8
Property, plant, and equipment	7.0	104.2
Pension, medical, and other employee benefits	17.5	15.3
Net operating loss carryforwards	67.0	19.7
Tax credits	11.5	73.6
Other	6.3	12.8
Total deferred tax assets	129.8	260.4
Valuation allowance	(81.8)	(224.8)
Net deferred tax assets	48.0	35.6
Deferred tax liabilities:
Pension	—	(6.6)
Other	(5.0)	(7.5)
Total deferred tax liabilities	(5.0)	(14.1)
Net deferred tax assets	$43.0	$21.5
Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the consolidated balance sheet:

	As of December 31,
	2014	2013
In millions
Current deferred tax assets, net (recorded in deferred tax asset and accrued liabilities)	$26.6	$5.9
Non-current deferred tax assets, net (recorded in other assets and other liabilities)	16.4	15.6
Total	$43.0	$21.5
Our net deferred tax assets totaled $43.0 million as of December 31, 2014, compared to $21.5 million as of December 31, 2013. The increase of $21.5 million in net deferred tax assets in 2014 is primarily attributable to the release of the valuation allowance on certain deferred tax assets due to our ability to realize those benefits in the future and an increase in net operating losses, partially offset by a reduction in deferred tax assets associated with property, plant, and equipment. We have valuation allowances of $81.8 million as of December 31, 2014. We believe that it is more likely than not, with our projections of future taxable income in certain foreign jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $43.0 million.

16. RELATED PARTY TRANSACTIONS

Corporate Allocations
Refer to Note 1 for discussion on corporate expense allocations.

Transactions with Affiliates
We sell intermediate products such as polysilicon, trichlorosilane gas, ingots, scrap wafers, and other inventory items to SunEdison's subsidiaries in the United States, Europe, and Asia for use in their operations. We also provide limited services to SunEdison following the Offering as outlined in a transition services agreement. Any receivables related to these sales and services to SunEdison are recognized as accounts receivable, affiliate in the consolidated balance sheet and shipment of products is recognized as net sales to affiliates in the consolidated statement of operations. Net sales to affiliates were $2.4 million, $9.1 million, and $6.8 million for the years ended December 31, 2014, 2013, and 2012 respectively. We had $4.3 million and $14.1 million of accounts receivable, affiliate as of December 31, 2014 and 2013, respectively.

We purchase products, primarily polysilicon, from SunEdison and its subsidiaries. SunEdison had in the past also performed financing, cash management, treasury, and other services for us on a centralized basis, and continues to provide limited services to us following the Offering as outlined in a transition services agreement. Accounts payable, affiliate were $9.4 million and $106.8 million as of December 31, 2014 and 2013, respectively.
In connection with the Offering, $62.4 million of accounts payable, affiliate was settled through a cash payment to SunEdison, after offsetting certain accounts receivable, affiliate and notes receivable, affiliate balances against accounts payable, affiliate balances with certain SunEdison subsidiaries. The amounts included in the offsetting transactions included $26.3 million of accounts receivable, affiliate and $3.8 million of notes receivable, affiliate balances that were outstanding as of March 31, 2014. The $26.3 million and $3.8 million non-cash transactions are excluded from the consolidated statements of cash flows.

Notes Receivable and Debt - Affiliate
Prior to the Offering, certain intercompany loans were made to/by certain SunEdison and SunEdison Semiconductor subsidiaries. The related notes matured in less than one year, but were generally renewed and, therefore, considered long-term and recorded in notes receivable, affiliate and long-term debt, affiliate. Interest on the notes was calculated based on fixed rates ranging from 2.00% to 3.00%. There were no notes receivable, affiliate outstanding as of December 31, 2014 and $18.7 million of notes receivable, affiliate was outstanding as of December 31, 2013. There was no long-term debt payable, affiliate outstanding as of December 31, 2014 and 2013.
We settled $15.0 million of notes receivable, affiliate from certain SunEdison subsidiaries by offsetting a portion of those amounts against accounts payable, affiliate we have with certain other SunEdison subsidiaries during the year ended December 31, 2014. Of the $15.0 million in settlements of notes receivable, affiliate balances, $12.0 million are non-cash transactions which are excluded from the consolidated statements of cash flows. The remaining $3.8 million in intercompany notes between SunEdison and SunEdison Semiconductor were settled in connection with the Offering, as previously discussed, by offsetting a portion of the intercompany loans against accounts payable, affiliate balances with certain SunEdison subsidiaries.
Interest income on intercompany notes receivable and interest expense on intercompany borrowings is recorded as interest, net - affiliates in the consolidated statements of operations.

17. GEOGRAPHIC SEGMENTS

We are engaged in one reportable segment that includes the development, production, and marketing of semiconductor wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements, which wafers are utilized in the manufacture of semiconductor devices.

Net sales to non-affiliates (see Note 16 for discussion of sales to affiliates):

	For the Year Ended December 31,
	2014	2013	2012
In millions
United States	$123.0	$130.3	$147.7
Foreign	714.7	781.2	779.7
Total	$837.7	$911.5	$927.4

Foreign sales to non-affiliates were derived from sales to the following countries:

	For the Year Ended December 31,
	2014	2013	2012
In millions
Taiwan	$215.3	$219.2	$219.4
Korea	171.3	217.6	197.3
Germany	67.4	62.4	48.6
Singapore	57.6	63.1	56.7
China	43.2	40.1	46.5
Italy	33.0	36.7	42.8
France	32.1	38.2	33.0
Japan	23.3	25.6	55.7
Netherlands	19.2	16.4	16.1
Other foreign countries	52.3	61.9	63.6
Total	$714.7	$781.2	$779.7
Net sales are attributed to countries based on the location of the customer.

Property, plant, and equipment, net of accumulated depreciation:

	As of December 31,
	2014	2013
In millions
Taiwan	$195.2	$208.9
Korea	111.4	125.8
Malaysia	95.2	98.6
United States	68.1	63.3
Italy	67.2	140.9
Japan	61.6	87.3
Other foreign countries	0.1	0.1
Total	$598.8	$724.9

Credit Concentration
Our customers include semiconductor device manufacturers and are located in various geographic regions including North America, Europe, and the Asia-Pacific region. Our customers are generally well capitalized, and the concentration of credit risk is considered minimal. Sales to specific non-affiliate customers exceeding 10% of net sales for the years ended December 31, 2014, 2013, and 2012 were as follows:

	For the Year Ended December 31,
	2014		2013		2012
	Net Sales	Percent	Net Sales	Percent	Net Sales	Percent
In millions, except for percentages
Customer A	$160.5	19.2%	$191.2	21.0%	$183.1	19.7%
Customer B	$154.1	18.4%	$144.4	15.8%	$119.2	12.9%
Customer C	$87.9	10.5%	$100.8	11.1%	$102.1	11.0%

18. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for 2014 and 2013 is as follows:

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share amounts
Net sales	$206.1	$214.9	$213.2	$205.9
Gross profit	8.3	20.4	26.8	23.5
Net (loss) income	(15.2)	14.1	(79.4)	(10.5)
Net loss attributable to noncontrolling interests	0.6	0.2	—	—
Net (loss) income attributable to SunEdison Semiconductor Limited	(14.6)	14.3	(79.4)	(10.5)
Basic (loss) earnings per share	(0.35)	0.34	(1.91)	(0.25)
Diluted (loss) earnings per share	(0.35)	0.34	(1.91)	(0.25)
Market close share prices:
High	N/A	17.76	19.35	19.76
Low	N/A	15.00	15.51	16.12

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share amounts
Net sales	$232.4	$244.0	$232.6	$211.6
Gross profit	22.5	31.4	21.1	6.7
Net (loss) income	(9.7)	(11.7)	9.3	(43.2)
Net income attributable to noncontrolling interests	(0.8)	(1.5)	—	(0.1)
Net (loss) income attributable to SunEdison Semiconductor Limited	(10.5)	(13.2)	9.3	(43.3)
Basic (loss) earnings per share	(0.25)	(0.32)	0.22	(1.04)
Diluted (loss) earnings per share	(0.25)	(0.32)	0.22	(1.04)
Market close share prices:
High	N/A	N/A	N/A	N/A
Low	N/A	N/A	N/A	N/A

19. SUBSEQUENT EVENTS

On January 20, 2015, a secondary public offering of 17,250,000 ordinary shares was closed. In connection with this offering, SunEdison ceased to own more than 50% of our outstanding ordinary shares. We did not receive any of the proceeds from the sale of our ordinary shares in this offering. Upon completion of this offering, there continued to be 41,506,175 ordinary shares outstanding.
Additionally, the Company and SunEdison agreed, effective as of January 20, 2015, to replace 25% of the equity-based compensation awards relating to SunEdison stock that were unvested and held by our employees (including our non-U.S. employees, subject to applicable local laws) with adjusted stock options and RSUs, as applicable, for the Company’s ordinary shares, each of which generally preserves the value of the original awards. The Company issued options to purchase an aggregate of 442,791 ordinary shares with a weighted-average exercise price of $5.19 per share and an aggregate of 170,115 RSUs, in each case based on applicable SunEdison equity awards outstanding, and the Company’s and SunEdison’s share prices, as of market close on January 20, 2015. Each of the foregoing replacement awards was issued pursuant to the SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan. The remaining 75% of each unvested option and RSU as well as all vested options remained as options and RSUs continuing to vest in accordance with their terms, with employment by us to be deemed employment by SunEdison.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
SunEdison Semiconductor Limited:

We have audited the accompanying consolidated balance sheets of SunEdison Semiconductor Limited and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunEdison Semiconductor Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri
March 2, 2015

Controls and Procedures

Evaluation of Disclosure Controls and Procedures
We carried out an evaluation as of December 31, 2014, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2014 because of a material weakness in our internal control over financial reporting related to accounting for income taxes, as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Notwithstanding the material weakness in accounting for income taxes, management has concluded that the consolidated financial statements included in this Form 10-K fairly present, in all material respects, the financial position of the Company at December 31, 2014 and 2013 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Based upon evaluations conducted in respect of the year ended December 31, 2014, management concluded that there was a material weakness in its internal control over financial reporting. The material weakness relates to inadequate design or operation of controls that provide reasonable assurance that the accounting for income taxes, including the related financial statement disclosures, were in accordance with U. S. generally accepted accounting principles. Specifically, the controls that caused this material weakness were related to the complete and accurate recording of deferred tax assets and liabilities due to differences in the accounting treatment for book and tax purposes, and the recording of inputs to the consolidated income tax provision and related accruals. The material weakness related primarily to ascertaining the proper income tax consequences arising from complex, non-routine significant transactions. Management did not detect errors in the accounting for income taxes in a timely manner as of and for the year ended December 31, 2014. These errors have been corrected and are reflected in the audited financial statements for the 2014 fiscal year included in this Form 10-K.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Change in Internal Control over Financial Reporting
Other than the above, no change in internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHAREHOLDERS' INFORMATION

PRINCIPAL EXECUTIVE OFFICES
SunEdison Semiconductor Limited
11 Lorong 3 Toa Payoh
Singapore, 319579
(65) 6681-9300

PRINCIPAL EXECUTIVE OFFICES IN THE UNITED STATES
SunEdison Semiconductor Limited
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000
www.sunedisonsemi.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, L.L.C.
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

SHAREHOLDER INQUIRIES
Inquiries regarding address corrections, lost certificates, changes of registration, share certificate holdings, and other shareholder account matters should be directed to SunEdison Semiconductor Limited's transfer agent, Computer Share Investor Services, L.L.C., at the address or phone number above.

ORDINARY SHARES LISTING
SunEdison Semiconductor Limited's ordinary shares are traded on the NASDAQ Global Select Market under the symbol "SEMI". The Company had five shareholders of record on December 31, 2014, one of which was Cede & Co., which is the nominee of shares held through The Depositor Trust Company.

FORM 10-K
Shareholders may obtain, free of charge, a copy of SunEdison Semiconductor Limited's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2014, filed with the Securities and Exchange Commission, by visiting our website (www.SunEdisonSemi.com), by writing SunEdison Semiconductor Limited's Investor Relations Department, or by calling (636) 474-5000.

FINANCIAL INFORMATION
SunEdison Semiconductor Limited maintains a web page on the Internet at www.SunEdisonSemi.com where we publish information, including earnings releases, other news releases, and significant corporate disclosures.

CONTACT INFORMATION
All requests and inquiries should be directed to:
Chris Chaney
Director, Investor Relations and Corporate Communications
SunEdison Semiconductor Limited
501 Pearl Drive
St. Peters, Missouri 63376
Tel: (636) 474-5226
Email: invest@sunedisonsemi.com

SHARE PRICE PERFORMANCE GRAPH
The graph below compares cumulative total shareholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index and the S&P 500 Semiconductors Index. The information on the graph covers the period from May 22, the date when our shares became publicly traded, through December 31, 2014. The share price performance shown on the graph is not necessarily indicative of future share price performance.
Data provided by Standard and Poor's Capital IQ 1/7/2015.

Comparison of Cumulative Total Return
$140
$130
$120
$110
$100
$90
$80
5/22/14
5/31/14
6/30/14
7/31/14
8/31/14
9/30/14
10/31/14
11/30/14
12/31/14
SunEdison Semiconductor Limited
S&P 500 Index
S&P 500 Semiconductor Index

		INDEXED RETURNS
	Base	2014 Months Ended
	Period
Company / Index	5/22	5/31	6/30	7/31	8/31	9/30	10/31	11/30	12/31
SunEdison Semiconductor Limited	100	102.67	112.87	112.67	112.00	129.00	129.53	125.33	123.80
S&P 500 Index	100	101.67	103.77	102.34	106.44	104.94	107.51	110.40	110.12
S&P 500 Semiconductor Index	100	103.54	112.61	114.07	120.07	120.42	119.40	129.74	127.79