Form 10-K, Exhibit 13
period 2015-12-31
SunEdison Semiconductor Ltd
filed 2016-03-08
CIK 1585854

Exhibit 13

Five Year Selected Financial Highlights

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

	2015 (1)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
(in millions, except per share amounts)
Statement of Operations Data:
Net sales	$777.5	$840.1	$920.6	$934.2	$1,198.3
Gross profit	77.1	79.0	81.7	81.8	175.0
Marketing and administration	81.3	84.8	105.1	100.7	129.9
Research and development	30.2	34.8	37.0	33.4	38.2
Restructuring charges (reversals) (2)	6.8	(22.9)	(75.0)	(149.6)	284.5
Loss (gain) on sale / receipt of property, plant, and equipment (3)	—	4.7	—	(31.7)	—
Long-lived asset impairment charges (4)	60.7	59.4	33.6	1.5	234.7
Operating (loss) income	(101.9)	(81.8)	(19.0)	127.5	(512.3)
Non-operating expense (income)	8.0	6.0	(7.7)	1.2	5.9
Net (loss) income attributable to SunEdison Semiconductor Limited	(136.7)	(90.2)	(57.7)	121.3	(557.9)
Basic (loss) earnings per share	(3.28)	(2.17)	(1.39)	2.92	(13.44)
Diluted (loss) earnings per share	(3.28)	(2.17)	(1.39)	2.92	(13.44)
Balance Sheet Data:
Cash and cash equivalents	83.5	88.2	40.8	103.2	50.3
Working capital	68.4	167.5	(35.9)	38.1	(65.5)
Total assets	1,049.0	1,184.2	1,151.8	1,513.2	1,389.1
Long-term debt (including current portion)	198.6	207.1	10.4	145.4	148.8
Total SunEdison Semiconductor Limited shareholders’ equity	536.9	690.3	667.0	775.1	503.7
Noncontrolling interests	1.2	1.2	44.2	38.9	35.3
Total shareholders' equity	538.1	691.5	711.2	814.0	539.0
Other Data:
Ordinary shares issued and outstanding	42.0	41.5	—	—	—
Capital expenditures	106.3	94.4	101.0	95.2	187.1

(1)
The combined financial statements for interim and annual periods prior to the completion of our initial public offering on May 28, 2014 were derived from the consolidated financial statements and accounting records of SunEdison and included allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. Our consolidated financial statements for the years ended December 31, 2015 and 2014 were prepared on a stand-alone basis following the completion of our initial public offering. See Note 1 to Notes to Consolidated Financial Statements for further information.

(2), (3), (4)	See Note 4 to Notes to Consolidated Financial Statements for further information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global leader in the development, manufacture, and sale of silicon wafers to the semiconductor industry. We operated as a business segment of SunEdison until May 28, 2014, when we closed on the initial public offering of 8,280,000 of our ordinary shares (the "IPO"). We believe the completion of the IPO allows us, as a stand-alone public company, to pursue our own strategies, focus on our key markets and customers, and optimize our capital structure.
Continued softness in the semiconductor market, primarily weaker foundry demand, resulted in continued downward pricing pressure in 2015, compared to 2014. This negatively impacted our net sales and gross profit for the current year.
Management continued to execute on its strategic plan to improve our performance and meet the competitive demands of the semiconductor industry during 2015. On July 30, 2015, the Board of Directors of the Company authorized the closure of our Ipoh, Malaysia facility ("2015 Ipoh Plan"), which produces 200 millimeter ("mm") semiconductor wafers. This action is being taken to consolidate the Company’s manufacturing footprint and is consistent with our continued efforts to improve operational efficiencies, maximize capacity utilization across the Company's geographic platforms, and lower costs.
Our business strategy targets the most significant opportunities and challenges we face, including:

•	Continued sales growth in higher margin products, such as silicon-on-insulator ("SOI") wafers,

•	Exploring industry consolidation,

•	Achieving price increases, and

•	Driving to meet target margins.

RESULTS OF OPERATIONS

Year Ended December 31, 2015, Compared to the Year Ended December 31, 2014

Net Sales

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Net sales to non-affiliates	$776.7	$837.7	$(61.0)	(7.3)%
Net sales to affiliates	0.8	2.4	(1.6)	(66.7)%
Net sales	$777.5	$840.1	$(62.6)	(7.5)%
Net sales decreased for the year ended December 31, 2015, compared to the same period in 2014, primarily due to semiconductor wafer price decreases. The price decreases were the result of continuing competitive pressures in the semiconductor industry due to industry softness, only partially offset by volume increases and higher sales of our more advanced SOI wafers. Average selling prices decreased across all wafer diameters except for SOI.

Gross Profit

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Cost of goods sold	$700.4	$761.1	$(60.7)	(8.0)%
Gross profit	$77.1	$79.0	$(1.9)	(2.4)%
Gross margin (profit as a percentage of net sales)	9.9%	9.4%
Gross profit decreased for the year ended December 31, 2015, compared to the same period in 2014. The decrease was primarily the result of lower average selling prices for our wafers, coupled with a current year pension settlement charge related to our US pension plan that negatively impacted our overhead expense by $2.3 million, only partially offset by continued manufacturing cost reductions and lower raw materials cost. The 2014 pension settlement charge related to our US pension plan negatively impacted our overhead expense by $1.1 million.

Marketing and Administration

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Marketing and administration	$81.3	$84.8	$(3.5)	(4.1)%
As a percentage of net sales	10.5%	10.1%
Marketing and administration expense decreased for the year ended December 31, 2015, compared to 2014, primarily as a result of our global workforce restructuring plan initiated in December 2014.

Research and Development

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Research and development	$30.2	$34.8	$(4.6)	(13.2)%
As a percentage of net sales	3.9%	4.1%
Research and development ("R&D") expense decreased for the year ended December 31, 2015, compared to 2014, primarily due to our decision to consolidate the semiconductor crystal operations announced in February 2014. Consolidating our crystal operations allowed us to localize our R&D efforts, which resulted in greater efficiencies.

Restructuring Charges (Reversals)

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Restructuring charges (reversals)	$6.8	$(22.9)	$29.7	129.7%
Restructuring charges for the year ended December 31, 2015 consisted primarily of $3.1 million of severance charges related to the 2015 Ipoh restructuring plan announced in August 2015, and $3.7 million of net unfavorable revisions to our estimated liabilities for other restructuring activities.
We recorded net restructuring reversals for the year ended December 31, 2014 due to a $14.4 million favorable settlement of a polysilicon supply agreement that was negotiated in 2013, but settled during the first half of 2014, $12.0 million of severance reversals related to the sale of our Merano, Italy polysilicon and chlorosilanes facilities because the buyer assumed the severance liability for the affected employees, and $2.9 million of other net favorable revisions to our estimated restructuring liabilities. These restructuring reversals were partially offset by $3.9 million of restructuring expenses related to our plan to consolidate our semiconductor crystal operations that was announced in February 2014 and $2.5 million of severance expense related to the workforce reduction plan that was announced in December 2014.

Loss on Sale of Property, Plant, and Equipment

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Loss on sale of property, plant, and equipment	$—	$4.7	$(4.7)	(100.0)%
We recognized a $4.7 million loss on sale of property, plant, and equipment for the year ended December 31, 2014 related to our sale of the Merano, Italy polysilicon and chlorosilanes facilities that closed during the fourth quarter. There were no gains or losses on the sales of property, plant, and equipment recorded for the year ended December 31, 2015.

Long-Lived Asset Impairment Charges

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Long-lived asset impairment charges	$60.7	$59.4	$1.3	2.2%
The July 30, 2015 decision to close the Ipoh manufacturing facility triggered an interim impairment analysis. As a result of the impairment analysis, we recorded $56.7 million of long-lived asset impairment charges in 2015 to write the assets at the Ipoh facility down to their estimated fair value. We also recorded $4.0 million in long-lived asset impairments related to the 2014 semiconductor crystal consolidation, as the carrying value of certain assets exceeded their estimated fair value. See Note 4.
We recorded assets impairment charges of $59.4 million for the year ended December 31, 2014, of which $57.3 million relates to the write-down of assets at our Merano, Italy polysilicon and chlorosilanes facilities during the third quarter to their then-current estimated fair value, which was based on purchase offers we received from potential buyers. The Merano, Italy polysilicon and chlorosilanes facilities were subsequently sold in the fourth quarter of 2014.

Non-Operating Expenses (Income)

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Interest expense	$18.2	$9.2	$9.0	97.8%
Interest income	(0.4)	(0.5)	0.1	(20.0)%
Interest, net - affiliates	—	(0.1)	0.1	100.0%
Other, net	(9.8)	(2.6)	(7.2)	276.9%
Total non-operating expenses	$8.0	$6.0	$2.0	33.3%
Non-operating expenses increased for the year ended December 31, 2015, compared to 2014, primarily due to additional interest expense associated with our $210.0 million senior secured term facility and $50.0 million senior secured revolving facility executed on May 27, 2014. On December 29, 2015, we amended the $210.0 million senior secured term facility and $50.0 million senior secured revolving facility. As a result of this refinancing, we recognized additional interest expense of $3.0 million for the year ended December 31, 2015, which was comprised of pre-payment premiums and other non-capitalizable costs totaling $1.4 million and the write off of unamortized deferred loan cost and unamortized debt discount totaling $1.6 million. See Note 8.
The increase in non-operating expense was offset primarily by higher currency exchange gains associated with the re-measurement of intra-company balances, and derivative foreign currency forward contracts, which are recorded in other, net.

Income Taxes

	For the Year Ended December 31,		Change
	2015	2014	Dollars	Percent
(in millions)
Income tax expense	$26.1	$2.6	$23.5	903.8%
Effective income tax rate	23.7%	3.0%
Income tax for the year ended December 31, 2015, is primarily related to changes in the mix of geographical pre-tax earnings from current operations taxed at various rates, partially offset by a $3.4 million decrease in the reserve for uncertain tax positions related to our non-Singapore operations.
The income tax expense for the year ended December 31, 2014 was primarily the result of the $62.7 million of tax expense associated with a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $7.5 million increase to the reserve for uncertain tax positions related to taxable income adjustments attributable to non-U.S. operations, and taxes imposed on certain profitable operations in various non-U.S. jurisdictions. This expense has been largely offset by the reduction of the valuation allowance of $86.9 million on certain deferred tax assets due to our ability to realize those benefits in the future.

Year Ended December 31, 2014, Compared to the Year Ended December 31, 2013

Net Sales

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Net sales to non-affiliates	$837.7	$911.5	$(73.8)	(8.1)%
Net sales to affiliates	2.4	9.1	(6.7)	(73.6)%
Net sales	$840.1	$920.6	$(80.5)	(8.7)%
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

Gross Profit

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Cost of goods sold	$761.1	$838.9	$(77.8)	(9.3)%
Gross profit	$79.0	$81.7	$(2.7)	(3.3)%
Gross margin (profit as a percentage of net sales)	9.4%	8.9%
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

Marketing and Administration

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Marketing and administration	$84.8	$105.1	$(20.3)	(19.3)%
As a percentage of net sales	10.1%	11.4%
Marketing and administration expenses decreased for the year ended December 31, 2014, compared to the prior year, primarily as a result of lower expenses that we have incurred as a stand-alone public company, in comparison to our historical combined financial statements prior to the IPO, which included expenses of SunEdison that were allocated to us for certain general corporate and administrative functions.

Research and Development

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Research and development	$34.8	$37.0	$(2.2)	(5.9)%
As a percentage of net sales	4.1%	4.0%
R&D for the year ended December 31, 2014 decreased compared to the prior year, primarily as a result of our decision to consolidate the semiconductor crystal operations, as announced in February 2014. This decrease was partially offset by increased spending to enhance our capabilities in advanced substrates and to broaden our product offerings.

Restructuring Reversals

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Restructuring reversals	$(22.9)	$(75.0)	$52.1	(69.5)%
We recorded net restructuring reversals for the year ended December 31, 2014 due to a $14.4 million favorable settlement of a polysilicon supply agreement that was negotiated in 2013, but settled during the first half of 2014, $12.0 million of severance reversals related to the sale of our Merano, Italy polysilicon and chlorosilanes facilities because the buyer assumed the severance liability for the affected employees, and $2.9 million of other net favorable revisions to our estimated restructuring liabilities. These restructuring reversals were partially offset by $3.9 million of restructuring expenses related to our plan to consolidate our semiconductor crystal operations that was announced in February 2014 and $2.5 million of severance expense related to the workforce reduction plan that was announced in December 2014.
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

Long-Lived Asset Impairment Charges

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Long-lived asset impairment charges	$59.4	$33.6	$25.8	76.8%
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

Non-Operating Expenses (Income)

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Interest expense	$9.2	$0.8	$8.4	1,050.0%
Interest income	(0.5)	(0.5)	—	—%
Interest, net - affiliates	(0.1)	(4.1)	4.0	(97.6)%
Other, net	(2.6)	(3.9)	1.3	(33.3)%
Total non-operating expenses (income)	$6.0	$(7.7)	$13.7	(177.9)%
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

Income Taxes

	For the Year Ended December 31,		Change
	2014	2013	Dollars	Percent
(in millions)
Income tax expense	$2.6	$44.0	$(41.4)	(94.1)%
Effective income tax rate	3.0%	389.4%
The income tax expense for the year ended December 31, 2014 was primarily the result of the $62.7 million of tax expense associated with a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $7.5 million increase to the reserve for uncertain tax positions related to taxable income adjustments attributable to non-U.S. operations, and taxes imposed on certain profitable operations in various non-U.S. jurisdictions. This expense has been largely offset by the reduction of the valuation allowance of $86.9 million on certain deferred tax assets due to our ability to realize those benefits in the future.
The 2013 income tax expense was primarily the result of the worldwide geographical mix of earnings from operations taxed at various rates.
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

LIQUIDITY AND CAPITAL RESOURCES

Our operations and other liquidity requirements were funded on a collective basis along with those of SunEdison’s solar energy business during all of the periods presented prior to our IPO. Prior to the IPO, we participated in SunEdison’s centralized cash management system, and generally all of our excess cash was transferred to SunEdison on a daily basis. Since May of 2014, we have been a stand-alone public company with our own treasury management policies and procedures.
We expect our primary sources of liquidity in the future to be cash on hand, cash generated from operations, borrowings under our senior secured revolving credit facility, and other short-term borrowings. Our principal uses of liquidity will be to fund our working capital needs, capital expenditures, and to service our outstanding indebtedness. We believe our liquidity will be sufficient to fund our operations for at least the next twelve months. Our ability to continue to fund these items may be affected by general economic, competitive, and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may need to reduce or delay our capital expenditures, sell assets, obtain additional debt or equity capital, or refinance all or a portion of our debt.

Cash and cash equivalents as of December 31, 2015 totaled $83.5 million, compared to $88.2 million as of December 31, 2014. Of our cash and cash equivalents as of December 31, 2015 and 2014, $62.2 million and $70.0 million, respectively, was held by our non-Singapore subsidiaries, a portion of which may be subject to repatriation tax effects. We believe that any repatriation tax effects would have minimal impact on future cash flows.
We are domiciled in Singapore. We plan non-Singapore remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after considering whether such remittances can be done in a tax-efficient manner. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.
We had $25.5 million of committed capital expenditures as of December 31, 2015. Capital expenditures in 2015 and committed capital expenditures for 2016 primarily relate to maintaining our manufacturing facilities, increasing our manufacturing capacity at certain locations, and expanding capability for our next generation products.
The table below sets forth our summary cash flow information for the years ended December 31, 2015, 2014, and 2013:

	For the Year Ended December 31,
	2015	2014	2013
(in millions)
Net cash provided by (used in):
Operating activities	$78.3	$(50.3)	$60.4
Investing activities	$(83.0)	$(92.7)	$(113.7)
Financing activities	$1.9	$193.2	$1.1

Net Cash Provided by (Used in) Operating Activities
Net cash provided by operating activities for the year ended December 31, 2015 was $78.3 million, which was attributable in part to our net loss of $136.7 million, adjusted for non-cash items including $111.5 million of depreciation and amortization, $60.7 million of long-lived asset impairment charges, $15.2 million of stock compensation expense, and $9.8 million for deferred income taxes. Uses of cash included an $8.0 million increase in accounts receivable, affiliate, a $4.1 million decrease in restructuring liabilities resulting from cash payments for severance and other restructuring related activities, and a $3.4 million increase in prepaid and other current assets. We generated cash from a $22.9 million decrease in accounts receivable, a $12.4 million increase in accounts payable, affiliate, and a $8.4 million decrease in inventory due to improved inventory management for the year ended December 31, 2015.
Net cash used in operating activities for the year ended December 31, 2014 was primarily related to a $53.7 million decrease in accounts payable, affiliates, primarily driven by the net payment of intercompany balances to SunEdison in connection with the IPO and related transactions ("Formation Transactions") and a $34.9 million decrease in restructuring liabilities resulting primarily from cash payments to settle supply contract obligations. Net cash used in operating activities was also attributable in part to our net loss of $91.0 million, adjusted for non-cash items including $116.0 million of depreciation and amortization, $59.4 million of long-lived asset impairment charges, a $26.6 million benefit from deferred taxes, and $11.3 million of stock compensation expense. We generated cash from a $7.3 million increase in accounts payable and accrued liabilities due to the timing of vendor payments.
Net cash provided by operating activities for the year ended December 31, 2013 was attributable in part to our net loss of $55.3 million adjusted for non-cash items, including $119.6 million of depreciation and amortization, $34.8 million of long-lived asset impairment charges, and $13.9 million of stock compensation expense. Uses of cash included a $83.9 million decrease in restructuring liabilities resulting primarily from cash payments to settle supply contract obligations and an $18.6 million decrease in accounts payable and accrued liabilities. Also included in the uses of cash is a decrease of $80.3 million in accounts receivable, affiliate driven primarily by a favorable settlement of the polysilicon supply agreement we had with a SunEdison subsidiary, which resulted in $62.9 million of restructuring reversals in 2013. The impact of the favorable settlement is reflected in the “amounts due from affiliates” in the combined statement of cash flows. We generated cash from a $100.8 million increase in accounts payable, affiliate attributable to timing of intercompany payments to SunEdison determined by our operational needs and a $29.6 million decrease in accounts receivable primarily attributable to improved collections of customer receivables.

Net Cash Used in Investing Activities
Notes redeemable from SunEdison are reflected as investing activities in the historical combined cash flow statements.

Net cash used in investing activities for the year ended December 31, 2015 consisted primarily of $106.3 million of capital expenditures. Cash used for investing activities also included $9.1 million in disbursements made for notes receivable related to the sale of the Merano, Italy polysilicon and chlorosilanes facilities that were sold in December 2014. During the third quarter of 2015, we generated cash by entering into a definitive agreement to sell an approximately 9% interest in SMP for $35.0 million to SunEdison. The sale closed in March 2016. Net cash used in investing activities for the year ended December 31, 2014 consisted primarily of $94.4 million of capital expenditures, partially offset by a $3.0 million decrease in notes receivable, affiliate. Net cash used in investing activities for the year ended December 31, 2013 consisted of capital expenditures of $101.0 million to further the advancement of our next generation products and a $12.7 million increase in notes receivable, affiliate.

Net Cash Provided by Financing Activities
Borrowings from SunEdison are reflected as financing activities in the historical combined cash flow statements.
Net cash provided by financing activities for the year ended December 31, 2015 consisted primarily of $38.5 million of proceeds from long-term debt related to the Korean Term Loans (discussed and defined below) and $7.6 million of proceeds from short-term borrowings. The proceeds are offset by $42.0 million in principal payments, which includes the prepayment on the Term Facility (discussed and defined below), and $0.7 million in principal payments on short-term borrowings. Net cash provided by financing activities for the year ended December 31, 2014 consisted of $210.0 million of proceeds from long term debt borrowings and $186.3 million in net proceeds from the issuance of ordinary shares as part of our IPO. These cash inflows were offset by a $179.4 million reduction in net parent investment through contributions by us to SunEdison primarily related to the full repayment of the intercompany notes payable of $215.2 million that resulted from the Formation Transactions, $12.1 million in payments of financing and debt issuance costs related to the Credit Facility (discussed and defined below), and $11.6 million in principal payments on long term debt, including $10.6 million owed to a bank by our Japanese subsidiary and $1.0 million in principal payments on the Term Facility. Net cash provided by financing activities for the year ended December 31, 2013 primarily consisted of $4.0 million of net parent investment contributions from SunEdison offset, in part, by $2.9 million of principal payments on our long term debt.

Senior Secured Credit Facility
The Company and its direct subsidiary, SunEdison Semiconductor B.V. ("SSBV" or the “Borrower”), entered into a credit agreement on May 27, 2014 and subsequently amended on December 29, 2015 as discussed below ("Amendment of and Prepayment under Credit Agreement"), with Goldman Sachs Bank USA, as administrative agent, sole lead arranger, and sole syndication agent, and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the “Credit Facility”). The Credit Facility provided for: (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the “Term Facility”); and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the “Revolving Facility”). Under the Revolving Facility, the Borrower may obtain (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million, and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The Term Facility has a five-year term, ending May 27, 2019, and the Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the Term Facility was drawn on May 27, 2014. As of December 31, 2015, no amounts were outstanding under the Revolving Facility, but $4.3 million of third party letters of credit were outstanding, which reduced the available borrowing capacity by a like amount. The original principal amount of the Term Facility must be repaid in quarterly installments of $525,000 beginning September 30, 2014 with the remaining balance paid at maturity. The principal amount repayment schedule was adjusted proportionately after the prepayment discussed below.
The Term Facility was issued at a discount of 1.00%, or $2.1 million, which is amortized as an increase in interest expense over the term of the Term Facility.
The Borrower’s obligations under the Credit Facility are guaranteed by the Company and certain of its direct and indirect subsidiaries. The Borrower’s obligations and the guaranty obligations of the Company and its subsidiaries are secured by first-priority liens on and security interests in certain present and future assets of the Company, the Borrower, and the subsidiary guarantors, including pledges of the capital stock of certain of the Company’s subsidiaries.
Borrowings under the Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest will be paid quarterly in arrears, and at the maturity date of each facility for loans bearing interest with reference to the base rate. Interest will be paid on the last day of selected interest periods (which will be one, three and six months), and at the maturity date of each facility for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum will be payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances. See Note 8.

The Credit Facility contains customary representations, covenants, and events of default typical for credit arrangements of comparable size, including our maintenance of a consolidated leverage ratio of not greater than 2.5 to 1.0 for the quarters ending after September 30, 2015. The Credit Facility also contains customary material adverse effects and cross-default clauses. The cross-default clause is applicable to defaults on other indebtedness in excess of $30.0 million. We were in compliance with all covenants of the Credit Facility as of December 31, 2015.

MKC Financing
Effective December 30, 2015, MEMC Korea Company, Ltd. ("MKC") entered into term loan agreements for an aggregate principal amount of 50 billion South Korean Won ("KRW") with three banks as follows (the "MKC Financing"): (i) Shinhan Bank - term loan with a principal amount of KRW 20 billion at an interest rate equal to the average 91-day CD rate plus 2.10% (the “Shinhan Term Loan”), (ii) Hana Bank - term loan with a principal amount of KRW 20 billion at an interest rate equal to the average 91-day CD rate plus 2.13% (the “Hana Term Loan”), and (iii) Korea Development Bank - term loan with a principal amount of KRW 10 billion at an interest rate of the average 91-day CD rate plus 2.18% (the “KDB Term Loan” and, together with the Shinhan Term Loan and the Hana Term Loan, collectively, the “Korean Term Loans”). As of December 31, 2015, KRW 5 billion of the KDB Term Loan remained unfunded and was funded in January 2016.
Each of the Korean Term Loans has a term of 36 months and is secured by a mortgage of MKC’s real property and equipment. In addition, the Hana Term Loan is secured by a pledge of MKC funds on deposit at Hana Bank in the amount of KRW 3.1 billion. The proceeds of the Korean Term Loans were used to make a prepayment of the outstanding principal of the Term Facility, as outlined below.
Shinhan Bank, Hana Bank, and Korea Development Bank, and their respective affiliates, in certain instances have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for the Company and its affiliates for which they have received, or will receive, customary fees and expenses.

Amendment of and Prepayment under Credit Agreement
Concurrent with the MKC Financing, the Company and SSBV, entered into the First Amendment to Credit Agreement (the “First Amendment”), by and among the Borrower, the Company, the other guarantors party thereto, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (in such capacity, the “Administrative Agent”), thereby amending the Credit Agreement, dated as of May 27, 2014 (as amended, the "Credit Agreement"). On December 29, 2015, the Company and the Borrower executed and delivered the First Amendment, which is dated as of December 22, 2015 and, pursuant to its terms, became effective on December 29, 2015.
The First Amendment provides, in part, for the termination, release and discharge of all the obligations of MKC (a subsidiary of the Borrower and formerly a guarantor under the Credit Facility) under the Credit Facility and other loan documents and the release of the Administrative Agent’s liens on MKC’s assets and the equity interests in MKC. In connection with such release, certain covenants were added to the Credit Facility with respect to MKC, including (i) a requirement that the Borrower cause MKC to utilize a portion of any cash available for distribution to pay an annual dividend to the Borrower or one of our other subsidiaries, (ii) limits on our rights to make future investments in MKC, as well as our ability to settle historical trade balances, and to maintain future intercompany trade balances owed between MKC and the Company and its other subsidiaries, and (iii) restrictions on MKC’s incurrence of future indebtedness.
In connection with the First Amendment, the Borrower made a $40 million prepayment of the outstanding principal under the Term Facility (the “Prepayment”) and, in accordance with the term of the Credit Agreement also paid a 1% call premium with the proceeds of the MKC Financing. The Prepayment was completed by the Borrower on December 30, 2015. The Borrower will be obligated to make two additional prepayments, each in an amount of $5 million, on the dates that are 10 months and 13 months after the effective date of the First Amendment (October 31, 2016 and January 31, 2017, respectively). Also, as part of the First Amendment, the lenders’ aggregate commitment under the Borrower’s Revolving Facility was reduced from $50 million to $40 million.

Other Financing Arrangements
In addition to the borrowing capacity under the $40 million Revolving Facility, we have committed financing arrangements of $30.9 million at December 31, 2015. There is $6.6 million in short-term borrowings outstanding under these committed financing arrangements as of December 31, 2015, that bear variable interest rates of between 2% to 3%. In addition to the $6.6 million outstanding, $8.7 million is unavailable because it relates to the issuance of third party letters of credit and bank guarantees, which is excluded from the definition of indebtedness under the Credit Facility. Interest rates are negotiated at the time of the borrowings.

Contractual Obligations and Commitments

Our contractual obligations as of December 31, 2015, except as otherwise noted, were as follows:

	Payments due by period
Contractual obligations	Total	2016	2017	2018-2020	After 2020
Dollars in millions
Long-term debt (1)	$205.4	$6.7	$6.7	$192.0	$—
Operating leases	11.5	6.5	2.2	2.8	—
Purchase obligations (2)	100.2	63.6	9.9	16.6	10.1
Post-employment liabilities (3)	69.7	—	—	—	—
Other long-term liabilities (4)	5.6	5.6	—	—	—
Customer deposits (5)	6.6	5.5	1.1	—	—
Total contractual obligations	$399.0	$87.9	$19.9	$211.4	$10.1

(1)	Amounts exclude interest. See Note 8 to the consolidated financial statements.

(2)
Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on us, including minimum quantities at fixed prices to be purchased and outstanding purchases for goods or services as of December 31, 2015.

(3)
Post-employment liabilities include pension, health and welfare benefits, and other post-employment benefits. Other than pensions, post-employment liabilities are paid as incurred and, accordingly, specific future years’ payments are not reasonably estimable. Funding projections beyond the next 12 months as of December 31, 2015 are not practical to estimate due to the rules affecting tax-deductible contributions and the impacts from plan asset performance, interest rates, and potential U.S. and international legislation.

(4)
$5.6 million of unrecognized tax benefits were included as a component of other long-term liabilities as of December 31, 2015. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

(5)	Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.
The contractual commitments shown above, except for our debt obligations, post-employment liabilities, uncertain tax positions, and customer deposits, are not recorded on our consolidated balance sheet.
We have agreed to indemnify some of our customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2015.
Our pension expense and pension liability are actuarially determined. See “Critical Accounting Policies and Estimates”. Effective January 2, 2002, the U.S. defined benefit plan was amended to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants were added to that plan. Effective January 1, 2012, the U.S. defined benefit pension plan was amended to freeze the accumulation of new benefits for all participants. This change did not have a material impact on our historical combined financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We have made our best estimates of certain amounts included in the consolidated financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Factors we consider in arriving at our critical accounting estimates include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely such change may have a material impact. Our significant accounting policies and estimates are more fully described in Note 2.

Use of Estimates

We use estimates and assumptions in preparing our consolidated financial statements that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, impairments, leases, inventory valuation, accrued liabilities, restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes, and asset recoverability, including allowances, and certain other items. These estimates and assumptions are based on current facts, historical experience, and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue, costs, and other expenses that are not readily apparent from other sources. Our future results of operations would be affected to the extent there are material differences between these estimates and actual results.

Revenue Recognition
Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. Title passes, in the case of consignment orders, when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title transfers.

Expense Allocations
Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metric, headcount, or the number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the periods prior to our IPO or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Allowance for Doubtful Accounts
We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers, and historical experience. The balance of our allowance for doubtful accounts was $2.4 million and $3.1 million as of December 31, 2015 and 2014, respectively.
The activity in the allowance for doubtful accounts is summarized as follows:

	December 31, 2015	December 31, 2014
In millions
Balance, beginning of year	$3.1	$4.1
Benefit	(0.5)	(0.4)
Write-offs, credits, and adjustments	(0.2)	(0.6)
Balance, end of year	$2.4	$3.1

Inventories
Inventories consist of raw materials, labor, and manufacturing overhead, and are valued at the lower of cost and net realizable value. Fixed overhead is allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of goods sold in the period in which it is incurred. Raw materials and supplies are generally stated at weighted-average cost, and goods in process and finished goods inventories are stated at standard cost, as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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
Depreciation and amortization expense for the years ended December 31, 2015, 2014, and 2013 was $111.5 million, $116.0 million, and $119.6 million, respectively.

Impairment of Property, Plant, and Equipment
We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges of $60.7 million, $59.4 million, and $33.6 million in 2015, 2014, and 2013, respectively. See Notes 4 and 6 for additional discussion on the impairment charges on long-lived assets.

Derivative Financial Instruments and Hedging Activities
We utilize currency forward contracts to mitigate financial market risks of fluctuations in currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. All derivative instruments are recorded in the consolidated balance sheet at fair value. We have not designated any derivatives as hedge accounting. Derivatives not designated as hedge accounting and used to hedge balance sheet items not denominated in U.S. dollars are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. See Note 13.

Income Taxes
SunEdison filed consolidated income tax returns in the U.S. which included us for the tax year 2013 and for purposes of the historical combined financial statements presented herein, our taxes for annual periods prior to our IPO are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We are domiciled in Singapore. During 2015, we filed our initial U.S. and Singapore tax returns for 2014 and continue to report our 2015 results based on the filing methods we established as a separate company. We also record income taxes for non-Singapore jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us for annual periods prior to our IPO in a manner that is systematic, rational and consistent with the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to these "carve-out" tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

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
We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require the payment of cash within the next 12 months. The accrual of interest begins during the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
We plan non-Singapore remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after considering whether such remittances can be done in a tax-efficient manner. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.
We have made our best estimates of certain income tax amounts included in the consolidated financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely it is that such change may have a material impact.
Our historical business consists of the combined operations of certain entities formerly owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure has changed, but no retrospective changes have been made to our historical financial statements presented herein.

Pension and Post-Employment Benefit Plan Liabilities
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

Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the interest rate used to discount plan liabilities, the rate of compensation increase, and the expected return on plan assets, to estimate our costs and obligations. If these assumptions do not materialize as expected, the expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on our pension plans’ asset mix at year-end. While the expected rate of return on the U.S. pension plan assets in 2015 and 2014 was 5.1% and 8.5%, respectively, the actual return on pension plan assets in 2015 and 2014 was (0.9)% and 4.6%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond yield information. Assuming a 100 basis point increase in the assumed discount rate, our 2015 pension expense would have been $0.2 million higher. Assuming a 100 basis point decrease in this assumption, our 2015 pension expense would have been $0.3 million lower.
In 2015, we changed the interest rate method used to discount the Company’s estimated U.S. defined benefit pension plan liability. Historically, we used a discount rate that considers an average return of all highly-rated (Standard and Poor's AA-rated) bonds during the period. Our new discount rate methodology uses the top-quartile rate of return within that AA rating category. We have made this change to more accurately reflect the assumptions underlying our U.S. defined benefit pension plan's asset portfolio, future obligations, and our overall investment strategy. We have accounted for this change as a change in estimate and, accordingly, have accounted for it prospectively on December 31, 2015. The discount rate that we used to measure the U.S. defined benefit pension plan liability at December 31, 2015 was 3.94%. The discount rate that we would have used under our prior estimation technique was 3.80%. The reduction in the projected benefit obligation at December 31, 2015 associated with this change in estimate was $2.1 million.
The Company has also elected to change the method it uses to estimate the interest cost components of net periodic pension expense. Historically, the Company had used a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning on January 1, 2016, the Company will utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The Company will make this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest cost. This change does not affect the measurement of the Company’s total benefit obligations. The Company will account for this change as a change in estimate and, accordingly, will recognize its effect prospectively beginning in 2016.

Stock-Based Compensation
Our consolidated and combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation, as well as stock-based compensation expense for our stock. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Compensation costs for ratable awards are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated by taking into consideration the historical experience of SunEdison during the preceding ten years.
The assumptions used are routinely examined in estimating the fair value of employee options granted. It was determined as part of this assessment, that the historical stock price volatility of guideline companies are appropriate indicators of expected volatility and expected term since we did not have our own stock trading history prior to our IPO. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options.

Translation of Non-U.S. Currencies
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
Adjustments related to the currency translation process are presented in accumulated other comprehensive (loss) income in equity.

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

Fair Value Measurements
Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from independent sources. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

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
We maintain various financial instruments recorded at cost in the December 31, 2015 and 2014 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•
Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities are valued at cost, which approximates fair value because of the short maturity period; and

•
The fair value of long-term debt is based on the amount of future cash flows associated with each debt instrument discounted at a current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2, or Level 3 financial instruments during the periods ended December 31, 2015 and 2014. See Note 4 for fixed asset impairment fair value disclosures, Note 8 for debt fair value disclosure, Note 12 for pension and other post-employment benefit plan asset fair value disclosures, and Note 13 for derivative fair value disclosures.

Accounting Standards Updates
The FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, in May 2014, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in generally accepted accounting principles in the U.S. ("U.S. GAAP") when it becomes effective. The effective date of the new standard, as amended, is effective for us on January 1, 2018. Early application is permitted for fiscal years beginning after December 15, 2016 and interim periods within those years. The standard permits the use of either the retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, but do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption of ASU 2014-09.

The FASB issued ASU No. 2015-03 and ASU No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30), in April and August 2015, respectively, which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt, consistent with debt discounts or premiums. The SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The new standard is effective for us on January 1, 2016. Early application is permitted. We have adopted this standard as of December 31, 2015 which did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other Internal Use Software (Subtopic 350-40), in April 2015, which amended the guidance on internal use software to clarify how customers in cloud computing arrangements should determine whether an arrangement includes a software license and eliminates the current requirement that entities analogize to the leases standard when determining the asset acquired in an arrangement to license software for internal use. Instead, entities will account for these arrangements as licenses of intangible assets. The new standard is effective for us on January 1, 2016. Early application is permitted. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.
The FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires entities to measure most inventory "at the lower of cost and net realizable value", thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new standard is effective for us on January 1, 2017. ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We have adopted this standard as of December 31, 2015 and its adoption did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, entities will recognize the measurement-period adjustment during the reporting period in which the adjustment amount is determined. The new standard is effective for us on January 1, 2016. The amendments should be applied prospectively with earlier application permitted for any interim and annual financial statements that have not yet been made available for issuance. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.
The FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The new standard is effective for us on January 1, 2016, with early adoption permitted. As of December 31, 2015, we adopted this standard prospectively, which did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases, including operating leases, on the balance sheet. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The lessor accounting is largely unchanged under the new guidance. The new standard is effective for us on January 1, 2019, with early adoption permitted. The standard should be applied retrospectively, with elective reliefs, which requires application of the new guidance for all periods presented. We have not fully evaluated the impact of this standard but do anticipate it will have a material impact on our consolidated financial statements and related disclosures related to our current operating leases.

MARKET RISK

Our market risk is mainly related to currency exchange and interest rate risk.
The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in currency exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

We utilize currency forward contracts to mitigate financial market risks of fluctuations in currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. Gains and losses on non-U.S. currency exposures are generally offset in part by corresponding losses and gains on the related hedging instruments, reducing our net exposure. A substantial portion of our net sales and capital spending is transacted in the U.S. dollar. However, we do enter into transactions in other currencies, primarily Japanese yen, the new Taiwan dollar, South Korean Won, euro, and Malaysian ringgit. We have established transaction-based hedging programs to protect against reductions in the value and volatility of future cash flows caused by changes in currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect our volume of sales or our non-U.S. currency sales price as competitors’ products become more or less price competitive. However, we do not enter into speculative currency hedges to protect against pricing risk exposures. Our currency forward contracts had net notional amounts of $115.7 million and $65.1 million as of December 31, 2015 and 2014, respectively, and were accounted for as economic hedges, for which hedge accounting was not applied. The net fair values of these currency forward contracts were amounts payable to the counterparty of $0.1 million and $0.7 million as of December 31, 2015 and 2014, respectively. Based on our overall currency rate exposures as of December 31, 2015, including the derivative financial instruments intended to hedge nonfunctional currency-denominated cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected to have a material effect on our financial position, results of operations, and cash flows over the next fiscal year. See “Critical Accounting Policies and Estimates” for additional information.
Our long-term debt portfolio consists of variable rate debt instruments. In connection with our IPO and related transactions, the Company and its direct subsidiary, SunEdison Semiconductor B.V., entered into senior secured credit facilities with a syndicate of banks providing for (i) a three-year $50.0 million senior secured revolving credit facility and (ii) a fully-drawn five-year $210.0 million senior secured term loan, issued at a 1% discount. On December 29, 2015, the Company and SSBV entered into the First Amendment to Credit Agreement which included a $40 million prepayment of the outstanding principal of the $210.0 million senior secured term loan and a reduction of the lenders' aggregate commitment under the Borrower’s revolving credit facility from $50 million to $40 million. There were no borrowings outstanding under the senior secured revolving credit facility at December 31, 2015. Borrowings under the senior secured credit facilities bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted euro currency rate plus 5.50% per annum.
In connection with the First Amendment, effective December 30, 2015, MKC entered into three-year term loan agreements with a syndicate of banks for an aggregate principal amount of KRW 50 billion at a weighted-average rate equal to the average 91-day CD rate plus 2.13%.
Interest rate changes for variable rate debt, generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. Holding other variables constant (such as foreign exchange rates and debt levels), a one percent point change in interest rates would have increased our current year interest expense by $2.1 million.
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

Controls and Procedures.

Evaluation of Disclosure Controls and Procedures
We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, we believe that the material weakness in our accounting for income taxes noted below has been fully remediated, and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
As of December 31, 2015, management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on management’s assessment utilizing these criteria, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Changes in Internal Control Over Financial Reporting
As previously disclosed in Part II Item 9A in our Annual Report on Form 10-K for the year ended December 31, 2014, management concluded that there was a material weakness in our internal control over financial reporting related to accounting for income taxes. Remedial actions were implemented to address this material weakness, including improving processes and communications around non-routine or complex significant transactions, evaluating their effects on deferred tax assets and liabilities, supplementing our tax accounting staff with additional internal and external resources, and improving the documentation and review of our income tax accounting, presentation, and related disclosures. These corrective activities have now been in place long enough to provide sufficient assurance to support the conclusion that the above identified material weakness has been fully remediated as of December 31, 2015.
Other than the above, there have been no changes in SunEdison Semiconductor's internal control over financial reporting during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, SunEdison Semiconductor's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
SunEdison Semiconductor Limited:

We have audited the accompanying consolidated balance sheets of SunEdison Semiconductor Limited and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunEdison Semiconductor Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for deferred income taxes in 2015 due to the adoption of FASB ASU 2015-17, Balance Sheet Classification of Deferred Taxes.

/s/ KPMG LLP

St. Louis, Missouri
March 8, 2016

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31,
	2015	2014	2013
In millions, except per share data
Net sales to non-affiliates	$776.7	$837.7	$911.5
Net sales to affiliates	0.8	2.4	9.1
Cost of goods sold	700.4	761.1	838.9
Gross profit	77.1	79.0	81.7
Operating expenses (income):
Marketing and administration	81.3	84.8	105.1
Research and development	30.2	34.8	37.0
Restructuring charges (reversals) (see Note 4)	6.8	(22.9)	(75.0)
Loss on sale / receipt of property, plant, and equipment (see Note 6)	—	4.7	—
Long-lived asset impairment charges (see Note 4)	60.7	59.4	33.6
Operating loss	(101.9)	(81.8)	(19.0)
Non-operating expenses (income):
Interest expense	18.2	9.2	0.8
Interest income	(0.4)	(0.5)	(0.5)
Interest, net - affiliates	—	(0.1)	(4.1)
Other, net	(9.8)	(2.6)	(3.9)
Total non-operating expenses (income)	8.0	6.0	(7.7)
Loss before income tax expense	(109.9)	(87.8)	(11.3)
Income tax expense	26.1	2.6	44.0
Loss before equity in loss of equity method investments	(136.0)	(90.4)	(55.3)
Equity in loss of equity method investments, net of tax	(0.7)	(0.6)	—
Net loss	(136.7)	(91.0)	(55.3)
Net loss (income) attributable to noncontrolling interests	—	0.8	(2.4)
Net loss attributable to SunEdison Semiconductor Limited shareholders	$(136.7)	$(90.2)	$(57.7)
Basic loss per share (see Note 10)	$(3.28)	$(2.17)	$(1.39)
Diluted loss per share (see Note 10)	$(3.28)	$(2.17)	$(1.39)
See accompanying notes to the consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Comprehensive Loss

	For the Year Ended December 31,
	2015	2014	2013
In millions
Net loss	$(136.7)	$(91.0)	$(55.3)
Other comprehensive loss, net of tax:
Net currency translation adjustment	(38.2)	(40.7)	(45.3)
Loss on available-for-sale securities	—	—	(0.2)
Amortization of net actuarial loss (gain) and prior service cost (credit), net of $1.3 tax expense, $0.3 tax benefit, and $0.8 tax benefit for 2015, 2014, and 2013	7.4	(30.8)	33.4
Other comprehensive loss, net of tax	(30.8)	(71.5)	(12.1)
Total comprehensive loss	(167.5)	(162.5)	(67.4)
Net loss (income) attributable to noncontrolling interests	—	0.8	(2.4)
Net currency translation adjustment attributable to noncontrolling interests	—	0.5	(2.9)
Comprehensive loss attributable to SunEdison Semiconductor Limited shareholders	$(167.5)	$(161.2)	$(72.7)
See accompanying notes to the consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2015	2014
In millions
Assets
Current assets:
Cash and cash equivalents	$83.5	$88.2
Accounts receivable, affiliate	—	4.3
Accounts receivable, less allowance for doubtful accounts of $2.4 and $3.1, respectively	85.8	98.6
Inventories	109.3	122.1
Deferred tax asset	—	27.3
Prepaid and other current assets	31.2	28.3
Total current assets	309.8	368.8
Property, plant, and equipment, net of accumulated depreciation of $773.0 and $788.3, respectively	530.8	598.8
Investments	121.9	130.6
Other assets	86.5	77.6
Total assets	$1,049.0	$1,175.8

Liabilities and Shareholders' Equity
Current liabilities:
Current portion, long-term debt	$6.7	$2.1
Short-term borrowings	6.6	—
Accounts payable, affiliate	—	9.4
Accounts payable	116.5	94.6
Deposit for investment distribution	35.0	—
Accrued liabilities	46.4	57.6
Accrued wages and salaries	21.1	23.6
Restructuring liabilities	9.1	14.0
Total current liabilities	241.4	201.3
Long-term debt, less current portion	191.9	196.6
Pension and post-employment liabilities	51.9	54.7
Restructuring liabilities	3.5	3.9
Other liabilities	22.2	27.8
Total liabilities	510.9	484.3

Shareholders' equity:
Ordinary shares, no par value, 42.0 and 41.5 outstanding, respectively	957.2	943.1
Accumulated deficit	(215.4)	(78.7)
Accumulated other comprehensive loss	(204.9)	(174.1)
Total SunEdison Semiconductor Limited shareholders' equity	536.9	690.3
Noncontrolling interests	1.2	1.2
Total shareholders' equity	538.1	691.5
Total liabilities and shareholders' equity	$1,049.0	$1,175.8
See accompanying notes to the consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2015	2014	2013
In millions
Cash flows from operating activities:
Net loss	$(136.7)	$(91.0)	$(55.3)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	111.5	116.0	119.6
Long-lived asset impairment charges	60.7	59.4	34.8
Loss on sale / receipt of property, plant, and equipment	—	4.7	—
Stock-based compensation	15.2	11.3	13.9
Provision for deferred taxes (benefit)	9.8	(26.6)	20.8
Other	(3.6)	(2.3)	(15.6)
Changes in assets and liabilities:
Accounts receivable	22.9	(1.6)	29.6
Inventories	8.4	(3.4)	(1.4)
Accounts receivable, affiliate	(8.0)	(2.3)	(80.3)
Accounts payable, affiliate	12.4	(53.7)	100.8
Prepaid and other current assets	(3.4)	(6.4)	(2.4)
Accounts payable and accrued liabilities	(0.4)	7.3	(18.6)
Income taxes payable	0.4	(8.0)	(0.5)
Pension and post-employment liabilities	4.6	(4.7)	(2.1)
Restructuring liabilities	(4.1)	(34.9)	(83.9)
Other	(11.4)	(14.1)	1.0
Net cash provided by (used in) operating activities	78.3	(50.3)	60.4
Cash flows from investing activities:
Capital expenditures	(106.3)	(94.4)	(101.0)
Notes receivable from affiliates	—	3.0	(12.7)
Disbursements made for notes receivable	(9.1)	—	—
Proceeds from deposit for investment distribution	35.0	—	—
Other	(2.6)	(1.3)	—
Net cash used in investing activities	(83.0)	(92.7)	(113.7)
Cash flows from financing activities:
Principal payments on long-term debt	(42.0)	(11.6)	(2.9)
Proceeds from long-term debt	38.5	210.0	—
Change in ordinary shares	(1.1)	—	—
Net principal payments on short-term borrowings	(0.7)	—	—
Proceeds from short-term borrowings	7.6	—	—
Deferred financing costs and original issuance discount	(0.4)	(12.1)	—
Net parent investment	—	(179.4)	4.0
Proceeds from issuance of ordinary shares	—	186.3	—
Net cash provided by financing activities	1.9	193.2	1.1
Effect of exchange rate changes on cash and cash equivalents	(1.9)	(2.8)	(10.2)
Net (decrease) increase in cash and cash equivalents	(4.7)	47.4	(62.4)
Cash and cash equivalents at beginning of period	88.2	40.8	103.2
Cash and cash equivalents at end of period	$83.5	$88.2	$40.8
Supplemental disclosures of cash flow information:
Interest paid, net of amount capitalized	$12.0	$6.9	$0.8
Income taxes paid, net	$13.3	$21.6	$21.6
Supplemental schedule of non-cash investing and financing activities:
Accounts payable relieved for acquisition of fixed assets	$0.2	$(3.2)	$(6.3)
See accompanying notes to the consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Consolidated Statements of Equity

	Ordinary Shares		Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total SunEdison Semiconductor Limited Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
In millions
Balance at December 31, 2012	—	$—	$870.3	$—	$(95.2)	$775.1	$38.9	$814.0
Net (loss) income	—	—	(57.7)	—	—	(57.7)	2.4	(55.3)
Other comprehensive (loss) income	—	—	—	—	(15.0)	(15.0)	2.9	(12.1)
Net transfers to SunEdison	—	—	(35.4)	—	—	(35.4)	—	(35.4)
Balance at December 31, 2013	—	—	777.2	—	(110.2)	667.0	44.2	711.2
Net loss	—	—	(11.5)	(78.7)	—	(90.2)	(0.8)	(91.0)
Formation transactions - recapitalization	41.5	935.2	(935.2)	—	—	—	(41.7)	(41.7)
Stock compensation expense	—	7.9	—	—	—	7.9	—	7.9
Other comprehensive loss	—	—	—	—	(71.0)	(71.0)	(0.5)	(71.5)
Net transfers from SunEdison	—	—	169.5	—	7.1	176.6	—	176.6
Balance at December 31, 2014	41.5	943.1	—	(78.7)	(174.1)	690.3	1.2	691.5
Net loss	—	—	—	(136.7)	—	(136.7)	—	(136.7)
Stock plans, net	0.5	14.1	—	—	—	14.1	—	14.1
Other comprehensive loss	—	—	—	—	(30.8)	(30.8)	—	(30.8)
Balance at December 31, 2015	42.0	$957.2	$—	$(215.4)	$(204.9)	$536.9	$1.2	$538.1
See accompanying notes to the consolidated financial statements.

SunEdison Semiconductor Limited and Subsidiaries
Notes to the Consolidated Financial Statements

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
The Company historically consisted of the consolidated operations of certain entities formerly wholly-owned by SunEdison, Inc. (“SunEdison” and formerly known as MEMC), as discussed in the basis of presentation below. Following the completion of a series of transactions undertaken to transfer ownership of its semiconductor materials business (the "Formation Transactions"), SunEdison sold a minority interest in SunEdison Semiconductor through an initial public offering (the "IPO") of our ordinary shares, which closed on May 28, 2014 and resulted in the creation of SunEdison Semiconductor Limited (prior to the IPO, SunEdison Semiconductor Pte. Ltd.), a stand-alone public company.
As of and after the closing of a secondary offering on July 1, 2015, in which SunEdison sold all of its shares in the Company, transactions with SunEdison are no longer considered related party transactions. Historical affiliate amounts and transactions are shown on the consolidated financial statements for the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, and as of December 31, 2014.

Basis of Presentation
We operated as a business segment of SunEdison prior to our IPO. The combined financial statements for the annual period ending December 31, 2013 were derived from the consolidated financial statements and accounting records of SunEdison and included allocations for direct costs and indirect costs attributable to the operations of the semiconductor materials business of SunEdison. Our consolidated financial statements for the years ended December 31, 2015 and 2014 were prepared following the Formation Transactions and our IPO.
SunEdison maintains a number of stock-based compensation and benefit programs at the corporate level. Our employees participate in those programs and as such, our audited combined financial statements included allocated expenses associated with those programs. Our audited consolidated balance sheets as of December 31, 2015 and 2014 do not include any SunEdison outstanding equity related to the stock-based compensation programs. Both our audited consolidated balance sheets as of December 31, 2015 and 2014 include net pension and postretirement benefit plan obligations in the United States ("U.S.") and certain non-U.S. locations that are our direct obligation because substantially all of SunEdison's legacy pension and other post-employment benefit plans relate solely to us. See Notes 9 and 12 for further description of the stock-based compensation and post-employment benefit programs.
We generated a portion of our net sales from sales to SunEdison subsidiaries. Prior to the closing of the secondary offering on July 1, 2015, these sales were reflected in a separate line item in our consolidated and combined statements of operations, net sales to affiliates. Normal operating activities with affiliates are reflected as amounts due from affiliates and amounts due to affiliates within operating activities in the consolidated and combined statements of cash flows. Prior to our IPO, our financial statements reflected cash transferred to and from SunEdison as notes receivable from affiliates and borrowings from affiliates in the combined statements of cash flows. See Note 16 for a further description of related party transactions.
Earnings per share data have been retroactively applied for the year ended December 31, 2013 because we did not operate as a separate legal entity with our own capital structure prior to our IPO.
Our historical combined financial statements include general corporate expenses of SunEdison that were allocated to us for certain functions, including communications, corporate administration, finance, accounting, treasury, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metric, headcount, or the number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for the period presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the period prior to our IPO or of the costs we will incur in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
We use estimates and assumptions in preparing our consolidated financial statements that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, impairments, leases, inventory valuation, accrued liabilities, restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes, and asset recoverability, including allowances, and certain other items. These estimates and assumptions are based on current facts, historical experience, and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue, costs, and other expenses that are not readily apparent from other sources. Our future results of operations would be affected to the extent there are material differences between these estimates and actual results.

Reclassifications
Certain amounts in prior periods have been reclassified to conform with the presentation adopted in the current period.

Principles of Consolidation and Combination
We record noncontrolling interests for non-wholly owned subsidiaries included in our consolidated and combined financial statements. Noncontrolling interests in the consolidated balance sheets were $1.2 million as of December 31, 2015 and 2014. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition
Revenue is recognized for wafer and other product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. Title passes, in the case of consignment orders, when the customer pulls the product from the assigned storage facility or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer’s specifications before the product is shipped. We consider international shipping term definitions in our determination of when title transfers.

Expense Allocations
Our historical combined financial statements include expenses of SunEdison that were allocated to us for certain functions, including general corporate expenses related to communications, corporate administration, finance, legal, information technology, human resources, compliance, employee benefits and incentives, operations, research and development, and stock compensation. These expenses were allocated in our historical results of operations on the basis of direct usage, where identifiable, with the remainder primarily allocated on the basis of revenue or other related sales metric, headcount, or the number of our manufacturing plants. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as a stand-alone public company during the periods prior to our IPO or of the costs we will incur in the future. No significant restructuring or impairment charges were included in these allocations from SunEdison.

Operating Leases
We enter into lease agreements for a variety of business purposes, including office and manufacturing space, manufacturing equipment, and computer and other office equipment. A portion of these are noncancellable operating leases. See Note 14 for our operating lease obligations.

Shipping and Handling
Costs to ship products to customers are included in marketing and administration expense in the consolidated and combined statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Costs to ship products to customers were $14.7 million, $17.7 million, and $18.2 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Cash and Cash Equivalents
Cash and cash equivalents consist of all cash balances, time deposits, and money market funds with original maturity periods of three months or less when purchased.

Allowance for Doubtful Accounts
We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers, and historical experience. The balance of our allowance for doubtful accounts was $2.4 million and $3.1 million as of December 31, 2015 and 2014, respectively.
The activity in the allowance for doubtful accounts is summarized as follows:

	December 31, 2015	December 31, 2014
In millions
Balance, beginning of year	$3.1	$4.1
Benefit	(0.5)	(0.4)
Write-offs, credits, and adjustments	(0.2)	(0.6)
Balance, end of year	$2.4	$3.1

Inventories
Inventories consist of raw materials, labor, and manufacturing overhead, and are valued at the lower of cost and net realizable value. Fixed overhead is allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of goods sold in the period in which it is incurred. Raw materials and supplies are generally stated at weighted-average cost, and goods in process and finished goods inventories are stated at standard cost, as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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
Depreciation and amortization expense for the years ended December 31, 2015, 2014, and 2013 was $111.5 million, $116.0 million, and $119.6 million, respectively.

Impairment of Property, Plant, and Equipment
We periodically assess long-lived assets/asset groups for impairment when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the asset is written down to its estimated fair value, which is typically calculated using: (i) quoted market prices, including appraisals or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded asset impairment charges of $60.7 million, $59.4 million, and $33.6 million in 2015, 2014, and 2013, respectively. See Notes 4 and 6 for additional discussion on the impairment charges on long-lived assets.

Equity Method Investments

We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses and other comprehensive income (losses) of the investee based on our ownership percentage. We review our equity method investments periodically for indicators of impairment.

Intangible Assets
Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is calculated as the excess of the carrying amount over the fair value of those assets. The unamortized balance of our intangible assets was $3.1 million and $4.0 million as of December 31, 2015 and 2014, respectively.

Derivative Financial Instruments and Hedging Activities
We utilize currency forward contracts to mitigate financial market risks of fluctuations in currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. All derivative instruments are recorded in the consolidated balance sheet at fair value. We have not designated any derivatives as hedge accounting. Derivatives not designated as hedge accounting and used to hedge balance sheet items not denominated in U.S. dollars are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. See Note 13.

Income Taxes
SunEdison filed consolidated income tax returns in the U.S. which included us for the tax year 2013 and for purposes of the historical combined financial statements presented herein, our taxes for annual periods prior to our IPO are computed and reported using a “separate return” method, or as though we filed a separate return for jurisdictions in which its operations are included in consolidated returns filed by SunEdison. We are domiciled in Singapore. During 2015, we filed our initial U.S. and Singapore tax returns for 2014 and continue to report our 2015 results based on the filing methods we established as a separate company. We also record income taxes for non-Singapore jurisdictions in which any of our consolidated subsidiaries files separate returns. Income taxes as presented herein allocate current and deferred income taxes of SunEdison to us for annual periods prior to our IPO in a manner that is systematic, rational and consistent with the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 (“ASC 740”), Accounting for Income Taxes. The sum of the amounts allocated to these "carve-out" tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.
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

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require the payment of cash within the next 12 months. The accrual of interest begins during the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our accrued income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our accrued tax liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.
We plan non-Singapore remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, after considering whether such remittances can be done in a tax-efficient manner. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.
We have made our best estimates of certain income tax amounts included in the consolidated financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely it is that such change may have a material impact.
Our historical business consists of the combined operations of certain entities formerly owned by SunEdison, which is incorporated in the State of Delaware. We have historically been included in SunEdison’s consolidated U.S. federal income tax return and our income taxes are computed and reported under the “separate return” method. In connection with the Formation Transactions, our tax structure has changed, but no retrospective changes have been made to our historical financial statements presented herein.

Pension and Post-Employment Benefit Plan Liabilities
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
Our pension and other post-employment liabilities are determined using various actuarial assumptions, including the interest rate used to discount plan liabilities, the rate of compensation increase, and the expected return on plan assets, to estimate our costs and obligations. If these assumptions do not materialize as expected, the expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on our pension plans’ asset mix at year-end. While the expected rate of return on the U.S. pension plan assets in 2015 and 2014 was 5.1% and 8.5%, respectively, the actual return on pension plan assets in 2015 and 2014 was (0.9)% and 4.6%, respectively. We consult with the plans’ actuaries to determine a discount rate assumption that reflects the characteristics of these plans, including expected cash outflows from the plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond yield information. Assuming a 100 basis point increase in the assumed discount rate, our 2015 pension expense would have been $0.2 million higher. Assuming a 100 basis point decrease in this assumption, our 2015 pension expense would have been $0.3 million lower.

In 2015, we changed the interest rate method used to discount the Company’s estimated U.S. defined benefit pension plan liability. Historically, we used a discount rate that considers an average return of all highly-rated (Standard and Poor's AA-rated) bonds during the period. Our new discount rate methodology uses the top-quartile rate of return within that AA rating category. We have made this change to more accurately reflect the assumptions underlying our U.S. defined benefit pension plan's asset portfolio, future obligations, and our overall investment strategy. We have accounted for this change as a change in estimate and, accordingly, have accounted for it prospectively on December 31, 2015. The discount rate that we used to measure the U.S. defined benefit pension plan liability at December 31, 2015 was 3.94%. The discount rate that we would have used under our prior estimation technique was 3.80%. The reduction in the projected benefit obligation at December 31, 2015 associated with this change in estimate was $2.1 million.
The Company has also elected to change the method it uses to estimate the interest cost components of net periodic pension expense. Historically, the Company had used a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning on January 1, 2016, the Company will utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The Company will make this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest cost. This change does not affect the measurement of the Company’s total benefit obligations. The Company will account for this change as a change in estimate and, accordingly, will recognize its effect prospectively beginning in 2016.

Stock-Based Compensation
Our consolidated and combined financial statements include certain expenses of SunEdison that were allocated to us for stock-based compensation, as well as stock-based compensation expense for our stock. Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. These compensation costs are recognized net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. Compensation costs for ratable awards are recognized for all grants on a straight-line basis over the requisite service period of the entire award. Forfeiture rates are estimated by taking into consideration the historical experience of SunEdison during the preceding ten years.
The assumptions used are routinely examined in estimating the fair value of employee options granted. It was determined as part of this assessment, that the historical stock price volatility of guideline companies are appropriate indicators of expected volatility and expected term since we did not have our own stock trading history prior to our IPO. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. The Black-Scholes option-pricing model is used to estimate the fair value of ratable and cliff vesting options.

Translation of Non-U.S. Currencies
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
Adjustments related to the currency translation process are presented in accumulated other comprehensive (loss) income in equity.

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

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from independent sources. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

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
We maintain various financial instruments recorded at cost in the December 31, 2015 and 2014 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

•
Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities are valued at cost, which approximates fair value because of the short maturity period; and

•
The fair value of long-term debt is based on the amount of future cash flows associated with each debt instrument discounted at a current estimated borrowing rate for similar debt instruments of comparable terms.

There were no transfers into or out of Level 1, Level 2, or Level 3 financial instruments during the periods ended December 31, 2015 and 2014. See Note 4 for fixed asset impairment fair value disclosures, Note 8 for debt fair value disclosure, Note 12 for pension and other post-employment benefit plan asset fair value disclosures, and Note 13 for derivative fair value disclosures.

Accounting Standards Updates
The FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, in May 2014, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in generally accepted accounting principles in the U.S. ("U.S. GAAP") when it becomes effective. The effective date of the new standard, as amended, is effective for us on January 1, 2018. Early application is permitted for fiscal years beginning after December 15, 2016 and interim periods within those years. The standard permits the use of either the retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, but do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption of ASU 2014-09.
The FASB issued ASU No. 2015-03 and ASU No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30), in April and August 2015, respectively, which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt, consistent with debt discounts or premiums. The SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The new standard is effective for us on January 1, 2016. Early application is permitted. We have adopted this standard as of December 31, 2015 which did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2015-05, Intangibles - Goodwill and Other Internal Use Software (Subtopic 350-40), in April 2015, which amended the guidance on internal use software to clarify how customers in cloud computing arrangements should determine whether an arrangement includes a software license and eliminates the current requirement that entities analogize to the leases standard when determining the asset acquired in an arrangement to license software for internal use. Instead, entities will account for these arrangements as licenses of intangible assets. The new standard is effective for us on January 1, 2016. Early application is permitted. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.

The FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires entities to measure most inventory "at the lower of cost and net realizable value", thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new standard is effective for us on January 1, 2017. ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We have adopted this standard as of December 31, 2015 and its adoption did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, entities will recognize the measurement-period adjustment during the reporting period in which the adjustment amount is determined. The new standard is effective for us on January 1, 2016. The amendments should be applied prospectively with earlier application permitted for any interim and annual financial statements that have not yet been made available for issuance. We have evaluated the impact of this standard and do not anticipate a material impact on our consolidated financial statements and related disclosures upon adoption.
The FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The new standard is effective for us on January 1, 2016, with early adoption permitted. As of December 31, 2015, we adopted this standard prospectively, which did not have a material impact on our consolidated financial statements and related disclosures.
The FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases, including operating leases, on the balance sheet. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The lessor accounting is largely unchanged under the new guidance. The new standard is effective for us on January 1, 2019, with early adoption permitted. The standard should be applied retrospectively, with elective reliefs, which requires application of the new guidance for all periods presented. We have not fully evaluated the impact of this standard but do anticipate it will have a material impact on our consolidated financial statements and related disclosures related to our current operating leases.

3. EQUITY FINANCING TRANSACTIONS

Initial Public Offering
We closed on an initial public offering of 7,200,000 ordinary shares, representing equity interests in the Company, at a price to the public of $13.00 per ordinary share on May 28, 2014. The Company received net proceeds of $85.9 million from the sale of the ordinary shares, after deducting underwriting discounts, commissions, structuring fees, and offering expenses of $7.7 million. The underwriters, following the IPO, exercised their over-allotment option to purchase an additional 1,080,000 ordinary shares at a price of $13.00 per ordinary share, providing additional net proceeds of $13.1 million, after deducting $0.9 million of underwriting discounts, commissions, and structuring fees.

Samsung Private Placements
Samsung Fine Chemicals Co., Ltd. ("Samsung Fine Chemicals") and Samsung Electronics Co., Ltd. ("Samsung Electronics") (together, the "Samsung Purchasers") purchased $93.6 million and $31.5 million, respectively, of our ordinary shares in separate private placements ("Samsung Private Placements") at a price per share equal to the public offering price of $13.00 per ordinary share. Samsung Fine Chemicals is a joint venture partner of ours and SunEdison Products Singapore Pte. Ltd., a subsidiary of SunEdison, in SMP Ltd. ("SMP"). Samsung Electronics is one of our customers and was our joint venture partner in MEMC Korea Company, Ltd. ("MKC"). Samsung Fine Chemicals made an aggregate cash investment in us of $93.6 million and, in a non-cash transaction, Samsung Electronics transferred to us its remaining 20% interest in MKC as consideration for the issuance of the ordinary shares. We realized net proceeds from the Samsung Fine Chemicals investment in us of $87.3 million after deducting underwriting discounts, commissions, structuring fees, and offering expenses of $6.3 million. These share purchases closed concurrently with the IPO. As a result of obtaining the 20% interest in MKC, we redeemed the noncontrolling interest in this entity and MKC is now a wholly-owned subsidiary of the Company. There was no gain or loss recognized in connection with these transactions.
The Company used the net proceeds from the IPO and the Samsung Private Placements, along with the proceeds of the $210.0 million term loan discussed in Note 8, to repay in full the intercompany notes payable of $215.2 million to a subsidiary of SunEdison that resulted from the Formation Transactions, and to repay existing bank indebtedness owed by the Company's Japanese subsidiary. The remainder of the proceeds from the term loan and the equity transactions outlined above was retained as cash on our balance sheet.

Secondary Offerings
On January 20, 2015, a secondary public offering of 17,250,000 of our ordinary shares by SunEdison, Samsung Fine Chemicals Co., Ltd., and Samsung Electronics Co., Ltd. was closed. We did not receive any of the proceeds from the sale of our ordinary shares in this offering. As a result of this offering, our former parent company, SunEdison, ceased to own more than 50% of our outstanding ordinary shares.
On July 1, 2015, a secondary public offering of 15,935,828 of our ordinary shares by SunEdison, Samsung Fine Chemicals Co., Ltd., and Samsung Electronics Co., Ltd. was closed. We did not receive any of the proceeds from the sale of our ordinary shares in this offering. In this offering, SunEdison, Samsung Fine Chemicals Co., Ltd., and Samsung Electronics Co., Ltd. sold all remaining shares of the Company that they held.

4. RESTRUCTURING ACTIVITIES

2015 Ipoh Plan
On July 30, 2015, the Board of Directors of the Company authorized the closure of our Ipoh, Malaysia facility ("2015 Ipoh Plan"), which produces 200 millimeter ("mm") semiconductor wafers. This action is being taken to consolidate the Company’s manufacturing footprint and is consistent with our continued efforts to improve operational efficiencies, maximize capacity utilization across the Company's geographic platforms, and lower costs. The consolidation will include the transitioning of 200mm wafering activities from our Ipoh facility to Novara, Italy and other operating facilities. This action will affect approximately 650 employees at the Ipoh facility and will be largely complete by the end of 2016. Charges related to the 2015 Ipoh Plan are included within restructuring charges (reversals) and long-lived impairment charges in the consolidated statements of operations.
Details of the 2015 expenses, cash payments, and expected costs incurred related to the 2015 Ipoh Plan are set out in the following table:

					As of December 31, 2015
In millions	Accrued January 1, 2015	Year-to-date Restructuring Charges	Cash Payments	Accrued December 31, 2015	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2015 Ipoh Plan
Severance and employee benefits	$—	$3.1	$(0.2)	$2.9	$3.1	$4.5
Contract termination	—	—	—	—	—	0.6
Other	—	—	—	—	—	7.7
Total	$—	$3.1	$(0.2)	$2.9	$3.1	$12.8
The decision to close the Ipoh facility triggered an interim impairment analysis, resulting in the recording of $56.7 million of long-lived asset impairment charges for the year ended December 31, 2015. The impairment charges included $36.9 million related to buildings, $16.0 million related to machinery and equipment, and $3.8 million related to our inventory of spare parts for machinery and equipment stores. These charges are recognized as long-lived asset impairment charges in our consolidated statements of operations. Impairment charges were measured based on the amount by which the carrying value of these assets exceeded their estimated fair value after consideration of their future cash flows using management's assumptions and an independent valuation report for the buildings (Level 3 assumptions).

2014 Consolidation of Crystal and Other Activities
We announced a plan to consolidate our crystal operations during the first quarter of 2014. The consolidation included transitioning small diameter crystal activities from our St. Peters, Missouri facility to other crystal facilities in South Korea, Taiwan, and Italy. The consolidation of crystal activities affected approximately 120 employees in St. Peters. Net restructuring charges of $1.9 million were recorded for the year ended December 31, 2015. Restructuring charges in the amount of $3.9 million were recorded for the year ended December 31, 2014, most of which was incurred during the first quarter of 2014. These charges are included within restructuring charges (reversals) in the consolidated statements of operations. We also recorded long-lived asset impairment charges of $4.0 million for the year ended December 31, 2015, recorded mostly in the fourth quarter, and $2.0 million for the year ended December 31, 2014, related to the consolidation of the semiconductor crystal operations.

We initiated the termination of certain employees as part of a workforce restructuring plan on December 18, 2014. The plan was designed to realign our workforce, improve profitability, and support new growth opportunities. The plan resulted in a total reduction of approximately 120 positions, a majority of which were employed outside of the U.S. This plan was substantially completed by December 31, 2015. We recorded restructuring charges of $2.1 million and $2.5 million for the years ended December 31, 2015 and 2014, respectively, in connection with this workforce restructuring.
Total cash payments related to the 2014 consolidation of crystal and other activities in 2015 and 2014 were $9.0 million and $0.4 million, respectively.

2011 Global Plan
The semiconductor industry experienced a downturn during the second half of 2011. In response, we committed to a series of actions in December 2011 to reduce our global workforce, right-size production capacity, and accelerate operating cost reductions in 2012 and beyond (the "2011 Global Plan") in order to better align our business to then-current and expected market conditions in the semiconductor market, as well as to improve our overall cost competitiveness and cash flows.
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
During the year ended December 31, 2013, $75.9 million of income was recorded within restructuring charges (reversals) in the combined statement of operations pertaining to the 2011 Global Plan, which primarily consisted of $62.9 million of income associated with the favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, with an offset to accounts receivable, affiliate in the combined balance sheet relating to the shuttering of our Merano, Italy polysilicon facility. The remaining income recorded within restructuring charges (reversals) relates to net reversals of costs due to settlements of certain obligations and changes in estimates pertaining to severance, offset by immaterial expenses related to various restructuring activities.
Management concluded an analysis in the fourth quarter of 2013 as to whether to restart the Merano, Italy polysilicon facility and determined that, based on developments and market conditions, restarting the facility was not aligned with our business strategy. Accordingly, we decided to indefinitely close that facility and the related chlorosilanes facility (together, the "facilities"). We recorded $33.6 million of non-cash impairment charges to write down these assets to their then-current estimated salvage value in the fourth quarter of 2013 as a result.

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
We recorded net restructuring reversals of $14.4 million for the year ended December 31, 2014, due primarily to a favorable settlement of a polysilicon supply agreement that was negotiated in 2013 with a subsidiary of SunEdison, but settled during the first half of 2014, and $12.0 million of severance reversals, as discussed below. The favorable settlement with a subsidiary of SunEdison was recorded within restructuring reversals in the consolidated statement of operations with an offset to accounts receivable, affiliate in the consolidated balance sheet, and thus is not reflected in the table above. This favorable settlement with a subsidiary of SunEdison is not reflected in the consolidated statement of cash flows as it was a non-cash transaction. Other revisions to our estimated restructuring liabilities included $2.6 million of net reversals which were recorded during the year ended December 31, 2014 due to actual results differing from our previous estimates.
We executed a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison during the second quarter of 2014. This settlement resulted in non-cash capital contributions in the form of intercompany debt forgiveness, which did not change the statement of operations, but increased shareholders' equity by $32.3 million. Because this is a non-cash transaction, the Company recorded a net increase in net parent investment of $32.3 million, which is not reflected in the consolidated statement of cash flows or the table above.
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
In December 2014, we closed the sale of the Merano, Italy facilities. The facilities were sold to a third party for 10.0 million euro ("EUR"). No cash payment was received at the date of closing and the purchase consideration will be paid to us over ten years. In connection with the sales transaction, we provided the buyer with loans totaling EUR 7.5 million which will be repaid over nine years. We accounted for this transaction in accordance with the deposit method of real estate accounting. We recognized a $4.7 million loss on sale of property, plant, and equipment for the year ended December 31, 2014 related to this sales transaction. As a result of the sales transaction, we have a variable interest in the newly-created entity that purchased the facilities. We are not the primary beneficiary because we do not have controlling financial interest in this variable interest entity (“VIE”) in 2015 or 2014 and have, therefore, not consolidated this VIE. The carrying amounts of the facilities’ assets and liabilities sold to the VIE were EUR 15.8 million and EUR 5.4 million, respectively, which are recorded in our consolidated balance sheet. Our maximum exposure to loss as a result of our involvement with the VIE is EUR 9.6 million, which is comprised of EUR 10.0 million purchase price receivable and the EUR 7.5 million loans to the extent we do not receive these funds in the future, less EUR 7.9 million in purchase obligation, environmental cleanup, and other liabilities assumed by the buyer which remains consolidated on our balance sheet in accordance with the deposit method of real estate accounting.

We also recorded $12.0 million of severance reversals related to the sale of the facilities because the buyer assumed legal responsibility for the affected employees' severance liabilities. The severance reversals are included within restructuring reversals in the consolidated statement of operations. This severance reversal is a non-cash settlement and the statement of cash flows is adjusted for this non-cash transaction. There has been no material changes to these amounts in 2015. Details of the 2015 expenses, cash payments, and expected costs incurred related to the 2011 Global Plan are set out in the following table:

						As of December 31, 2015
In millions	Accrued December 31, 2014	Year-to-date Restructuring Charges (Reversals)	Cash Payments	Currency	Accrued December 31, 2015	Cumulative Costs Incurred	Total Costs Expected to be Incurred
2011 Global Plan
Severance and employee benefits	$0.7	$0.6	$(0.5)	$(0.1)	$0.7	$22.9	$22.9
Contract termination	—	—	—	—	—	106.5	106.5
Other	11.5	(0.8)	(1.4)	(1.2)	8.1	36.8	36.8
Total	$12.2	$(0.2)	$(1.9)	$(1.3)	$8.8	$166.2	$166.2

5. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2015	2014
In millions
Raw materials and supplies	$33.3	$29.9
Goods in process	43.6	49.7
Finished goods	32.4	42.5
Total inventories	$109.3	$122.1
Included in the table above as of December 31, 2015, was $15.8 million of finished goods inventory held on consignment, compared to $20.1 million as of December 31, 2014.

6. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following:

	As of December 31,
	2015	2014
In millions
Land	$4.8	$5.1
Software	23.2	23.2
Buildings and improvements	136.3	188.3
Machinery and equipment	1,084.2	1,106.2
Subtotal	1,248.5	1,322.8
Less accumulated depreciation	(773.0)	(788.3)
	475.5	534.5
Construction in progress	55.3	64.3
Total property, plant, and equipment, net	$530.8	$598.8
We recorded asset impairment charges of $60.7 million for the year ended December 31, 2015, of which $56.7 million relates to our decision to close the Ipoh facility. See Note 4.

We recorded asset impairment charges of $59.4 million for the year ended December 31, 2014, of which $57.3 million relates to the assets at our Merano, Italy polysilicon and chlorosilanes facilities that were written-down in the third quarter to their estimated fair value based on purchase offers we received from potential buyers. As discussed in Note 4, the Merano, Italy polysilicon and chlorosilanes facilities were sold in the fourth quarter. We accounted for this transaction under the deposit method of real estate accounting. The remaining EUR 14.4 million of land, property, plant, and equipment related to the sale meet held for sale criteria and are included in property, plant, and equipment, net of accumulated depreciation in the consolidated balance sheet.
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

7. EQUITY METHOD INVESTMENT

We have an equity method investment in SMP that owns a polysilicon manufacturing facility in South Korea, which is currently in the initial stages of production. Our ownership interest decreased from 35.00% to 33.05% on June 12, 2015, from 33.05% to 30.51% on August 5, 2015, from 30.51% to 30.02% on October 6, 2015, and from 30.02% to 28.32% on February 5, 2016 as a result of capital calls by SMP in which we did not participate.
During the third quarter of 2015, we entered into a definitive agreement to sell approximately 30% of our SMP investment, representing approximately 9% of total SMP shares outstanding, for $35.0 million to SunEdison. We have received an advance payment of the $35.0 million, representing the purchase price, which is recorded as a deposit for investment distribution, within current liabilities, on our balance sheet. The sale closed in March 2016.
The SMP polysilicon manufacturing facility has experienced delays in ramping-up to reach full commercial capabilities. This has placed pressure on SMP's short-term working capital needs to overcome the construction delays. The existing equity holders of SMP may be requested to make additional capital investments to assist with financing SMP's short-term working capital needs and SMP's ability to service their debt obligations. If we do not make additional capital investments, our equity ownership percentage in SMP may be further reduced. Should SMP prove unable to reach full commercial capabilities or meet their financial obligations, an asset impairment could be indicated.
Summarized financial information for SMP as of and for the years ended December 31, 2015 and 2014 was as follows:

	December 31,	December 31,
	2015	2014
In millions
Revenue	$27.0	$—
Gross profit	7.6	—
Loss before income taxes	1.9	2.8
Net loss	1.9	2.8
Total current assets	47.0	34.6
Total noncurrent assets	830.4	782.9
Total current liabilities	212.6	201.2
Total noncurrent liabilities	264.0	249.1
Total equity	400.8	367.2

8. DEBT

Debt outstanding consists of the following:

	As of December 31, 2015			As of December 31, 2014
	Total Principal	Current Portion	Long-Term	Total Principal	Current Portion	Long-Term
In millions
Long-term debt	$198.6	$6.7	$191.9	$198.7	$2.1	196.6

Senior Secured Credit Facility
The Company and its direct subsidiary, SunEdison Semiconductor B.V. ("SSBV" or the "Borrower"), entered into a credit agreement on May 27, 2014 and subsequently amended on December 29, 2015 as discussed below ("Amendment of and Prepayment under Credit Agreement"), with Goldman Sachs Bank USA, as administrative agent, sole lead arranger, and sole syndication agent, and, together with Macquarie Capital (USA) Inc., as joint bookrunners, Citibank, N.A., as letter of credit issuer, and the lender parties thereto (the "Credit Facility"). The Credit Facility provided for: (i) a senior secured term loan facility in an aggregate principal amount up to $210.0 million (the "Term Facility"); and (ii) a senior secured revolving credit facility in an aggregate principal amount up to $50.0 million (the "Revolving Facility"). The Borrower may obtain, under the Revolving Facility, (i) letters of credit and bankers’ acceptances in an aggregate stated amount up to $15.0 million; and (ii) swing line loans in an aggregate principal amount up to $15.0 million. The Term Facility has a five-year term, ending May 27, 2019, and the Revolving Facility has a three-year term, ending May 27, 2017. The full amount of the Term Facility was drawn on May 27, 2014. No amounts were outstanding under the Revolving Facility as of December 31, 2015, but $4.3 million of third party letters of credit were outstanding which reduced the available borrowing capacity by a like amount. The original principal amount of the Term Facility must be repaid in quarterly installments of $525,000 beginning September 30, 2014, with the remaining balance paid at maturity. The principal amount repayment schedule was adjusted proportionately after the prepayment discussed below.
The Term Facility was issued at a discount of 1.00%, or $2.1 million, which is being amortized as an increase in interest expense over the term of the Term Facility. We incurred $10.2 million of financing fees related to the Credit Facility that have been capitalized and are being amortized over the term of the respective Term Facility and Revolving Facility. In connection with our adoption of ASU No. 2015-03, the capitalized financing fees are presented in the balance sheet as a direct deduction from the carrying amount of the Term Facility.
The Borrower’s obligations under the Credit Facility are guaranteed by the Company and certain of its direct and indirect subsidiaries. The Borrower’s obligations, and the guaranty obligations of the Company and its subsidiaries, are secured by first-priority liens on, and security interests in, certain present and future assets of the Company, the Borrower, and the subsidiary guarantors, including pledges of the capital stock of certain of the Company’s subsidiaries.
Borrowings under the Credit Facility bear interest (i) at a base rate plus 4.50% per annum or (ii) at a reserve-adjusted eurocurrency rate plus 5.50% per annum. The minimum eurocurrency base rate for the Term Facility shall at no time be less than 1.00% per annum. Interest is paid quarterly in arrears, and at the maturity date of each facility for loans bearing interest with reference to the base rate. Interest is paid on the last day of selected interest periods (which will be one, three, and six months), and at the maturity date of each facility for loans bearing interest with reference to the reserve-adjusted eurocurrency rate (and at the end of every three months, in the case of any interest period longer than three months). A fee equal to 5.50% per annum is payable by the Borrower, quarterly in arrears, in respect of the daily amount available to be drawn under outstanding letters of credit and bankers’ acceptances.
The Credit Facility contains customary representations, covenants, and events of default typical for credit arrangements of comparable size, including our maintenance of a consolidated leverage ratio of not greater than 2.5 to 1.0 for the quarters ending after September 30, 2015. The Credit Facility also contains customary material adverse effects and cross-default clauses. The cross-default clause is applicable to defaults on other indebtedness in excess of $30.0 million. We were in compliance with all covenants of the Credit Facility as of December 31, 2015.

MKC Financing
Effective December 30, 2015, MKC entered into term loan agreements for an aggregate principal amount of 50 billion South Korean Won ("KRW") with three banks as follows (the "MKC Financing"): (i) Shinhan Bank - term loan with a principal amount of KRW 20 billion at an interest rate equal to the average 91-day CD rate plus 2.10% (the "Shinhan Term Loan"), (ii) Hana Bank - term loan with a principal amount of KRW 20 billion at an interest rate equal to the average 91-day CD rate plus 2.13% (the "Hana Term Loan"), and (iii) Korea Development Bank - term loan with a principal amount of KRW 10 billion at an interest rate of the average 91-day CD rate plus 2.18% (the "KDB Term Loan" and, together with the Shinhan Term Loan and the Hana Term Loan, collectively, the "Korean Term Loans"). As of December 31, 2015, KRW 5 billion of the KDB Term Loan remained unfunded and was funded in January 2016.
Each of the Korean Term Loans has a term of 36 months and is secured by a mortgage of MKC’s real property and equipment. In addition, the Hana Term Loan is secured by a pledge of MKC funds on deposit at Hana Bank in the amount of KRW 3.1 billion. The proceeds of the Korean Term Loans were used to make a prepayment of the outstanding principal of the Term Facility, as outlined below.
Shinhan Bank, Hana Bank, and Korea Development Bank, and their respective affiliates, in certain instances have performed, and may in the future perform, various commercial banking, investment banking and other financial advisory services for the Company and its affiliates for which they have received, or will receive, customary fees and expenses.

Amendment of and Prepayment under Credit Agreement
Concurrent with the MKC Financing, the Company and SSBV, entered into the First Amendment to Credit Agreement, by and among the Borrower, the Company, the other guarantors party thereto, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, thereby amending the Credit Agreement, dated as of May 27, 2014 (as amended, the "Credit Agreement"). On December 29, 2015, the Company and the Borrower executed and delivered the First Amendment, which is dated as of December 22, 2015 and, pursuant to its terms, became effective on December 29, 2015.
The First Amendment provides, in part, for the termination, release and discharge of all the obligations of MKC (a subsidiary of the Borrower and formerly a guarantor under the Credit Facility) under the Credit Facility and other loan documents and the release of the Administrative Agent’s liens on MKC’s assets and the equity interests in MKC. In connection with such release, certain covenants were added to the Credit Facility with respect to MKC, including (i) a requirement that the Borrower cause MKC to utilize a portion of any cash available for distribution to pay an annual dividend to the Borrower or one of our other subsidiaries, (ii) limits on our rights to make future investments in MKC, as well as our ability to settle historical trade balances, and to maintain future intercompany trade balances owed between MKC and the Company and its other subsidiaries, and (iii) restrictions on MKC’s incurrence of future indebtedness.
In connection with the First Amendment, the Borrower made a $40 million prepayment of the outstanding principal under the Term Facility (the “Prepayment”) and, in accordance with the terms of the Credit Agreement also paid a 1% call premium with the proceeds of the MKC Financing. The Prepayment was completed by the Borrower on December 30, 2015. The Borrower will be obligated to make two additional prepayments, each in an amount of $5 million, on the dates that are 10 months and 13 months after the effective date of the First Amendment (October 31, 2016 and January 31, 2017, respectively). Also, as part of the First Amendment, the lenders’ aggregate commitment under the Borrower’s Revolving Facility was reduced from $50 million to $40 million.
As a result of the First Amendment, we recognized a loss on extinguishment of debt of $3.0 million for the year ended December 31, 2015, which was comprised of pre-payment premiums and other non-capitalizable costs totaling $1.4 million and the write off of unamortized deferred loan cost and unamortized debt discount totaling $1.6 million.

Other Financing Arrangements
In addition to the borrowing capacity under the $40 million Revolving Facility, we have committed financing arrangements of $30.9 million at December 31, 2015. There is $6.6 million in short-term borrowings outstanding under these committed financing arrangements as of December 31, 2015, that bear variable interest rates of between 2% to 3%. In addition to the $6.6 million outstanding, $8.7 million is unavailable because it relates to the issuance of third party letters of credit and bank guarantees, which is excluded from the definition of indebtedness under the Credit Facility. Interest rates are negotiated at the time of the borrowings.
The estimated fair value of our debt was $203.5 million and $200.6 million as of December 31, 2015 and 2014, respectively. Fair value of this debt is calculated using a discounted cash flow model (Level 2 assumptions) with consideration for our non-performance risk (Level 3 assumptions).

Maturities
The aggregate amounts of principal payments on long-term debt, excluding affiliate debt, after December 31, 2015 are as follows:

	2016	2017	2018	2019	2020	Total
In millions
Maturities of long-term debt	$6.7	$6.7	$40.1	$151.9	$—	$205.4

9. SHAREHOLDERS' EQUITY

Ordinary Shares

The Company and SunEdison agreed, effective concurrently with the secondary public offering on January 20, 2015, to replace 25% of the equity-based compensation awards relating to SunEdison stock that were unvested and held by our employees (including our non-US employees, subject to applicable local laws) with adjusted stock options and restricted stock units ("RSUs"), as applicable, for the Company’s ordinary shares, each of which generally preserved the value of the original awards. The balance of the awards (75%) will be maintained by SunEdison. The Company issued options to purchase an aggregate of 442,790 ordinary shares with a weighted-average exercise price of $5.19 per share and an aggregate of 170,115 RSUs, in each case based on applicable SunEdison equity awards outstanding, and the Company’s and SunEdison’s share prices, as of market close on January 20, 2015. Each of the foregoing replacement awards was issued pursuant to the SunEdison Semiconductor Limited 2014 Long-Term Incentive Plan. The remaining 75% of the unvested SunEdison options and RSUs, as well as all vested SunEdison options, will continue to vest in accordance with their terms, with employment by us to be deemed employment by SunEdison. We have included the stock-based compensation expense related to these awards granted to our employees in our consolidated financial statements.

Stock-Based Compensation
We have equity incentive plans that provide for the award of non-qualified stock options, performance shares, and RSUs to employees and non-employee directors. We filed a registration statement on Form S-8 on June 10, 2014 to register an aggregate of 11,000,000 ordinary shares reserved for issuance under the equity incentive plans we adopted in connection with the IPO. There were 5.7 million shares remaining available for future grant under these plans as of December 31, 2015.
Options to employees are generally granted upon hire and annually or semi-annually thereafter, usually with four-year ratable vesting. No option has a term of more than ten years. The exercise price of stock options granted equals the market price on the date of the grant.
The following table presents information regarding outstanding stock options as of December 31, 2015, and related changes during the year ended December 31, 2015:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life (years)
Outstanding at December 31, 2014	1,726,354	$15.77
Granted	1,419,497	15.40
Exercised	(62,492)	4.72
Forfeited	(150,745)	15.93
Expired	—	—
Outstanding at December 31, 2015	2,932,614	$15.83	$1.1	8.5
Options exercisable at December 31, 2015	698,040	$11.66	$0.9	7.6
The weighted-average assumptions, excluding the SunEdison equity awards exchanged for SunEdison Semiconductor equity awards as discussed above, are as follows:

2015
Risk-free interest rate	1.0%
Expected stock price volatility	26.3%
Expected term until exercise (years)	4
Expected dividends	0.0%
The weighted-average grant-date fair value per share of options granted was $5.95 for the year ended December 31, 2015. Total unrecognized compensation cost related to stock options of $10.5 million is expected to be recognized as of December 31, 2015 over a weighted-average period of three years.
Restricted stock units represent the right to receive a share of our stock at a designated time in the future, provided the stock unit is vested at the time. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a shareholder until such time as the underlying shares of stock are distributed. Restricted stock units granted to employees and non-employee directors usually have a four-year ratable vesting schedule, and certain grants are subject to performance conditions established at the time of grant.

The following table presents information regarding outstanding RSUs as of December 31, 2015, and related changes during the year ended December 31, 2015:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life (years)
Outstanding at December 31, 2014	1,561,412
Granted	839,787
Converted (Vested)	(470,451)
Forfeited	(115,791)
Outstanding at December 31, 2015	1,814,957	$14.2	1.7
Total unrecognized compensation cost related to restricted stock units of $26.4 million is expected to be recognized as of December 31, 2015 over a weighted-average period of approximately 2.9 years. The weighted-average fair value of restricted stock units on the date of grant was $17.53 for the year ended December 31, 2015.

Our Participation in SunEdison's Incentive Plans
SunEdison maintains a number of stock-based compensation programs at the corporate level. Our employees have historically participated in those programs and, as such, we were allocated expenses associated with those programs based on the actual number of stock-based compensation awards granted to our employees. Our consolidated balance sheets do not include any SunEdison outstanding equity related to the stock-based compensation programs. Our employees retained the rights to those equity awards following our IPO. As a result, we have included this stock-based compensation expense in our consolidated financial statements. Stock-based compensation expense of $3.4 million was reported as net parent investment on the combined statement of equity prior to the IPO.
Stock-based compensation expense for the years ended December 31, 2015, 2014, and 2013 was as follows:

	For the Year Ended December 31,
	2015	2014	2013
In millions
Cost of goods sold	$4.2	$3.6	$4.4
Marketing and administration	7.4	5.1	7.4
Research and development	3.6	2.6	2.1
Stock-based employee compensation	$15.2	$11.3	$13.9
The amount of stock-based compensation cost capitalized into inventory and fixed assets was not material for the years ended December 31, 2015, 2014, and 2013. Further, the recognition of excess tax benefits from share-based payment arrangements was not material for the years ended December 31, 2015, 2014, and 2013.

10. LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the number of weighted-average ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted-average ordinary shares outstanding and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares represent the incremental ordinary shares issuable for RSUs and stock option exercises. The Company calculates the dilutive effect of outstanding RSUs and stock options on loss per share by application of the treasury stock method.
The computations of basic and diluted loss per share assumes that the number of ordinary shares outstanding for the period prior to the closing of our IPO on May 28, 2014 was equal to the number of ordinary shares of SunEdison Semiconductor outstanding on May 28, 2014.

Basic and diluted loss per share for the years ended December 31, 2015, 2014, 2013 were calculated as follows:

	2015		2014		2013
In millions, except per share amounts	Basic	Diluted	Basic	Diluted	Basic	Diluted
EPS Numerator:
Net loss attributable to SunEdison Semiconductor Limited shareholders	$(136.7)	$(136.7)	$(90.2)	$(90.2)	$(57.7)	$(57.7)

EPS Denominator:
Weighted-average shares outstanding	41.7	41.7	41.5	41.5	41.5	41.5
Loss per share	$(3.28)	$(3.28)	$(2.17)	$(2.17)	$(1.39)	$(1.39)
The computations for diluted loss per share for the year ended December 31, 2015 excludes options to purchase approximately 2.9 million shares and 1.8 million RSUs because the effect would have been anti-dilutive. The computations for diluted loss per share for the year ended December 31, 2014 excludes options to purchase approximately 1.7 million shares and 1.6 million RSUs because the effect would have been anti-dilutive. No SunEdison Semiconductor options or RSUs were outstanding during the year ended December 31, 2013.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive (loss) income represents a measure of all changes in equity that result from recognized transactions and economic events other than transactions with owners in their capacity as owners. Other comprehensive (loss) income includes adjustments related to currency translation and pension and post-retirement related liabilities.
The following table presents the changes in each component of accumulated other comprehensive loss, net of tax:

	Year Ended December 31,
In millions	2015	2014	2013
Currency Translation Adjustments (1)
Beginning balance	$(116.5)	$(76.3)	$(28.1)
Other comprehensive loss before reclassifications	(38.2)	(40.2)	(48.2)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive loss	(38.2)	(40.2)	(48.2)
Balance at December 31	$(154.7)	$(116.5)	$(76.3)

Available-for-sale Securities
Beginning balance	$—	$—	$0.2
Other comprehensive loss before reclassifications	—	—	(0.2)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive loss	—	—	(0.2)
Balance at December 31	$—	$—	$—

Pension and Post-Retirement Benefit Plans
Beginning balance	$(57.6)	$(33.9)	$(67.3)
Other comprehensive loss before reclassifications	1.3	(30.7)	31.3
Amounts reclassified from accumulated other comprehensive loss (2)	6.1	(0.1)	2.1
Net other comprehensive income (loss)	7.4	(30.8)	33.4
Amount of accumulated other comprehensive income transferred from SunEdison (3)	—	7.1	—
Balance at December 31	$(50.2)	$(57.6)	$(33.9)

Accumulated other comprehensive loss at December 31	$(204.9)	$(174.1)	$(110.2)

(1)	Excludes currency translation adjustments related to noncontrolling interests. See the consolidated statements of comprehensive loss.

(2)	Amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2015 and 2014 included $5.4 million and $3.1 million in interim lump-sum pension settlement charges.

(3)	Amount represents the non-cash transfer of accumulated other comprehensive income from SunEdison as part of the IPO and related transactions.
The following table presents reclassifications from accumulated other comprehensive loss and the affected line in the consolidated statement of operations:

	Year Ended December 31,			Consolidated Statement of Operations
In millions	2015	2014	2013
Amortization of net actuarial (loss) gain and prior service (cost) credit	$(0.7)	$3.2	$(2.1)	Marketing and administration
Pension settlement charge	(2.3)	(1.1)	—	Cost of goods sold
Pension settlement charge	(1.9)	(2.0)	—	Marketing and administration
Pension settlement charge	(1.2)	—	—	Research and development
	$(6.1)	$0.1	$(2.1)

12. POST-EMPLOYMENT AND OTHER EMPLOYEE-RELATED LIABILITIES

Pension and Post-Employment Benefit Plans
We sponsor a defined benefit pension plan covering certain U.S. employees, and a non-qualified pension plan under the Employee Retirement Income Security Act of 1974. We also sponsor defined benefit pension plans for our eligible employees in Japan and Taiwan. The U.S. defined benefit plan covered most U.S. employees prior to January 2, 2002 when we ceased adding new participants to the plan and amended the plan to discontinue future benefit accruals for certain participants. Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen. The non-qualified pension plan provides pension benefits in addition to the benefits provided by the U.S. defined benefit pension plan. Eligibility for participation in this plan requires coverage under the U.S. defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.
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
Net periodic post-retirement benefit cost (income) consists of the following:

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2015	2014	2013	2015	2014	2013
In millions
Service cost	$0.9	$1.0	$1.0	$—	$—	$—
Interest cost	6.5	7.1	6.7	0.6	0.7	0.7
Expected return on plan assets	(8.3)	(14.5)	(13.7)	—	—	—
Amortization of prior service credit	—	—	—	(0.7)	(0.7)	(0.7)
Net actuarial loss (gain)	2.9	1.8	2.9	(0.3)	(1.2)	(0.1)
Settlement charges	5.4	3.1	—	—	—	—
Net periodic benefit cost (income)	$7.4	$(1.5)	$(3.1)	$(0.4)	$(1.2)	$(0.1)
Our pension plans experienced increased lump sum payment activity in 2015 and 2014 related to the 2014 reductions in force described in Note 4. This event triggered settlement accounting with the U.S. plan in both 2015 and 2014 because there were significant pension benefit obligations settled during these years. Settlement accounting was not triggered in 2013.

We use a measurement date of December 31 to determine pension and post-employment benefit measurements for the plans. Our pension and post-employment benefit cost (income) and obligations are actuarially determined, and we use various actuarial assumptions, including the interest rate used to discount the liabilities, the rate of compensation increase, and the expected return on plan assets to estimate our pension cost (income) and obligations. The following is a table of actuarial assumptions used to determine the net periodic benefit cost (income):

	Pension Plans			Health Care and Other Plans
Year ended December 31,	2015	2014	2013	2015	2014	2013
Weighted-average assumptions:
Discount rate	3.24%	3.80%	3.14%	3.58%	4.27%	3.38%
Expected return on plan assets	5.05%	8.39%	8.38%	NA	NA	NA
Rate of compensation increase (1)	0.51%	0.60%	0.44%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	7.30%	7.80%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	4.50%	4.50%	4.50%
Year the rate reaches ultimate trend rate	NA	NA	NA	2022	2022	2022

(1)	Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen.
We determine the expected return on plan assets based on our pension plans’ asset mix at year-end. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over the long-term considering year-end asset allocations. The expected return includes an inflation assumption and adds real returns based on the asset mix and a premium for active management, and subtracts expenses. While the expected rate of return on the U.S. pension plan assets in 2015 and 2014 was 5.1% and 8.5%, respectively, the actual return on our U.S. pension plan assets in 2015 and 2014 was (0.9)% and 4.6%, respectively.
We consult with the plans’ actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

	Pension Plans		Health Care and Other Plans
Year ended December 31,	2015	2014	2015	2014
In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$211.3	$197.0	$18.1	$17.1
Service cost	0.9	1.0	—	—
Interest cost	6.5	7.1	0.6	0.7
Plan participants’ contributions	—	—	0.4	0.4
Actuarial (gain) loss	(9.3)	25.9	1.4	1.1
Gross benefits paid	(9.9)	(9.3)	(1.6)	(1.2)
Settlements	(12.8)	(7.7)	—	—
Currency exchange gain	(0.8)	(2.7)	—	—
Benefit obligation at end of year	$185.9	$211.3	$18.9	$18.1
Change in plan assets:
Fair value of plan assets at beginning of year	$173.1	$181.2	$—	$—
Actual (loss) gain on plan assets	(1.2)	8.0	—	—
Employer contributions	1.5	1.0	1.2	0.8
Plan participants’ contributions	—	—	0.4	0.4
Settlements	(12.4)	(7.6)	—	—
Gross benefits paid	(9.9)	(9.3)	(1.6)	(1.2)
Currency exchange loss	(0.1)	(0.2)	—	—
Fair value of plan assets at end of year	$151.0	$173.1	$—	$—
Net amount recognized	$(34.9)	$(38.2)	$(18.9)	$(18.1)
Amounts recognized in statement of financial position:
Accrued liabilities, current	(0.6)	(0.5)	(1.3)	(1.1)
Pension and post-employment liabilities, noncurrent	(34.3)	(37.7)	(17.6)	(17.0)
Net amount recognized	$(34.9)	$(38.2)	$(18.9)	$(18.1)
Amounts recognized in accumulated other comprehensive loss (before tax):

	Pension Plans		Health Care and Other Plans
As of December 31,	2015	2014	2015	2014
In millions
Net actuarial loss (gain)	$75.0	$84.6	$(0.7)	$(2.3)
Prior service credit	—	—	(9.9)	(10.6)
Net amount recognized	$75.0	$84.6	$(10.6)	$(12.9)
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost (income) in 2016 are as follows:

	Pension Plans	Health Care and Other Plans
In millions
Actuarial loss	$2.7	$—
Prior service credit	—	(0.7)
Total	$2.7	$(0.7)

The following is a table of the actuarial assumptions used to determine the benefit obligations of our pension and other post-employment plans:

	Pension Plans		Health Care and Other Plans
As of December 31,	2015	2014	2015	2014
Weighted-average assumptions:
Discount rate	3.55%	3.24%	3.79%	3.58%
Rate of compensation increase (1)	0.56%	0.51%	3.75%	3.75%

(1)	Effective January 1, 2012, the accumulation of new benefits for all participants under the U.S. defined benefit pension plan was frozen.
The composition of our plans and age of our participants are such that, as of December 31, 2015 and 2014, the health care cost trend rate no longer has a significant effect on the valuation of our other post-employment benefits plans.
The investment objectives of our pension plan assets are as follows:

•	Preservation of capital through a broad diversification among asset classes which react as nearly as possible, independently to varying economic and market circumstances,

•	Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains,

•	To achieve a favorable relative return as compared with inflation,

•	To achieve an above average total rate of return relative to capital markets, and

•	To improve the funded status of the plans, thereby reducing risk and investing in a larger percentage of fixed income and liability hedging assets.
The pension plans are invested primarily in marketable securities, including common stocks, bonds, and interest-bearing deposits. The weighted-average allocation of our defined-benefit pension plan assets at year ended December 31 was as follows:

		Actual Allocation
Asset Category	2015 Target Allocation	2015	2014
Cash	—%	—%	—%
Equity securities	30%	25%	26%
Fixed income securities and group annuity contract	70%	75%	74%
Total	100%	100%	100%
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

Group Annuity Contract
This investment represents a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The group annuity contract is designed to provide safety of principal, liquidity, and a competitive rate of return. The fair value of the group annuity contract is estimated to be the contract value, which represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the arrangement. The crediting interest rate is reset quarterly to prevailing market rates, and the pension plan can make withdrawals from the group annuity contract subject to certain provisions and restrictions. These restrictions did not result in an impairment of value below contract value as of December 31, 2015 and 2014.

While we believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy, the investments held by pension plans at December 31, 2015. This table does not include $4.7 million in cash in accordance with the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
In millions
Equity mutual funds:
Large cap funds	$13.8	$—	$—	$13.8
Mid cap funds	3.3	—	—	3.3
Small cap funds	3.1	—	—	3.1
International funds	11.4	—	—	11.4
Emerging market funds	4.6	—	—	4.6
Fixed income funds:
Investment grade bond funds	50.8	—	—	50.8
Corporate bond funds	3.1	—	—	3.1
Emerging market bond funds	2.1	—	—	2.1
Group annuity contract	—	—	54.0	54.0
Total assets at fair value	$92.2	$—	$54.0	$146.2
The following table sets forth by Level within the fair value hierarchy, the investments held by the pension plans at December 31, 2014. This table does not include $3.6 million in cash and $0.9 million in pending trade transactions in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
In millions
Equity mutual funds:
Large cap funds	$15.6	$—	$—	$15.6
Mid cap funds	3.7	—	—	3.7
Small cap funds	3.8	—	—	3.8
International funds	13.6	—	—	13.6
Emerging market funds	6.7	—	—	6.7
Fixed income funds:
Investment grade bond funds	58.7	—	—	58.7
Corporate bond funds	3.7	—	—	3.7
Emerging market bond funds	2.4	—	—	2.4
Group annuity contract	—	—	60.4	60.4
Total assets at fair value	$108.2	$—	$60.4	$168.6

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2015 and 2014.

	Year Ended
	December 31, 2015	December 31, 2014
In millions
Balance, beginning of year	$60.4	$50.4
Purchases	0.1	14.9
Sales	(7.6)	(6.2)
Interest credit during the year	1.1	1.3
Balance, end of year	$54.0	$60.4
The Plans had no transfers between Levels 1, 2, and 3 for the years ended December 31, 2015 and 2014.
Our pension obligations are funded in accordance with provisions of applicable laws. The U.S pension plans were underfunded by $7.0 million and $10.0 million as of December 31, 2015 and 2014, respectively. Our non-U.S. pension plans and other post-retirement benefit plans were underfunded by $46.8 million and $46.4 million as of December 31, 2015 and 2014, respectively. The accumulated benefit obligation for the U.S. pension plans was $154.0 million and the fair value of plan assets was $147.0 million as of December 31, 2015.
The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2015 and 2014 were as follows:

	Pension Plans
	2015	2014
In millions
Projected benefit obligation, end of year	$185.9	$211.3
Accumulated benefit obligation, end of year	175.7	200.0
Fair value of plan assets, end of year	151.0	173.1
We expect contributions to our pension and post-employment plans in 2016 to be approximately $1.0 million and $1.4 million, respectively. We estimate that the future benefits payable for the pension and other post-retirement plans by year are as follows:

	Pension Plans	Health Care and Other Plans
In millions
2016	$16.3	$1.4
2017	13.0	1.3
2018	12.7	1.3
2019	12.2	1.3
2020	11.8	1.2
2021-2025	59.2	6.1

Defined Contribution Plans
We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Costs recorded in our consolidated statements of operations under these plans, including allocated costs prior to our IPO, totaled $3.4 million for 2015 and $3.9 million for 2014.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and South Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $15.9 million at December 31, 2015 and $18.0 million at December 31, 2014, and is included in other long-term liabilities and accrued liabilities on our consolidated balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

13. DERIVATIVES AND HEDGING INSTRUMENTS

SunEdison Semiconductor's derivatives and hedging activities consist of:

			Assets (Liabilities) Fair Value
			As of December 31,
In millions	Balance Sheet Classification		2015	2014
Derivatives not designated as hedging:
Currency forward contracts (1)	Prepaid and other current assets		$0.5	$0.2
Currency forward contracts (1)	Accrued liabilities		$(0.6)	$(0.9)
(1) Currency forward contracts are recorded on the consolidated balance sheet at fair value using Level 1 inputs.

		Losses
		Year Ended December 31,
In millions	Statement of Operations Classification	2015	2014	2013
Derivatives not designated as hedging:
Currency forward contracts	Other, net	$3.7	$2.0	$14.3
We utilize currency forward contracts to mitigate the financial market risks of fluctuations in currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. Gains and losses on non-U.S. currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to the Company. A substantial portion of our revenue and capital spending is transacted in the US dollar. However, we do enter into transactions in other currencies, primarily Japanese yen, the new Taiwan dollar, South Korean Won, euro, and Malaysian ringgit. We have established transaction-based hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of currency exchange rate movements. We may have outstanding contracts with several major financial institutions for these hedging transactions at any point in time. Our maximum risk of credit loss is limited to any gain on our outstanding contracts with these institutions. These currency forward contracts had net notional amounts of $115.7 million and $65.1 million as of December 31, 2015 and 2014, respectively, and are accounted for as economic hedges, for which hedge accounting is not applied.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases
We lease buildings, equipment and automobiles under operating leases. Rental expense was $8.2 million, $9.0 million, and $7.2 million for the years ended December 31, 2015, 2014, and 2013, respectively. The total future commitments under operating leases as of December 31, 2015 were $11.5 million, of which $10.5 million is noncancellable. Our operating lease obligations as of December 31, 2015 were as follows:

	Payments Due By Period
	Total	2016	2017	2018	2019	2020	Thereafter
In millions
Operating leases	$11.5	$6.5	$2.2	$1.5	$1.3	$—	$—

Purchase Obligations and Commitments
In connection with the sale of the Merano, Italy facilities in December 2014 as discussed in Note 4, we signed a long-term supply contract with the buyer to purchase certain committed quantities of products totaling EUR 26 million through 2024. Expected future purchase commitments pertaining to this long-term supply contract are included in the following table.
Our unconditional purchase obligations with terms greater than one year as of December 31, 2015 were as follows:

	Payments Due By Period
	Total	2016	2017	2018	2019	2020	Thereafter
In millions
Unconditional purchase obligations	$48.1	$11.6	$9.9	$6.1	$5.5	$4.9	$10.1

Indemnification
We have agreed to indemnify some of our semiconductor customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2015 and 2014.

Legal Proceedings
We are involved in various legal proceedings, claims, investigations, and other legal matters which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows, or results of operations.

15. INCOME TAXES

We were historically included in SunEdison's consolidated U.S. federal income tax return as discussed in Note 2 "Summary of Significant Accounting Policies". Our income taxes are computed and reported herein under the “separate return” method for 2013. Use of the separate return method may result in differences when the sum of the amounts allocated to "carve-out" tax provisions are compared with amounts presented in SunEdison's consolidated financial statements. The related deferred tax assets and liabilities in that event, could be significantly different from those presented herein. Furthermore, certain tax attributes (i.e., net operating loss carryforwards) that were actually reflected in SunEdison's consolidated financial statements may or may not exist at the "carve-out" level.
The net (loss) income before income tax expense consists of the following:

	For the year ended December 31,
	2015	2014	2013
In millions
Singapore	$(73.7)	$(63.7)	$—
U.S. Federal and State	(29.4)	(23.5)	(126.5)
Other	(6.8)	(0.6)	115.2
Total	$(109.9)	$(87.8)	$(11.3)

Income tax expense (benefit) consists of the following:

	Current	Deferred	Total
In millions
Year ended December 31, 2015:
Singapore	$1.8	$—	$1.8
U.S. Federal and State	2.6	—	2.6
Other	12.3	9.4	21.7
Total	$16.7	$9.4	$26.1
Year ended December 31, 2014:
Singapore	$9.7	$—	$9.7
U.S. Federal and State	0.8	—	0.8
Other	18.8	(26.7)	(7.9)
Total	$29.3	$(26.7)	$2.6
Year ended December 31, 2013:
U.S. Federal	$1.6	$15.2	$16.8
U.S. State	1.3	(0.1)	1.2
Non-U.S.	17.8	8.2	26.0
Total	$20.7	$23.3	$44.0

Effective Tax Rate
Income tax expense (benefit) for 2015, 2014, and 2013 differed from the amounts computed by applying the Singapore income tax rate of 17% to loss before income taxes and noncontrolling interests as follows:

	For the year ended December 31,
	2015	2014	2013
Income tax at statutory rate	(17.0)%	(17.0)%	(17.0)%
Increase (reduction) in income taxes:
Effect of international operations (1)	5.2	75.3	377.4
Non-U.S. incentives	(0.3)	(0.4)	(19.5)
Tax authority positions, net	(3.0)	8.5	—
Valuation allowance	11.1	(62.4)	48.2
Restructuring	23.5	—	—
Other, net	4.2	(1.0)	0.3
Effective tax expense rate	23.7%	3.0%	389.4%

(1)
The Company determines the adjustment for taxes on international operations based on the difference between the statutory tax rate applicable to earnings in each non-U.S. jurisdiction and the enacted rate of 17%, 17%, and 17% at December 31, 2015, 2014, and 2013, respectively.

The 2015 net tax expense is primarily the result of the geographical pre-tax earnings from current operations taxed at various rates, changes in valuation allowances, and a net decrease to the reserve for uncertain tax positions. The income tax expense for the year ended December 31, 2014 was primarily the result of the $62.7 million of tax expense associated with a favorable settlement of a polysilicon supply agreement with a subsidiary of SunEdison, a $7.5 million increase to the reserve for uncertain tax positions related to taxable income adjustments attributable to non-U.S. operations, and taxes imposed on certain profitable operations in various non-U.S. jurisdictions. This expense has been largely offset by the reduction of the valuation allowance of $86.9 million on certain deferred tax assets due to our ability to realize those benefits in the future. The 2013 net expense is primarily the result of the geographical mix of earnings from operations taxed at various rates.
Our Taiwan subsidiary has been granted a concessionary tax rate of zero percent on all qualifying income for periods of up to five years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2015, 2014, and 2013 of $0.3 million, $0.4 million, and $2.2 million, respectively. The income tax rate for qualifying income under the incentive programs will be taxed at an incentive tax rate lower than the corporate tax rate. The Company is in compliance with the qualifying conditions of the tax incentives. The last of these incentives will expire in 2017.

SunEdison's U.S. operations are currently under examination by the IRS for the 2011 and 2012 tax years. We do not believe the finalization of this exam will result in any material adjustments to our tax positions. We also have statutes open for examination by certain international tax jurisdictions for tax years ranging between 2008 and 2014. We believe it is reasonably possible that examinations could be completed within the next twelve months and have recorded amounts in the financial statements that are reflective of the current status of open examinations.
We are domiciled in Singapore. Management has reviewed its repatriation policy during 2015 and 2014 with respect to our planned legal structure. Recognition of Singapore or local withholding taxes on undistributed non-Singapore earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. We plan non-Singapore remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our worldwide subsidiaries and operations, and after considering whether such remittances can be done in a tax-efficient manner. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. For the year ended December 31, 2013, management reviewed its policy for repatriation of all our subsidiaries in view of the restructuring announcement made in December 2011 and determined that the undistributed earnings of all our non-U.S. subsidiaries were not expected to be remitted to the U.S. in the foreseeable future.

Uncertain Tax Positions
A reconciliation of the beginning and ending balances of gross unrecognized tax benefits is as follows:

	For the year ended December 31,
	2015	2014
In millions
Beginning of year	$8.7	$1.4
Additions based on tax positions related to the current year	0.3	7.5
Reductions for tax positions of prior years	(3.4)	(0.2)
End of year	$5.6	$8.7
We had $5.6 million, $8.9 million, and $1.6 million as of December 31, 2015, 2014, and 2013, respectively, of unrecognized tax benefits, net of local deductions, associated with open tax years for which we are subject to audit in various U.S. federal, state, and non-U.S. jurisdictions. This also includes estimated interest and penalties. The change to the reserve for uncertain tax positions from December 31, 2014 to December 31, 2015 includes a net decrease of $3.4 million primarily related to the closure of a foreign tax examination and new information on positions previously taken for non-U.S. operations. All of our unrecognized tax benefits as of December 31, 2015 and 2014 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2008 through 2014 tax years. The Company recognized an immaterial amount in interest and penalties for the periods ended December 31, 2015, 2014, and 2013 and had $0.2 million accrued at December 31, 2014 for the payment of interest and penalties.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
	2015	2014
In millions
Deferred tax assets:
Inventories	$8.6	$4.8
Restructuring liabilities	15.4	5.2
Expense accruals	6.2	10.5
Property, plant, and equipment	—	7.0
Pension and other post-employment benefits	15.5	17.5
Net operating loss carryforwards	64.6	67.0
Tax credits	9.9	11.5
Intellectual property	6.2	—
Other	1.3	6.3
Total deferred tax assets	127.7	129.8
Valuation allowance	(92.2)	(81.8)
Net deferred tax assets	35.5	48.0
Deferred tax liabilities:
Property, plant, and equipment	(2.0)	—
Other	(3.2)	(5.0)
Total deferred tax liabilities	(5.2)	(5.0)
Net deferred tax assets	$30.3	$43.0
Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the consolidated balance sheet:

	As of December 31,
	2015	2014
In millions
Current deferred tax assets, net (recorded in deferred tax asset and accrued liabilities)	$—	$26.6
Non-current deferred tax assets, net (recorded in other assets and other liabilities)	30.3	16.4
Total	$30.3	$43.0
The FASB issued ASU No. 2015-17 which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The new standard is effective for us on January 1, 2016, with early adoption permitted. As of December 31, 2015, we adopted this standard prospectively, therefore all deferred tax assets and liabilities are presented as noncurrent.
Our net deferred tax assets totaled $30.3 million as of December 31, 2015, compared to $43.0 million as of December 31, 2014. The decrease of $12.7 million in net deferred tax assets in 2015 is primarily attributable to the increase of the valuation allowance on certain deferred tax assets due to our inability to realize those benefits in the future, partially offset by a reduction in deferred tax assets associated with property, plant, and equipment. We have valuation allowances of $92.2 million as of December 31, 2015. We believe that it is more likely than not, based on our projections of future taxable income in certain non-U.S. jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $30.3 million.

16. RELATED PARTY TRANSACTIONS

Corporate Allocations
Refer to Note 1 for discussion on corporate expense allocations.

Transactions with Affiliates

As of and after the closing of the secondary offering on July 1, 2015, in which SunEdison sold all of its shares in the Company, transactions with SunEdison are no longer considered related party transactions. See Note 3 for additional discussion regarding the secondary offering. On June 23, 2015, prior to the closing of the secondary offering on July 1, 2015, the Company and SunEdison entered into a letter agreement regarding granular polysilicon supply matters (the “Agreement”). The Agreement provides for a long-term supply by SunEdison of the Company’s granular semiconductor grade polysilicon needs.
We sell intermediate products such as trichlorosilane gas, ingots, scrap wafers, and other inventory items to SunEdison's subsidiaries in the U.S., Europe, and Asia for use in their operations. We also provide limited services to SunEdison as outlined in the post-IPO transition services agreement. Net sales to SunEdison were $0.8 million for the six month period ended June 30, 2015 that were still considered affiliate transactions. Net sales to SunEdison were $2.4 million and $9.1 million for the for the years ended December 31, 2014 and 2013, respectively. Accounts receivable, affiliate were $4.3 million as of December 31, 2014.
We purchase products, primarily polysilicon, from SunEdison and its subsidiaries. SunEdison had in the past also performed financing, cash management, treasury, and other services for us on a centralized basis as outlined in a transition services agreement. Accounts payable, affiliate were $9.4 million as of December 31, 2014.
In connection with our IPO, $62.4 million of accounts payable, affiliate was settled through a cash payment to SunEdison, after offsetting certain accounts receivable, affiliate and notes receivable, affiliate balances against accounts payable, affiliate balances with certain SunEdison subsidiaries. The amounts included in the offsetting transactions included $26.3 million of accounts receivable, affiliate and $3.8 million of notes receivable, affiliate balances that were outstanding as of March 31, 2014. The $26.3 million and $3.8 million non-cash transactions outlined above are excluded from the consolidated statements of cash flows.

Notes Receivable - Affiliate
We settled $15.0 million of notes receivable, affiliate from certain SunEdison subsidiaries by offsetting a portion of those amounts against accounts payable, affiliate we have with certain other SunEdison subsidiaries during the year ended December 31, 2014. Of the $15.0 million in settlements of notes receivable, affiliate balances, $12.0 million are non-cash transactions which are excluded from the consolidated statements of cash flows. The remaining $3.8 million in intercompany notes between SunEdison and SunEdison Semiconductor were settled in connection with our IPO, as previously discussed, by offsetting a portion of the intercompany loans against accounts payable, affiliate balances with certain SunEdison subsidiaries.
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

Net sales to non-affiliates (see Note 16 for discussion of sales to affiliates):

	For the Year Ended December 31,
	2015	2014	2013
In millions
Singapore	$43.6	$57.6	$63.1
Foreign	733.1	780.1	848.4
Total	$776.7	$837.7	$911.5

Foreign sales to non-affiliates were derived from sales to the following countries:

	For the Year Ended December 31,
	2015	2014	2013
In millions
Taiwan	$166.6	$215.3	$219.2
South Korea	166.0	171.3	217.6
U.S.	126.4	123.0	130.3
China	57.7	43.2	40.1
Germany	55.3	67.4	62.4
Italy	34.1	33.0	36.7
France	29.5	32.1	38.2
Netherlands	20.4	19.2	16.4
Malaysia	18.1	14.3	14.6
Other foreign countries	59.0	61.3	72.9
Total	$733.1	$780.1	$848.4
Net sales are attributed to countries based on the location of the customer.

Property, plant, and equipment, net of accumulated depreciation:

	As of December 31,
	2015	2014
In millions
Taiwan	$183.2	$195.2
South Korea	96.1	111.4
U.S.	86.7	68.1
Italy	65.5	67.2
Japan	58.5	61.6
Malaysia	40.7	95.2
Other countries	0.1	0.1
Total	$530.8	$598.8

Credit Concentration
Our customers include semiconductor device manufacturers and are located in various geographic regions including North America, Europe, and the Asia-Pacific region. Our customers are generally well capitalized, our concentration of credit risk is considered minimal. Sales to specific non-affiliate customers exceeding 10% of net sales for the years ended December 31, 2015, 2014, and 2013 were as follows:

	For the Year Ended December 31,
	2015		2014		2013
	Net Sales	Percent	Net Sales	Percent	Net Sales	Percent
In millions, except for percentages
Customer A	$163.5	21.1%	$160.5	19.2%	$191.2	21.0%
Customer B	$107.0	13.8%	$154.1	18.4%	$144.4	15.8%
Customer C	$83.7	10.8%	$87.9	10.5%	$100.8	11.1%

18. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for 2015 and 2014 is as follows:

2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share amounts
Net sales	$199.4	$207.4	$189.0	$181.7
Gross profit	17.2	23.5	21.3	15.1
Net loss	(9.3)	(15.5)	(80.8)	(31.1)
Net income attributable to noncontrolling interests	—	—	—	—
Net loss attributable to SunEdison Semiconductor Limited	(9.3)	(15.5)	(80.8)	(31.1)
Basic loss per share	(0.22)	(0.37)	(1.93)	(0.76)
Diluted loss per share	(0.22)	(0.37)	(1.93)	(0.76)
Market close share prices:
High	27.14	26.46	18.14	11.59
Low	15.19	17.27	10.05	7.61

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
In millions, except per share amounts
Net sales	$206.1	$214.9	$213.2	$205.9
Gross profit	8.3	20.4	26.8	23.5
Net (loss) income	(15.2)	14.1	(79.4)	(10.5)
Net income attributable to noncontrolling interests	0.6	0.2	—	—
Net (loss) income attributable to SunEdison Semiconductor Limited	(14.6)	14.3	(79.4)	(10.5)
Basic (loss) earnings per share	(0.35)	0.34	(1.91)	(0.25)
Diluted (loss) earnings per share	(0.35)	0.34	(1.91)	(0.25)
Market close share prices:
High	N/A	17.76	19.35	19.76
Low	N/A	15.00	15.51	16.12

SHAREHOLDERS' INFORMATION

PRINCIPAL EXECUTIVE OFFICES
SunEdison Semiconductor Limited
11 Lorong 3 Toa Payoh
Singapore, 319579
(65) 6681-9300

PRINCIPAL EXECUTIVE OFFICES IN THE U.S.
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

ORDINARY SHARES LISTING
SunEdison Semiconductor Limited's ordinary shares are traded on the NASDAQ Global Select Market under the symbol "SEMI". The Company had two shareholders of record on March 4, 2016, which were Cede & Co., which is the nominee of shares held through The Depository Trust Company, and SunEdison International Inc.

FORM 10-K
Shareholders may obtain, free of charge, a copy of SunEdison Semiconductor Limited's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2015, filed with the Securities and Exchange Commission, by visiting our website (www.SunEdisonSemi.com), by writing SunEdison Semiconductor Limited's Investor Relations Department, or by calling (636) 474-5000.

FINANCIAL INFORMATION
SunEdison Semiconductor Limited maintains a web page on the Internet at www.SunEdisonSemi.com where we publish information, including earnings releases, other news releases, and significant corporate disclosures.

CONTACT INFORMATION
All requests and inquiries should be directed to:
Chris Chaney
Director, Investor Relations and Corporate Communications
SunEdison Semiconductor Limited
501 Pearl Drive
St. Peters, Missouri 63376
Tel: (636) 474-5226
Email: invest@sunedisonsemi.com

SHARE PRICE PERFORMANCE GRAPH
The graph below compares cumulative total shareholder return with the cumulative total return (assuming reinvestment of dividends) of the Standard and Poor's ("S&P") 500 Index and the S&P 500 Semiconductors Index. The information on the graph covers the period from May 22, the date when our shares became publicly traded, through December 31, 2015. The share price performance shown on the graph is not necessarily indicative of future share price performance.
Data provided by Standard and Poor's Capital IQ 1/5/2016.

	Base	INDEXED RETURNS
	Period	Quarters Ended
Company / Index	5/22/2014	6/30/2014	9/30/2014	12/31/2014	3/31/2015	6/30/2015	9/30/2015	12/31/2015
SunEdison Semiconductor Limited	100	112.87	129.00	123.80	172.13	115.13	70.27	52.27
S&P 500 Index	100	103.77	104.94	110.12	111.17	111.48	104.30	111.65
S&P 500 Semiconductor Index	100	112.61	120.42	127.79	123.75	121.14	115.12	128.91